UNITED STATES
RITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 10-K

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2001

Commission File No. 0-16614

NEORX CORPORATION

(Exact name of Registrant as specified in its charter)

Washington	**91-1261311**
(State or other jurisdiction of incorporation or organization)	(IRS Employer Identification No.)

410 West Harrison Street, Seattle, Washington 98119-4007
(Address of principal executive offices)

Registrant's telephone number, including area code:
(206) 281-7001

Securities registered pursuant to Section 12(b) of the Act:
None

Securities registered pursuant to Section 12(g) of the Act:
Common Stock, $.02 Par Value
$2.4375 Convertible Exchangeable Preferred Stock, Series 1

Indicate by check mark whether the Registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of Registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

The aggregate market value of voting stock held by nonaffiliates of the Registrant as of March 12, 2002 was approximately $95 million (based on the closing price for shares of the Registrant's Common Stock as reported by the NASDAQ National Market for the last trading date prior to that date). Shares of Common Stock held by each officer, director and holder of 5% or more of the outstanding Common Stock have been excluded in that such persons may be deemed to be affiliates. This determination of affiliate status is not necessarily a conclusive determination for other purposes.

As of March 12, 2002, approximately 26.6 million shares of the Registrant's Common Stock, $.02 par value per share, were outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

(1) Portions of the Registrant's 2001 Notice of Annual Meeting and Proxy Statement for the Registrant's Annual Meeting of Shareholders to be held on May 2, 2002 are incorporated by reference in Part III of this Form 10-K.

PART I

IMPORTANT INFORMATION REGARDING FORWARD-LOOKING STATEMENTS

This annual report on Form 10-K contains forward-looking statements. These statements relate to future events or future financial performance. In some cases, you can identify forward-looking statements by terminology such as "may," "will," "should," "expect," "plan," "intend," "anticipate," "believe," "estimate," "predict," "potential," "propose" or "continue," the negative of these terms or other terminology. These statements reflect our current views with respect to future events and are based on assumptions and are subject to risks and uncertainties. Given these uncertainties, you should not place undue reliance on these forward-looking statements. We discuss many of these risks in greater detail under the heading "Risk Factors" below. Also, these forward-looking statements represent our estimates and assumptions only as of the date of this Form 10-K.

You should read this Form 10-K and the documents that we incorporate by reference completely and with the understanding that our actual results, performance and achievements may be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.

RISK FACTORS

This section briefly discusses certain risks that should be considered by shareholders and prospective investors in NeoRx. Many of these risks are discussed in other contexts in other sections of this report.

We have a history of operating losses, we expect to continue to incur losses, and we may never become profitable.

We have not been profitable for any year since our formation in 1984. As of December 31, 2001, we had an accumulated deficit of $183 million. These losses have resulted principally from costs incurred in our research and development programs and from our general and administrative activities. To date, we have been engaged only in research and development activities and have not generated any significant revenues from product sales. We do not anticipate that any of our proposed products will be commercially available for several years. We expect to incur additional operating losses in the future. These losses may increase significantly as we expand development and clinical trial efforts. Our ability to achieve long-term profitability is dependent upon obtaining regulatory approvals for our proposed products and successfully commercializing our products alone or with third parties. However, our operations may not be profitable even if we succeed in commercializing any of our products under development.

We will need to raise additional capital, and our future access to capital is uncertain.

It is expensive to develop cancer therapy products and conduct clinical trials for these products. We plan to continue to simultaneously conduct clinical trials and preclinical research for a number of different cancer therapy product candidates, which is costly. Our future revenues may not be sufficient to support the expense of our operations and the conduct of our clinical trials and preclinical research. We will need to raise additional capital:

- to fund operations;
- to continue the research and development of our therapeutic product candidates; and
- to commercialize our proposed products.

We believe that our existing funds will be sufficient to satisfy our financing requirements into the first quarter of 2003. However, we may need additional financing within this time frame depending on a number of factors, including the following:

- the rate of progress and costs of our clinical trial and research and development activities;
- the costs of developing manufacturing operations;
- the costs of developing marketing operations, if we undertake those activities;
- the amount of milestone payments we might receive from potential collaborators;
- our degree of success in commercializing our cancer therapy product candidates;
- the emergence of competing technologies and other adverse market developments;
- changes in or terminations of our existing collaborations and licensing arrangements; and
- the costs of preparing, filing, prosecuting, maintaining and enforcing patent claims and other intellectual property rights.

We may not be able to obtain additional financing on favorable terms or at all. If we are unable to raise additional funds when we need them, we may be required to delay, reduce or eliminate some or all of our development programs and some or all of our clinical trials. We also may be required to enter into relationships with third parties to develop or commercialize products or technologies that we otherwise would have sought to develop independently. If we raise additional funds by issuing equity securities, further dilution to shareholders may result, and new investors could have rights superior to current security holders.

Our potential products must undergo rigorous clinical testing and regulatory approvals, which could be costly, time consuming, subject us to unanticipated delays or prevent us from marketing any products.

The manufacture and marketing of our proposed products and our research and development activities are subject to regulation for safety, efficacy and quality by the Food and Drug Administration (FDA) in the United States and comparable authorities in other countries.

The process of obtaining FDA and other required regulatory approvals, including foreign approvals, is expensive, often takes many years and can vary substantially based upon the type, complexity and novelty of the products involved. Our Skeletal Targeted Radiotherapy (STR) and Pretarget® product candidates are novel; therefore, regulatory agencies lack direct experience with them. This may lengthen the regulatory review process, increase our development costs and delay or prevent commercialization of our STR and Pretarget® product candidates. A STR phase III study was placed on clinical hold by the FDA after some patients in our STR phase I/II multiple myeloma trials developed a serious late toxicity. The FDA requested that we collect additional radiation dosimetry data from a small number of patients to validate the revised methodology we propose to use to calculate radiation dose in our pivotal trials. We have discussed with the FDA a revised plan for pivotal trials of STR in patients with multiple myeloma, and submitted a protocol for the requested radiation study. We plan to begin enrolling multiple myeloma patients in this dosimetry study in the first quarter of 2002. Based on the results of this study and subject to approval from the FDA, we plan to initiate a revised pivotal program for STR in the second half of 2002. Our pivotal trials for STR cannot begin until we receive authorization from the FDA.

No cancer products using our STR or Pretarget® technologies have been approved for marketing. Consequently, there is no precedent for the successful commercialization of products based on our technologies. In addition, we have had only limited experience in filing and pursuing applications necessary to gain regulatory approvals. This may impede our ability to obtain timely approvals from the FDA or foreign regulatory agencies, if at all. We will not be able to commercialize any of our potential products until we obtain regulatory approval, and consequently any delay in obtaining, or inability to obtain, regulatory approval could harm our business.

If we violate regulatory requirements at any stage, whether before or after marketing approval is obtained, we may be fined, forced to remove a product from the market or experience other adverse consequences, including delay, which could materially harm our financial results. Additionally, we may not be able to obtain the labeling claims necessary or desirable for the promotion of our proposed products. We also may be required to undertake post-marketing trials. In addition, if we or other parties identify side effects after any of our products are on the market, or if manufacturing problems occur, regulatory approval may be withdrawn and reformulation of our products, additional clinical trials, changes in labeling of our products, and additional marketing applications may be required.

The requirements governing the conduct of clinical trials, manufacturing and marketing of our proposed products outside the United States vary widely from country to country. Foreign approvals may take longer to obtain than FDA approvals and can involve additional testing. Foreign regulatory approval processes include all of the risks associated with the FDA approval processes. Also, approval of a product by the FDA does not ensure approval of the same product by the health authorities of other countries.

We may take longer to complete our clinical trials than we project, or we may be unable to complete them at all.

Although for planning purposes we project the commencement, continuation and completion of our clinical trials, a number of factors, including scheduling conflicts with participating clinicians and clinical institutions and difficulties in identifying and enrolling patients who meet trial eligibility criteria, may cause significant delays. We may not commence or complete clinical trials involving any of our products as projected or may not conduct them successfully.

We rely on academic institutions or clinical research organizations to conduct, supervise or monitor some or all aspects of clinical trials involving our proposed products. We will have less control over the timing and other aspects of those clinical trials than if we conducted them entirely on our own. If we fail to commence or complete, or experience delays in, any of our planned clinical trials, our stock price and our ability to conduct our business as currently planned could be harmed.

If testing of a particular product does not yield successful results, we will be unable to commercialize that product.

Our research and development programs are designed to test the safety and efficacy of our proposed products in humans through extensive preclinical and clinical testing. We may experience numerous unforeseen events during, or as a result of, the testing process that could delay or prevent commercialization of our proposed products, including the following:

- safety and efficacy results attained in early human clinical trials may not be indicative of results that are obtained in later clinical trials;
- the results of preclinical studies may be inconclusive, or they may not be indicative of results that will be obtained in human clinical trials;
- after reviewing test results, we or any potential collaborators may abandon projects that we previously believed were promising;
- our potential collaborators or regulators may suspend or terminate clinical trials if the participating subjects or patients are being exposed to unacceptable health risks; and
- the effects of our potential products may not be the desired effects or may include undesirable side effects or other characteristics that preclude regulatory approval or limit their commercial use if approved.

Clinical testing is very expensive, can take many years, and the outcome is uncertain. We cannot at this time predict if, when or under what conditions we will be permitted to initiate our revised pivotal program for STR. The data collected from our clinical trials may not be sufficient to support regulatory approval of our proposed STR multiple myeloma product, or any of our other proposed products. The clinical trials of our proposed STR multiple myeloma product, and our other products under development, may not be completed on schedule and the FDA or foreign regulatory agencies may not ultimately approve any of our product candidates for commercial sale. Our failure to adequately demonstrate the safety and efficacy of a cancer therapy product under development would delay or prevent regulatory approval of the product, which could prevent us from achieving profitability.

We are dependent on suppliers for the timely delivery of materials and services and may experience in the future interruptions in supply.

To be successful, we need to develop and maintain reliable and affordable third-party suppliers of:

- commercial quantities of holmium-166, the radionuclide used in our STR product candidate, and yttrium-90, the radionuclide used in our Pretarget® product candidates;
- the small-molecule compound used in our STR product candidate to deliver holmium-166 to the bone; and
- the proteins and small-molecule compounds used in our Pretarget® program.

Sources of some of these materials are limited, and we may be unable to obtain these materials in amounts and at prices necessary to successfully commercialize our proposed products. Timely delivery of materials, including the radionuclides used in our STR and Pretarget® product candidates, is critical to our success. For example, holmium-166, the radionuclide used in our STR product candidate, loses its effectiveness for treating patients within a short period of time. As a result, the STR product must be shipped within 24 hours of its manufacture to the site where the patient is to be treated. Failures or delays in the manufacturing and shipping processes could compromise the quality and effectiveness of our products. We currently depend on a single source vendor, University of Missouri Research Reactor facility group (MURR), for the holmium-166 component of our STR product candidate. We plan to establish an additional supplier for this material. There are, in general, relatively few alternative sources of holmium-166. While the current vendor generally has provided us these materials with acceptable quality, quantity and cost in the past, it may be unable or unwilling to meet out future demands. If we have to switch to a replacement vendor, the manufacture and delivery of our products could be interrupted for an extended period.

In December 2001 we entered into a contract with MURR to supply holmium-166, the radionuclide used in our STR product candidate. MURR is responsible for the manufacture of holmium-166, including process qualification, quality control, packaging and shipping, from its Columbia, Missouri reactor facility. This supply contract follows a previous arrangement in which MURR provided NeoRx supplies of holmium-166 for the STR product in development. Our business and operations could be materially adversely affected if MURR does not continue to perform satisfactorily under this agreement. We intend to negotiate a long-term supply contract for holmium-166. If we are unable to negotiate a long-term contract in a timely fashion upon favorable terms, or if under our current supply contract, MURR is unable or unwilling to provide supplies of holmium-166 in a satisfactory manner, we may suffer delays in, or be prevented from, initiating or completing pivotal clinical trials of our STR product.

Yttrium-90, the radionuclide used in our Pretarget® product candidates, is available from several commercial sources in the US and Europe. We have qualified two of these sources to supply this radionuclide for our Pretarget® product candidates. We intend to establish longer-term supply agreements with one or more yttrium-90 producers for phase II and III clinical trials. The radiolabeling of the DOTA-biotin compound, also used in our Pretarget® product, is currently performed at our manufacturing facility in Seattle. We plan to transfer the radiolabeling process to our radiopharmaceutical facility in Denton, Texas for phase III clinical trials.

If we fail to negotiate and maintain collaborative arrangements with third parties, our manufacturing, clinical testing, sales and marketing activities may be delayed or reduced.

We rely in part on third parties to perform for us or assist us with a variety of important functions, including research and development, manufacturing and clinical trials management. We also license technology from others to enhance or supplement our technologies. We may not be able to locate suppliers to manufacture our products at a cost or in quantities necessary to make them commercially viable. We intend to rely on third-party contract manufacturers to produce large quantities of certain materials needed for clinical trials and product commercialization. Third-party manufacturers may not be able to meet our needs with respect to timing, quantity or quality. If we are unable to contract for a sufficient supply of needed materials on acceptable terms, or if we should encounter delays or difficulties in our relationships with manufacturers, our clinical testing may be delayed, thereby delaying the submission of products for regulatory approval or the market introduction and subsequent sales of our products. Any such delay may lower our revenues and potential profitability.

Moreover, any potential third-party manufacturers and we must continually adhere to current Good Manufacturing Practices (cGMP) regulations enforced by the FDA through its facilities inspection program. If our facilities, or the facilities of these manufacturers, cannot pass a pre-approval plant inspection, the FDA will not grant pre-market approval of our cancer therapy product candidates. In complying with cGMP and foreign regulatory requirements, we and any of our third-party manufacturers will be obligated to expend time, money and effort in production, record-keeping and quality control to assure that our products meet applicable specifications and other requirements. If any of our third-party manufacturers or we fail to comply with these requirements, we may be subject to regulatory action.

In April 2001, we purchased a radiopharmaceutical manufacturing and distribution facility and certain other assets located in Denton, Texas from International Isotopes Inc. In addition to the manufacturing facility, we purchased existing equipment, documentation, and certain processes. NeoRx also retained approximately 40 employees from International Isotopes. The facility has achieved cGMP status and has been issued appropriate radiation permits by the State of Texas. We intend to use the facility to produce STR and other products in development.

The NeoRx radiopharmaceutical manufacturing facility in Denton is the principal manufacturing site for the proposed STR product for our planned multiple myeloma clinical trials. This facility is responsible for all aspects of the manufacture of STR, including process qualification, quality control, packaging and shipping. We believe that the Denton facility will be sufficient to meet our needs for the planned STR multiple myeloma phase III clinical trials. In January 2001, we extended an existing agreement with ABC Laboratories, Inc. (ABC) for ABC to manufacture STR product for clinical trials. ABC had supplied doses of STR for the phase I/II clinical trials. ABC has been qualified for all aspects of the manufacture of STR, including process qualification, quality control, packaging and shipping, and is under contract to the Company to continue to provide these operations through the end of June 2002. We plan to undertake all aspects of STR manufacture and shipment through our Denton, Texas facility and intend to maintain our relationship with ABC as a back-up supplier through the duration of the existing manufacturing agreement.

If we are unable to maintain the necessary cGMP status and permits for our Denton radiopharmaceutical facility, or if we or ABC should encounter delays or difficulties in any aspect of the manufacture of STR, our clinical testing may be delayed, thereby delaying the submission of products for regulatory approval or the market introduction and subsequent sales of the product. Any such delay may lower our revenues and potential profitability.

We intend to enter into collaborations for one or more of the research, development, manufacturing, marketing and other commercialization activities relating to some of our products under development. If we are unable to secure collaborators, or if we lose collaborators, our product development and potential for profitability may suffer. If any collaborator breaches or terminates an agreement with us, or fails to conduct its collaborative activities in a timely manner, the commercialization of our products under development could be slowed down or blocked completely. Disputes may arise between NeoRx and collaborators on a variety of matters, including financial or other obligations under our agreements. These disputes may be both expensive and time-consuming and may result in delays in the development and commercialization of our proposed products.

We face substantial competition in the development of cancer therapies and may not be able to compete successfully, and our potential products may be rendered obsolete by rapid technological change.

The competition for development of cancer therapies is intense. There are numerous competitors developing products to treat the diseases for which we are seeking to develop products. We are initially focusing our STR product candidate on the treatment of multiple myeloma. Celgene Corp.'s thalidomide product is in development for treatment of multiple myeloma. Other therapeutics with anti-angiogenic properties and other modes of action are in clinical development for treatment of multiple myeloma. Some competitors have adopted product development strategies targeting cancer cells with antibodies. IDEC Pharmaceuticals Corp. has a monoclonal antibody product approved for treatment of non-Hodgkin's lymphoma (NHL), and a radioimmunotherapeutic consisting of an anti-CD20 antibody chemically linked to the radionuclide yttrium-90 (Zevalin™), which received FDA approval for marketing in February 2002. Immunomedics, Inc. and Corixa Corp. have radioimmunotherapy (RIT) products for NHL in late-stage development. Many emerging companies, including Immunomedics, IDEC and Corixa, have corporate partnership arrangements with large, established companies to support the research, development and commercialization of products that may be competitive with ours. In addition, a number of established pharmaceutical companies, including GlaxoSmithKline, Amersham PLC, Mallinckrodt, Inc. (Tyco Healthcare) and Bristol-Myers Squibb Co., are developing proprietary technologies or have enhanced their capabilities by entering into arrangements with, or acquiring, companies with proprietary antibody-based technology or other technologies applicable to the treatment of cancer. Many of our existing or potential competitors have, or have access to, substantially greater financial, research and development, marketing and production resources than we do and may be better equipped than we are to develop, manufacture and market competing products. Our competitors may have, or may develop and introduce, new products that would render our technology and products under development less competitive, uneconomical or obsolete.

We also expect to face increasing competition from universities and other non-profit research organizations. These institutions carry out a significant amount of cancer research and development. These institutions are becoming increasingly aware of the commercial value of their findings and more active in seeking patent and other proprietary rights, as well as licensing revenues.

If we are unable to protect our proprietary rights, we may not be able to compete effectively, or operate profitably.

Our success is dependent in part on obtaining, maintaining and enforcing our patents and other proprietary rights and our ability to avoid infringing the proprietary rights of others. Patent law relating to the scope of claims in the biotechnology field in which we operate is still evolving and, consequently, patent positions in our industry may not be as strong as in other better-established fields. Accordingly, the United States Patent and Trademark Office (USPTO) may not issue patents from the patent applications owned by or licensed to us. If issued, the patents may not give us an advantage over competitors with similar technology.

We own more than 100 issued United States patents and have licenses to additional patents. However, the issuance of a patent is not conclusive as to its validity or enforceability and it is uncertain how much protection, if any, will be given to our patents if we attempt to enforce them and they are challenged in court or in other proceedings, such as oppositions, which may be brought in foreign jurisdictions to challenge the validity of a patent. A third party may challenge the validity or enforceability of a patent after its issuance by the USPTO. It is possible that a competitor may successfully challenge our patents or that a challenge will result in limiting their coverage. Moreover, the cost of litigation to uphold the validity of patents and to prevent infringement can be substantial. If the outcome of litigation is adverse to us, third parties may be able to use our patented invention without payment to us. Moreover, it is possible that competitors may infringe our patents or successfully avoid them through design innovation. To stop these activities we may need to file a lawsuit. These lawsuits are expensive and would consume time and other resources, even if we were successful in stopping the violation of our patent rights. In addition, there is a risk that a court would decide that our patents are not valid and that we do not have the right to stop the other party from using the inventions. There is also the risk that, even if the validity of our patents were upheld, a court would refuse to stop the other party on the ground that its activities do not infringe our patents.

In addition to the intellectual property rights described above, we also rely on unpatented technology, trade secrets and confidential information. Therefore, others may independently develop substantially equivalent information and techniques or otherwise gain access to or disclose our technology. We may not be able to effectively protect our rights in unpatented technology, trade secrets and confidential information. We require each of our employees, consultants and advisors to execute a confidentiality agreement at the commencement of an employment or consulting relationship with us. However, these agreements may not provide effective protection of our information or, in the event of unauthorized use or disclosure, they may not provide adequate remedies.

The use of our technologies could potentially conflict with the rights of others.

Our competitors or others may have or acquire patent rights that they could enforce against us. If they do so, we may be required to alter our products, pay licensing fees or cease activities. If our products conflict with patent rights of others, third parties could bring legal actions against us claiming damages and seeking to enjoin manufacturing and marketing of the affected products. If these legal actions are successful, in addition to any potential liability for damages, we could be required to obtain a license in order to continue to manufacture or market the affected products. We may not prevail in any legal action and a required license under the patent may not be available on acceptable terms or at all.

We may incur substantial costs as a result of litigation or other proceedings relating to patent and other intellectual property rights.

The cost to us of any litigation or other proceedings relating to intellectual property rights, even if resolved in our favor, could be substantial. Some of our competitors may be better able to sustain the costs of complex patent litigation because they have substantially greater resources. If there is litigation against us, we may not be able to continue our operations. If third parties file patent applications, or are issued patents claiming technology also claimed by us in pending applications, we may be required to participate in interference proceedings in the USPTO to determine priority of invention. We may be required to participate in interference proceedings involving our issued patents and pending applications. We may be required to cease using the technology or license rights from prevailing third parties as a result of an unfavorable outcome in an interference proceeding. A prevailing party in that case may not offer us a license on commercially acceptable terms.

Product liability claims in excess of the amount of our insurance would adversely affect our financial condition.

The testing, manufacturing, marketing and sale of the cancer therapy products that we have under development may subject us to product liability claims. We are insured against such risks up to a $10 million annual aggregate limit in connection with clinical trials of our products under development and intend to obtain product liability coverage in the future. However, insurance coverage may not be available to us at an acceptable cost, if at all. We may not be able to obtain insurance coverage that will be adequate to satisfy any liability that may arise. Regardless of merit or eventual outcome, product liability claims may result in decreased demand for a product, injury to our reputation, withdrawal of clinical trial volunteers and loss of revenues. As a result, regardless of whether we are insured, a product liability claim or product recall may result in losses that could be material.

Our use of radioactive and other hazardous materials exposes us to the risk of material environmental liabilities, and we may incur significant additional costs to comply with environmental laws in the future.

Our research and development and clinical manufacturing processes, as well as the manufacturing processes that may be used by our collaborators, involve the controlled use of hazardous and radioactive materials. As a result, we are subject to foreign, federal, state and local laws, rules, regulations and policies governing the use, generation, manufacture, storage, air emission, effluent discharge, handling and disposal of certain materials and wastes in connection with our use of these materials. Although we believe that our safety procedures and the safety procedures utilized by our manufacturing partner for handling and disposing of such materials comply with the standards prescribed by such laws and regulations, we may be required to incur significant costs to comply with environmental and health and safety regulations in the future. In addition, the risk of accidental contamination or injury from hazardous and radioactive materials cannot be completely eliminated. In the event of such an accident, we could be held liable for any resulting damages, and any such liability could exceed our resources.

Even if we bring products to market, changes in healthcare reimbursement could adversely affect our ability to effectively price our products or obtain adequate reimbursement for sales of our products.

The levels of revenues and profitability of biotechnology companies may be affected by the continuing efforts of government and third-party payors to contain or reduce the costs of healthcare through various means. For example, in certain foreign markets pricing or profitability of prescription pharmaceuticals is subject to governmental control. In the United States, there have been, and we expect that there will continue to be, a number of federal and state proposals to implement similar governmental controls. It is uncertain what legislative proposals will be adopted or what actions federal, state or private payors for healthcare goods and services may take in response to any healthcare reform proposals or legislation. Even in the absence of statutory change, market forces are changing the healthcare sector. We cannot predict the effect healthcare reforms may have on the development, testing, commercialization and marketability of our cancer therapy products. Further, to the extent that such proposals or reforms have a material adverse effect on the business, financial condition and profitability of other companies that are prospective collaborators for certain of our potential products, our ability to commercialize our products under development may be adversely affected. In addition, both in the US and elsewhere, sales of prescription pharmaceuticals depend in part on the availability of reimbursement to the consumer from third-party payors, such as governmental and private insurance plans. Third-party payors are increasingly challenging the prices charged for medical products and services. If we succeed in bringing one or more products to market, we cannot be certain that these products will be considered cost-effective and that reimbursement to the consumer will be available or will be sufficient to allow us to sell our products on a competitive or profitable basis.

The loss of key employees could adversely affect our operations.

We are a small company with fewer than 120 employees. Our success depends, to a significant extent, on the continued contributions of our principal management and scientific personnel. The loss of the services of one or more of the principal members of our scientific and management staff could delay our product development programs and our research and development efforts. We do not maintain key person life insurance on any of our officers, employees or consultants.

Competition for qualified employees among companies in the biotechnology and biopharmaceutical industry is intense. Our future success depends upon our ability to attract, retain and motivate highly skilled employees. In order to commercialize our proposed products successfully, we may be required to expand substantially our workforce, particularly in the areas of manufacturing, clinical trials management, regulatory affairs, business development and sales and marketing. These activities will require the addition of new personnel, including management, and the development of additional expertise by existing management personnel.

Our stock price is volatile and, as a result, you could lose some or all of your investment.

There has been a history of significant volatility in the market prices of securities of biotechnology companies, including our common stock, and it is likely that the market price of our common stock will continue to be highly volatile. Our business and the relative prices of our common stock may be influenced by a large variety of industry factors, including:

- announcements by us or our competitors concerning acquisitions, strategic alliances, technological innovations and new commercial products;
- the availability of critical materials used in developing our products;
- the results of clinical trials;
- developments concerning patents, proprietary rights and potential infringement; and
- the expense and time associated with and the extent of our ultimate success in securing government approvals.

In addition, public concern about the safety of the products we develop, comments by securities analysts, and general market conditions may have a significant effect on the market price of our common stock. The realization of any of the risks described in this report, as well as other factors, could have a material adverse impact on the market price of our common stock and may result in a loss of some or all of your investment.

In the past, securities class action litigation has often been brought against companies following periods of volatility in their stock prices. We may in the future be the targets of similar litigation. Securities litigation could result in substantial costs and divert our management's time and resources, which could cause our business to suffer.

Certain provisions in our articles of incorporation and Washington state law could discourage a change of control of NeoRx.

Our articles of incorporation authorize our board of directors to issue up to 3,000,000 shares of preferred stock and to determine the price, rights, preference, privileges and restrictions, including voting rights, of those shares without any further vote or action by our shareholders. The issuance of preferred stock could have the effect of delaying, deferring or preventing a change of control of NeoRx, even if this change would benefit our shareholders. In addition, the issuance of preferred stock may adversely affect the market price of our common stock and the voting and other rights of the holders of our common stock.

We have adopted a shareholders' rights plan, which is intended to protect the rights of shareholders by deterring coercive or unfair takeover tactics. The board of directors declared a dividend to holders of our common stock of one preferred share purchase right for each outstanding share of the common stock. The right is exercisable ten days following the offer to purchase or acquisition of beneficial ownership of 20% of the outstanding common stock by a person or group of affiliated persons. Each right entitles the registered holder, other than the acquiring person or group, to purchase from NeoRx one-hundredth of one share of Series A Junior Participating Preferred Stock at the price of $40, subject to adjustment. The rights expire April 10, 2006. In lieu of exercising the right by purchasing one one-hundredth of one share of Series A Preferred Stock, the holder of the right, other than the acquiring person or group, may purchase for $40 that number of shares of our common stock having a market value of twice that price.

Washington law imposes restrictions on certain transactions between a corporation and significant shareholders. Chapter 23B.19 of the Washington Business Corporation Act prohibits a target corporation, with some exceptions, from engaging in particular significant business transactions with an acquiring person, which is defined as a person or group of persons that beneficially owns 10% or more of the voting securities of the target corporation, for a period of five years after the acquisition, unless the transaction or acquisition of shares is approved by a majority of the members of the target corporation's board of directors prior to the acquisition. Prohibited transactions include, among other things:

- a merger or consolidation with, disposition of assets to, or issuance or redemption of stock to or from the acquiring person;
- termination of 5% or more of the employees of the target corporation; or
- receipt by the acquiring person of any disproportionate benefit as a shareholder.

A corporation may not opt out of this statute. This provision may have the effect of delaying, deterring or preventing a change in control of NeoRx or limiting future investment in NeoRx by significant shareholders.

Item 1. BUSINESS

The Company

NeoRx is a cancer therapeutics company developing products for targeted delivery of anti-cancer agents, including radiopharmaceuticals, directly to sites of disease. The Company is building on the success of antibody therapeutics and other targeting technologies to develop sophisticated next-generation targeted therapies for modern multidisciplinary oncology. NeoRx currently is developing two technologies for targeting cancers with radiopharmaceuticals, and has three product candidates in clinical testing: Skeletal Targeted Radiotherapy (STR), Pretarget® Lymphoma and Pretarget® Carcinoma.

Skeletal Targeted Radiotherapy (STR) is in development for the treatment of multiple myeloma. STR targets bone and bone marrow with a small-molecule bone-seeking agent coupled to a radionuclide to deliver high doses of radiation to tumor sites. Phase I/II trials in patients with multiple myeloma demonstrated positive clinical activity of STR with high-dose chemotherapy, including substantial response rates. The FDA placed a phase III trial on clinical hold after some phase I/II patients developed a serious delayed toxicity. We have since undertaken a comprehensive scientific peer review of the STR development program and data from the phase I/II trials. We have discussed with the FDA our revised plan for pivotal trials of STR in patients with refractory or relapsed multiple myeloma, and have submitted a protocol for a new radiation dosimetry study. We plan to begin enrolling multiple myeloma patients in this dosimetry study in the first quarter of 2002. Beginning with the dosimetry study, we plan to resume clinical development of STR.

Pretarget® Technology is a broad development platform for targeted therapeutics that deliver intense doses of cancer-killing agents to tumor cells, while largely sparing healthy tissues. Competing targeting technologies in development use radionuclides directly linked to antibodies. These molecules circulate slowly, exposing the body to their radioactive payload, and limiting the dose that can be administered safely. The Pretarget approach uncouples the targeting agent from the radionuclide, with separate administration of a fusion protein to target tumor cells, a clearing agent to remove unbound fusion protein, and a radiotherapeutic that attaches rapidly to the pre-localized fusion protein to destroy tumor cells. Pretarget technology can incorporate a wide range of specific fusion proteins and therapeutic agents to address various cancers and other diseases. Phase I/II trials of our first two Pretarget product candidates are underway in patients with non-Hodgkin's lymphoma (NHL) and gastrointestinal adenocarcinoma.

In 2001 we implemented a number of carefully planned management, organizational and operational changes, with the goal of moving our product candidates forward in clinical trials, and transforming the Company for growth as a therapeutic product company. In addition to bringing in a new Chief Executive Officer and a new Chief Operating Officer, we added capabilities in clinical research, regulatory affairs, biostatistics, manufacturing and quality assurance to our core scientific team. We also formed a corporate development team of experienced industry professionals, charged with strengthening the Company's competitive position, accessing new opportunities for growth, and deriving value from our technology and manufacturing assets.

Our strategy is to develop, manufacture and commercialize our products, retaining as much as possible of the economics of each product. We intend to selectively form partnerships, where optimal, for product development and commercialization, and for access to complementary technologies and products to strengthen our development pipeline. We will seek to raise additional funding for our product development programs through partnerships, license agreements for our non-strategic technology assets, contract manufacturing services, and public or private equity financing.

Product Candidates

Cancer and its Treatment

Cancer is a broad group of diseases characterized by the uncontrolled growth and spread of abnormal cells. Cancer cells have the ability to migrate from their sites of origin to invade and damage other tissues and organs, through a process called metastasis. The American Cancer Society estimated that nearly 1,268,000 new cancer cases would be diagnosed in the US in 2001, and 553,400 Americans would die from cancer. Following cardiovascular disease, cancer is the second leading cause of death in the US and other industrialized nations. The incidence of cancer is expected to increase in the coming decades, as life expectancies continue to increase in the industrialized world.

There is considerable need for better treatments for cancer. Available therapies afford limited success. Even with the recent introduction of new therapies, there have been few significant improvements in patient survival, and any improvements in survival typically are measured in months, not years. Current treatments for cancer include surgery, external-beam radiation, chemotherapy, hormone therapy for some tumors and, more recently, certain biological agents such as interferons and antibodies. These treatments sometimes can be curative, but generally are effective only if the cancer is detected early. Chemotherapeutics, which in general act by interfering with DNA synthesis and cell replication, are generally palliative in their effects, and seldom provide a long-term cure. Chemotherapy is typically the primary therapy for tumors that have metastasized. Chemotherapy drugs are usually administered systemically so that the drug can circulate throughout the body to reach the metastases. As chemotherapy drugs circulate, they exert their toxic effects on healthy cells as well as cancer cells. Consequently, cancer patients receiving chemotherapy often suffer severe, sometimes life-threatening side effects, such as damage to bone marrow, lungs, heart, kidneys and nerves. Therefore, the optimal drug dose for killing cancer cells must often be reduced to avoid intolerable damage to normal cells and vital organs.

Advances in genomics are beginning to reveal the underlying mechanisms of cancer, and to provide a broad range of potential targets for new cancer therapeutics. These targets include cell-surface receptors, growth factors, enzymes, genes, and other cellular factors involved in angiogenesis, intracellular signaling, replication, and other cellular processes. Products in development include novel-acting chemotherapeutics, hormones, vaccines, immunomodulators, gene therapies, and anti-sense oligonucleotides. One of the leading areas for development of new therapeutics is tumor-specific targeted therapies, using antibodies or other targeting modalities. We believe that development of targeted therapies signals an important shift and a promising new avenue for cancer therapy.

Targeted Therapies

In recent years there has been a significant effort to develop and introduce targeted therapies that deliver chemotherapeutic or radiotherapeutic agents directly to cancer cells, to increase the efficacy and mitigate the adverse side effects of these cytotoxic agents. The promise of targeted therapies is enhanced therapeutic benefit and improved safety, through localization of intense doses of therapeutic molecules to specific sites of disease, while sparing healthy tissues. A variety of targeting agents have been investigated, including antibodies, peptides, chelating agents and small-molecule drugs. Much research and development has focused on the use of tumor antigen-specific monoclonal antibodies to target cancer cells. Antibodies are specific proteins produced by the immune system in response to an antigen, such as a foreign substance, pathogen or protein on the surface of cancer cells. Since the early 1980s, a number of cell-surface antigens specific to certain types of tumor cells have been identified, and antibodies that specifically bind these antigens have been developed.

Monoclonal antibody technology, and methods to genetically engineer human/mouse chimeric monoclonal antibodies or humanized antibodies, have enabled introduction of monoclonal antibody therapeutics for cancer and other diseases. Herceptin® (Trastuzumab) and Rituxan® (Rituximab) are examples of monoclonal antibodies introduced in the late 1990s for cancer therapy. Although their mechanisms of action have yet to be ascertained, both antibody products may induce programmed cell death (apoptosis) or lysis, among other possible mechanisms.

The anti-tumor effects of specific monoclonal antibodies may be significantly enhanced by conjugating these antibodies to chemotherapeutic or radiotherapeutic agents. Several companies, including Immunomedics, Inc. and Corixa Corp. are developing radioimmunotherapeutics for non-Hodgkin's lymphoma (NHL) consisting of a tumor-specific antibody linked to a radionuclide. IDEC Pharmaceuticals recently received FDA approval for Zevalin™, a radioimmunotherapeutic consisting of an anti-CD20 antibody chemically linked to the radionuclide yttrium-90. Though such constructs may augment the cancer-killing power of "naked" antibodies, these relatively large molecules circulate and reach their target slowly, exposing healthy tissues to their radioactive payload.

Antibody fragments and fusion proteins that incorporate the tumor-specific binding of antibodies, but have improved biodistribution and pharmacokinetic properties, offer promise for further progress in the development of targeted therapies. NeoRx is building on the success of antibody therapeutics and other targeting technologies, and the demonstrated anti-tumor effects of radiotherapeutics, to develop advanced, targeted therapies with improved safety and efficacy, for greater patient benefit. We expect such targeted therapeutics to play a very significant role alongside conventional therapies in the treatment of cancer for years to come.

Skeletal Targeted Radiotherapy (STR)

NeoRx is developing Skeletal Targeted Radiotherapy (STR) for treatment of multiple myeloma and potentially other bone and bone-marrow related cancers. Multiple myeloma is a cancer of the plasma cells, the antibody-producing cells of the bone marrow. The disease is characterized by impaired blood cell formation, multiple tumor sites in the bone marrow, and widespread bone lesions that result in bone pain and fractures. Multiple myeloma typically strikes between ages 65 and 70, though there is a recent trend towards an earlier age of onset. Multiple myeloma is the second most common blood cancer. The Multiple

Myeloma Research Foundation estimates that more than 40,000 Americans currently have this disease, and over 14,000 new cases of multiple myeloma are diagnosed annually in the US.

There is a significant unmet medical need for effective treatments for multiple myeloma. Available therapies are intended to provide prolongation of life, and relief of pain and other symptoms, but are not curative. Moreover, existing treatments have serious side effects, and not all patients are candidates for treatment because of these side effects. Chemotherapy can prolong the median survival of multiple myeloma patients to 3 to 4 years. Even with good response to therapy and achievement of remission, all patients eventually experience relapse of their disease due to proliferation of resistant myeloma cells. Fewer than 5% of patients survive more than 10 years after diagnosis.

Multiple myeloma is a radiation-sensitive cancer, with higher radiation doses producing greater response, though radiation therapy may be extremely toxic to the patient. Previously, chemotherapy with or without total body irradiation was used to treat multiple myeloma. The efficacy of both radiotherapy and chemotherapy is limited by the total dose that can be tolerated by the patient. Although higher doses of chemotherapy or radiotherapy potentially would eradicate resistant myeloma cells, this approach is not practical because current high-dose chemotherapy regimens already are at the limits of tolerance. We believe that if treatment could be localized, more effective doses could be delivered to the targeted cells, with fewer side effects.

Currently, the primary treatment for multiple myeloma is chemotherapy, which may be followed by high-dose chemotherapy and stem cell transplantation. Because of its toxicity, only about 25% of patients are eligible for high-dose chemotherapy and stem cell transplantation. Prior to stem cell transplantation, the patient's peripheral blood stem cells are harvested and a conditioning regimen with high-dose chemotherapy is used to destroy the patient's bone marrow cells. Reconstitution of the bone marrow with the patient's own stem cells following chemotherapy allows normal blood cell production to resume. This treatment is difficult for patients to tolerate but currently provides the best chance for a prolonged remission. Depending on response criteria, complete remission (CR) is achieved in approximately 20% to 25% of transplant patients who responded well to initial chemotherapy. Achievement of a CR is associated with extended survival, although relapses occur frequently. Cytostatic agents with lower-toxicity profiles, including thalidomide, are in development for front-line therapy and for patients with relapsed disease. However, these agents generally provide a low incidence of CR.

NeoRx is developing STR for use with high-dose chemotherapy and stem cell transplantation for treatment of multiple myeloma. STR is designed to deliver high doses of radiotherapy to tumor sites throughout the skeleton, producing both a direct therapeutic effect on disseminated disease sites, plus a general marrow-ablative effect. STR targets bone and adjacent marrow with a small-molecule bone-seeking agent, DOTMP, stably complexed with the beta-emitting radionuclide holmium-166. The high energy of holmium-166 allows optimal penetration of marrow and bone disease sites, while its short half-life minimizes the time required between treatment and reinfusion of the patient's stem cells. Upon administration, the STR compound localizes almost exclusively to the bone. This localization brings high doses of radiation in close proximity to multiple myeloma tumor cells. The radiation destroys the DNA of the cells, preventing the rapid replication associated with tumor growth. STR compound that does not localize to the bone is eliminated through the kidneys. NeoRx holds an exclusive worldwide license to the use of STR technology (except for Australia) from The Dow Chemical Company.

NeoRx completed phase I/II trials of STR in combination with high-dose chemotherapy (melphalan) in patients with multiple myeloma, and initiated a phase III trial in 2000. The phase I/II trials demonstrated positive clinical activity of STR, including substantial response rates. The FDA placed the phase III trial on clinical hold after some phase I/II patients developed a serious delayed toxicity. In 2001 we convened an expert panel to conduct a comprehensive scientific peer review of the STR development program and data from phase I/II trials for multiple myeloma. The expert review of phase I/II data confirmed the positive clinical activity of STR in patients with multiple myeloma. Using patient response criteria established by the Autologous Blood and Marrow Transplant Registry (ABMTR), the panel noted substantial response rates among the 82 phase I/II patients treated according to the protocol, including a complete response rate of 35%. The data also suggested a survival advantage. The expert panel also assessed the safety profile of STR and specifically evaluated the delayed toxicity—hemorrhagic cystitis and thrombotic microangiopathy (TMA) with renal impairment, and identified strategies for their management.

We have discussed with the FDA our revised plan for pivotal trials of STR in patients with refractory or relapsed multiple myeloma. We introduced our revised pivotal program to the FDA in the fourth quarter of 2001 and submitted a protocol for a new radiation dosimetry study. The FDA had requested that we conduct this study to collect additional radiation dosimetry data from a small number of patients to validate the revised methodology we propose to use to calculate radiation dose in our pivotal trials. In this study, we also plan to introduce an adjusted radiation dose and a revised administration regimen. Our planned dosimetry study is expected to enroll 12 to 16 patients at 2 to 4 clinical sites. We plan to begin enrolling multiple myeloma patients in this dosimetry study in the first quarter of 2002. Based on the results of this study and subject to approval from the FDA, we plan to resume the pivotal program for STR in the second half of 2002. We intend to discuss further the design of our pivotal program with the FDA in the first half of 2002. Our proposed design involves two pivotal trials. The initial pivotal trial is planned for patients with refractory multiple myeloma, followed by a smaller second pivotal trial in patients who experienced a relapse after stem cell transplantation. Our goal is to initiate the pivotal trial in patients with refractory multiple myeloma in the second half of 2002. We plan to use historical controls for our pivotal program, and we are validating sources for these control data. Our pivotal trials cannot begin until we receive authorization from the FDA.

We anticipate that over the next several years, slightly fewer than half of all newly-diagnosed, treatment-eligible multiple myeloma patients will be candidates for high-dose chemotherapy and stem cell transplantation, following response to initial chemotherapy. An additional number of patients who are poor responders to initial chemotherapy, and relapsed patients undergoing second-line therapy, also may be candidates for transplantation. We believe that STR, if successfully developed and approved for commercial sale, may be appropriate for use as a conditioning regimen with high-dose chemotherapy for multiple myeloma patients undergoing stem cell transplantation. We also expect that cytostatic agents in development, such as thalidomide compounds, may gain use in initial therapy alongside chemotherapeutics, since they appear to have complementary tolerability profiles. Improvements in response to initial therapy may in turn increase the number of multiple myeloma patients eligible for stem cell transplantation.

In addition to multiple myeloma, other cancers originating or present in the bone marrow, such as Ewing's sarcoma, and cancers that metastasize to the bone, such as breast and prostate cancer, are potential indications for STR. A phase I trial of STR in Ewing's sarcoma has been initiated under a physician-sponsored Investigational New Drug Application (IND). Ewing's sarcoma is a bone cancer that occurs in children. STR also potentially may be used in conditioning regimens prior to stem cell transplantation for patients with acute leukemias, Hodgkin's disease, or other hematological cancers.

STR has been designated an Orphan Drug by the US Food and Drug Administration (FDA), which qualifies the Company for certain tax credit and marketing exclusivity provisions of the Orphan Drug Act (as amended). The manufacture and marketing of STR are subject to regulation for safety, efficacy and quality by the FDA and comparable authorities in other countries.

In April 2001 NeoRx purchased a radiopharmaceutical manufacturing and distribution facility and certain other assets located in Denton, Texas from International Isotopes Inc. In addition to the manufacturing facility, NeoRx purchased existing equipment, documentation, and certain processes. NeoRx also retained approximately 40 employees from International Isotopes. The facility has achieved current Good Manufacturing Practices (cGMP) status and has been issued appropriate radiation permits by the State of

Texas. The NeoRx radiopharmaceutical manufacturing facility in Denton is the principal manufacturing site for the proposed STR product for our planned multiple myeloma clinical trials. This facility is responsible for all aspects of the manufacture of STR, including process qualification, quality control, packaging and shipping. Additionally, we intend to explore certain select opportunities to provide contract manufacturing services to third parties. To date, we have not entered into material agreements.

Previously, in January 2001, NeoRx and ABC Laboratories extended the existing agreement for ABC to manufacture our STR product for the proposed clinical trials in multiple myeloma. ABC had supplied doses of STR for the phase I/II clinical trials. ABC has been qualified for all aspects of the manufacture of STR, including process qualification, quality control, packaging and shipping, and is under contract to NeoRx to continue to provide these operations through the end of June 2002. We plan to undertake all aspects of STR manufacture and shipment through our Denton, Texas facility, and intend to maintain our relationship with ABC as a back-up supplier through the duration of the existing manufacturing agreement.

In December 2001 we entered into a contract with the University of Missouri Research Reactor facility group (MURR) to supply holmium-166. This supply contract follows a previous arrangement in which MURR provided NeoRx supplies of holmium-166 for the STR product in development. MURR is responsible for the manufacture of holmium-166, including process qualification, quality control, packaging and shipping, from its Columbia, Missouri reactor facility.

Pretarget® Product Development Platform

Pretarget® technology is a broad and versatile development platform for targeted therapeutics that deliver intense doses of anti-cancer agents to tumor cells, while largely sparing healthy tissues. We have selected two highly prevalent types of cancer, non-Hodgkin's lymphoma and adenocarcinoma, as initial clinical indications for development of Pretarget therapeutic products. Non-Hodgkin's lymphoma (NHL) is a heterogeneous group of cancers of immune system cells called lymphocytes; most NHL occurs in B lymphocytes (B cells). Lymphoma arises when a lymphocyte undergoes malignant transformation and begins to grow abnormally, dividing and forming tumors. The various NHL subtypes are distinguished by their rate of growth (ranging from indolent to aggressive), plus other clinical and cellular characteristics. Follicular lymphoma is the most common form of indolent NHL. The median survival for this disease is 7 to 10 years; it is rarely cured. Diffuse large cell lymphoma (DLCL) is the most common form of aggressive NHL. Untreated, this disease advances rapidly, though some patients, especially those with localized disease, can achieve a cure with chemotherapy. The overall five-year survival rate for DLCL is 50% to 60%. NHL is the fifth most common form of cancer. According to the American Cancer Society (ACS), over 56,000 new cases are diagnosed annually in US, and approximately 26,000 patients die from the disease each year.

Adenocarcinoma is a common type of solid-tumor cancer that arises from epithelial cells. These cells form the lining of the gastrointestinal system, and ducts and glands of the pancreas, prostate, breast, ovary, and other organs. According to data from the ACS, taken together, cancers of these organs account for over 500,000, or slightly less than half, of all new cancer cases diagnosed annually in the US, and are among the leading causes of cancer deaths. Prostate cancer alone accounts for close to 200,000 of these new cancer cases each year. Pancreatic cancer is a particularly deadly form of adenocarcinoma, accounting for an estimated 29,000 new cancer cases and almost an equal number of deaths in 2001 alone. Treatments and outcomes for these cancers vary. The main treatment option is usually surgery, which is often accompanied by chemotherapy or radiation. These treatments can be curative, but generally are effective only if the cancer is detected early. Five-year survival rates for these cancers (all stages) range from 4% for pancreatic cancer, to 50% for ovarian, 61% for colorectal, 85% for breast and 95% for prostate cancer.

Chemotherapy and external beam radiation widely used to treat NHL and adenocarcinomas are toxic to healthy cells. Moreover, the optimal dose for killing cancer cells must often be reduced to avoid intolerable damage to normal cells and vital organs. Delivery of effective doses of therapeutics directly to the sites of disease is the central concept in targeted therapy. Recently, antibody targeting agents have been developed to carry radionuclides to tumor sites. These antibody constructs are relatively large molecules that circulate and reach their target slowly. While antibody targeting agents gradually accumulate at the targeted tissue, normal cells are exposed to the toxic therapeutic material as it circulates throughout the body. Only a very small percentage of the dose administered actually reaches the target, with the remainder circulating and taken up by non-target, normal tissues. The relatively slow circulation and clearance of antibody targeting agents, and the potential for damage to healthy cells and tissues, limits the dose that can be administered safely.

The monoclonal antibody Rituxan® (Rituximab), a whole, non-radiolabeled antibody product developed by IDEC Pharmaceuticals and Genentech, gained FDA approval in 1997 for treatment of relapsed or refractory low-grade or follicular NHL, and is the first monoclonal antibody product approved in the US for cancer therapy. Rituxan targets the CD-20 antigen found on most mature B cells and B lymphoma cells. Alone and in combination with chemotherapy, Rituxan has achieved notable improvements in patient response rates over conventional therapies for NHL, and is relatively well tolerated. Building on the initial clinical success of Rituxan, IDEC has developed a radioimmunotherapeutic consisting of the anti-CD20 antibody chemically linked to the radionuclide yttrium-90, as a cytotoxic agent. This product (Zevalin™, which received FDA approval for marketing in February 2002) and similar whole-antibody radioimmunotherapeutics in development by other companies have provided some promising results in clinical trials. However, the majority of patients treated with conventional radiolabeled antibodies eventually relapse because the relatively low uptake of radiolabeled antibody in target tissues limits the dose that can be safely administered. Other potential disadvantages of antibody-radionuclide conjugates are the potential for breakdown of the antibody molecule from exposure to radioactivity, the possibility of dissociation of the radionuclide from the antibody before or after patient administration, and the variability and inefficiency of antibody radiolabeling processes.

NeoRx is working to improve on this first-generation radioimmunotherapy (RIT) technology with its Pretarget® platform for development of targeted therapeutics. Pretarget technology provides the means to maximize the dose delivered to sites of disease, while minimizing exposure of normal tissues and organs to radiation. The multi-step Pretarget approach uncouples the targeting agent from the cytotoxic therapeutic agent, with separate administration of a fusion protein to target tumor cells, a clearing agent to remove unbound fusion protein, and a small-molecule therapeutic that attaches rapidly to the pre-localized fusion protein to destroy tumor cells. Pretarget technology can incorporate a wide range of specific fusion proteins and other targeting agents, and various therapeutic agents, including radiotherapeutics and chemotherapeutics, to address various cancers and other diseases. The USPTO has issued to NeoRx over 25 patents related to Pretarget technology; we also have additional US and foreign applications pending. In addition, we have licensed the rights to certain other patents relating to Pretarget products in development. We expect to enter into additional licensing agreements in the future with third parties for technologies that may be useful or necessary for the development and/or manufacture of potential Pretarget® products. We anticipate that such licenses, if any, will be available on commercially reasonable terms. If such licenses are not available, we may be unable to design around necessary technology patented by others in a cost-effective manner, if at all.

Our proprietary fusion protein technology provides the means to readily produce a broad range of specific targeting agents for Pretarget therapies to address a variety of cancers and other diseases. Fusion proteins are recombinant proteins comprised of specific antibody binding domains genetically fused to streptavidin, a protein that binds the small molecule biotin with very high specificity and affinity. When the fusion protein is administered to a patient by intravenous infusion, the antibody binding domain of the fusion protein attaches to the antigen it recognizes on the tumor cells, leaving the streptavidin "tail" exposed on the surface to bind with the biotin-conjugated therapeutic agent. Simpler to produce than monoclonal antibodies, fusion proteins are synthesized in high-yield microbial production systems to a high degree of consistency and purity. Individual fusion proteins form tetramers, multiplying their tumor-targeting ability. A wide variety of fusion proteins can be made by inserting genes for specific antibody binding domains into the genetic construct for fusion protein production. Numerous monoclonal antibodies that specifically bind tumor-specific antigens have been developed and characterized. We have accessed the wealth of information available on tumor-specific antigens and antibodies to select and develop fusion proteins specific for NHL, adenocarcinoma, T-cell leukemias and lymphomas, and various other cancer types. In addition to fusion protein technology, our Pretarget® platform includes small-molecule targeting agents and other forms of targeting agents, which we also are considering for development.

Another important and distinguishing feature of our Pretarget approach is our proprietary clearing agent technology. The Pretarget clearing agent is composed of galactose, a type of sugar, complexed with biotin. Administered after the fusion protein has sufficiently accumulated on tumor cells, the biotin-galactose clearing agent rapidly scavenges and removes unbound targeting agent from circulation via uptake and processing by the liver. This clearing step, unique to Pretarget technology, further improves the tumor-specific localization of the fusion protein and reduces the potential toxicity of the cytoxic therapeutic agent in non-target tissues.

The therapeutic agent is administered in the last step of Pretarget therapy. Rather than delivering the cytotoxic therapeutic agent by means of a relatively large antibody construct, Pretarget therapy uses the small molecule biotin as the carrier. In the Pretarget therapies we currently are developing, this therapeutic is the beta-emitting radionuclide yttrium-90, complexed with biotin via the chelating agent, DOTA. This small therapeutic molecule circulates quickly and binds with high specificity and affinity to the streptavidin tails of the prelocalized fusion protein, efficiently delivering saturating doses of the radionuclide directly to tumor cells. This mode of delivery is intended to provide homogeneous distribution of therapeutic to disseminated or metastasized tumor cells. The high-energy beta emissions of yttrium-90 penetrate the targeted cells and those in the immediate area to destroy the tumor bed. Unbound biotin-yttrium-90 therapeutic is rapidly eliminated through the kidneys, with a relatively short duration of radiation burden on the excretory organs. The short half-life of yttrium-90 (64 hours) allows the radiotherapeutic agent, as well as the non-radiolabeled targeting and clearing agents, to be administered on an outpatient basis.

The multi-step Pretarget approach may provide for safer administration of intense doses of therapeutic to sites of disease. Research published in 2001 in the journal *Blood* (98[8]: 2535-2543) compared anti-CD20 radioimmunotherapy (RIT) using the Pretarget approach to RIT with conventional radiolabeled anti-CD20 antibodies in a murine model of human NHL. The study demonstrated superior biodistribution of radioactivity, reduced toxicity and enhanced therapeutic efficacy with the Pretarget approach in this model, and indicated that Pretarget therapy may enable substantial dose escalation of CD20-directed RIT, for more durable remissions in patients with NHL.

NeoRx has two Pretarget product candidates in clinical development. The first, Pretarget® Lymphoma, employs a fusion protein with the targeting specificity of the well-characterized and clinically successful anti-CD20 monoclonal antibody, to deliver the radionuclide yttrium-90. NHL is a very radiosensitive cancer; response rates correlate with radiation dose intensity. The radiosensitivity and typically disseminated nature of NHL, and the significant need for better and more durable responses to therapy, make NHL an excellent potential indication for Pretarget therapy.

In late 2001 NeoRx completed enrollment in a phase Ia study of Pretarget® Lymphoma in heavily pretreated NHL patients who had responded poorly to standard therapy. Objectives of the study are to evaluate safety, pharmacokinetics, biodistribution, dosage and timing of administration of the Pretarget components. In the phase Ia trials, patients were administered one of two dose levels of the anti-CD20 fusion protein, followed by infusion of the clearing agent, and the yttrium-90 radiotherapeutic. Evaluation of the data and patient monitoring in this phase Ia trial are ongoing. Preliminary results indicate that the therapy is usually well-tolerated. The estimated dose of yttrum-90 delivered to the patients with the Pretarget regimen was comparable to that previously achieved with directly radiolabeled whole anti-CD20 antibody; however, the estimated doses to the whole body and bone marrow were substantially lower. These preliminary results indicate the potential of Pretarget Lymphoma to deliver clinically effective doses of a radiotherapeutic, with reduced exposure of healthy tissues. NeoRx plans to further evaluate Pretarget® Lymphoma in phase I/II clinical trials in NHL patients with escalating doses of the yttrium-90, based on successful completion of the phase Ia study. We plan to initiate a phase II clinical trial for Pretarget® Lymphoma in patients with diffuse large cell lymphoma (DLCL), and in patients with follicular lymphoma, by year-end 2002. Development of the anti-CD20 fusion protein has been funded in part by a competitive award from the Small Business Innovation Research (SBIR) program of the National Cancer Institute. This SBIR grant is for a total of $1.1 million, payable over the period 2001 through 2002.

We also are developing a second Pretarget® product candidate, Pretarget® Carcinoma, which uses a fusion protein with the specificity and avidity of the CC49 monoclonal antibody that binds the well-characterized TAG-72 antigen on adenocarcinomas (including many gastrointestinal, pancreatic, prostate, breast, ovary and other tumors). Pretarget® Carcinoma also delivers yttrium-90 to tumor cells. Adenocarcinomas frequently are diagnosed after they already have metastasized, which makes treatment with conventional therapies difficult, and worsens the prognosis. Some adenocarcinomas are relatively radioresponsive. We believe that Pretarget® technology may be well-suited to more effectively and safely treat adenocarcinomas, especially where metastases have occurred. Moreover, we anticipate that if successfully developed and approved for marketing, Pretarget® Carcinoma may be used in combination with chemotherapy. Many widely used chemotherapeutics, such as 5-fluorouracil and gemcitabine, increase the radiation sensitivity of tumor cells; thus it is possible that a further increase in the efficacy of Pretarget® Carcinoma may be achieved with combination therapy. NeoRx initiated a phase Ia study of Pretarget® Carcinoma in patients with gastrointestinal adenocarcinoma in late 2001. The phase Ia study is designed to evaluate safety, pharmacokinetics, biodistribution, dosage and timing of administration of the anti-TAG-72 fusion protein, clearing agent, and the yttrium-90 therapeutic agent. We plan to start a phase II clinical trial in one adenocarcinoma indication by year-end 2002. In addition to gastrointestinal carcinoma, we are considering pancreatic, breast and prostate adenocarcinomas as potential indications for Pretarget® Carcinoma.

NeoRx also is evaluating and prioritizing fusion proteins, including an anti-Tac fusion protein that is specific for IL-2R (CD25), an antigen expressed in cutaneous T-cell lymphoma, adult T-cell leukemia, anaplastic large cell lymphoma (ALCL), and other malignancies. We plan in the fourth quarter of 2002 to select an additional fusion protein for advancement into clinical trials, with the goal of initiating a clinical program early in 2003.

We believe that NeoRx has the capacity and expertise to produce cGMP supplies of Pretarget® components in-house for phase I and phase II clinical development. We currently are conducting pilot manufacturing of the product components, including fermentation and purification of the anti-CD20 and anti-TAG-72 fusion proteins, synthesis of the DOTA-biotin, synthesis of the clearing agent, and aseptic fill, and radiolabeling of DOTA-biotin with yttrium-90. We plan to contract with third-party suppliers for commercial quantities of some of these Pretarget® components for subsequent clinical development. Yttrium-90 is available from several commercial sources in the US and Europe. We have qualified two of these sources to supply this radionuclide for our Pretarget® products. We intend to establish longer-term supply agreements with one or more yttrium-90 producers for phase II and III clinical trials. The radiolabeling of the DOTA-biotin compound is currently performed at our manufacturing facility in Seattle. We plan to transfer the radiolabeling process to our radiopharmaceutical facility in Denton, Texas for phase III clinical trials.

Patents and Proprietary Rights

The Company's policy is to aggressively protect its proprietary technology. We have filed applications for US and foreign patents on many aspects of our technology. We currently have more than 100 issued US patents in our portfolio.

NeoRx has been awarded over 25 US patents related to our Pretarget® technology, and has additional US and foreign applications pending. We have also licensed the rights to certain other patents relating to Pretarget® products in development.

In addition, we have an exclusive worldwide license, except in Australia, from The Dow Chemical Company to the Skeletal Targeted Radiotherapy (STR) product in development. The STR portfolio includes US patents covering the STR product composition and its use, with corresponding patent coverage in most jurisdictions in the world.

Risks associated with the protection of our patents and other proprietary technologies are described under the heading "Risk Factors" above. Pending or future applications of NeoRx or its collaborators will not necessarily result in issued patents. Moreover, the current patents owned by or licensed to NeoRx may not provide substantial protection or commercial benefit. In addition to patent protection, we rely upon trade secrets, un-patented proprietary know-how and continuing technological innovation to develop and maintain our competitive position. Third parties could acquire or independently develop the same or similar technology, or our issued patents or those licensed could be circumvented, invalidated or rendered obsolete by new technology. Third parties also could gain access to or disclose our proprietary technology, and we may be unable to meaningfully protect our rights in such non-patented proprietary technology.

The rapid rate of development and the intense research efforts throughout the world in biotechnology, the significant lag time between the filing of a patent application and its review by appropriate authorities and the lack of significant legal precedent involving biotechnology inventions make it difficult to predict accurately the breadth or degree of protection that patents will afford the Company's or its licensees' biotechnology products or their underlying technology. It is also difficult to predict whether valid patents will be granted based on biotechnology patent applications or, if such patents are granted, to predict the nature and scope of the claims of such patents or the extent to which they may be enforceable.

Under US law, although a patent has a statutory presumption of validity, the issuance of a patent is not conclusive as to validity or as to the enforceable scope of its claims. Accordingly, the patents owned or licensed by NeoRx could be infringed or designed around by third parties, and third parties could obtain patents that the Company would need to license or design around.

It is the Company's policy to respect the valid patent rights of others. We have obtained patent licenses from various parties covering technologies relating to our proposed products. We expect to enter into additional license agreements in the future with third parties for technologies that may be useful or necessary for the development and/or manufacture of the our products. We anticipate that such licenses, if any, will be available on commercially reasonable terms. If such licenses are not available, we may be unable to design around necessary technology patented by others in a cost-effective manner, if at all.

Competition

We face significant competition from emerging and established biotechnology and pharmaceutical companies. Many biotechnology companies, including Immunomedics, Inc., IDEC Pharmaceuticals Corp. and Corixa Corp., have corporate partnership arrangements with large, established companies to support research, development and commercialization efforts of products that may be competitive with those being developed by NeoRx. In addition, a number of established pharmaceutical companies, including GlaxoSmithKline, Amersham PLC, Mallinckrodt, Inc. (Tyco Healthcare) and Bristol-Myers Squibb Co., are developing proprietary technologies or have enhanced their capabilities by entering into arrangements with, or acquiring, companies with proprietary monoclonal antibody-based technology or other technologies applicable to cancer therapy. Many of our existing or potential competitors have or have access to substantially greater financial, research and development, marketing and production resources than those of NeoRx.

We also expect to face increasing competition from universities and other non-profit research organizations. These institutions carry out a significant amount of research and development in the field of antibody-based technology. These institutions are becoming increasingly aware of the commercial value of their findings and more active in seeking patent and other proprietary rights, as well as licensing revenues.

Our cancer therapy products under development are designed for the treatment of blood-born cancers, metastatic cancers or where there is a very high statistical risk that the cancer has spread. We anticipate that the principal competition in this type of cancer treatment will come from existing chemotherapy, hormone therapy, biological and other therapies that are designed to treat the same cancer cancers. We are initially focusing our STR product on the treatment of multiple myeloma. Celgene Corp.'s thalidomide product is in development for treatment of multiple myeloma. Other therapeutics with anti-angiogenic properties and other modes of action are in clinical development for treatment of multiple myeloma. Some competitors have adopted product development strategies targeting cancer cells with antibodies. IDEC Pharmaceuticals has a monoclonal antibody product (Rituxan®) approved for treatment of non-Hodgkin's lymphoma (NHL), and a radioimmunotherapeutic consisting of an anti-CD20 antibody chemically linked to the radionuclide yttrium-90. This product, Zevalin™, received FDA approval for marketing in February 2002. Immunomedics and Corixa have radioimmunotherapy (RIT) products for NHL in late-stage development. Other companies may develop and introduce products and processes competitive with or superior to those of NeoRx. Further, the development by others of new disease treatment or prevention products could render our technology and products under development less competitive, uneconomical or obsolete.

Timing of market introduction and health-care reform, both uncertainties, will affect the competitive position of our potential products. We believe that competition among products approved for sale will be based, among other things, on product safety, efficacy, reliability, availability, third-party reimbursement, price, and patent protection.

Government Regulation and Product Testing

The manufacture and marketing of our proposed products and our research and development activities are subject to extensive regulation for safety, efficacy and quality by numerous government authorities in the US and other countries. In the US, drugs and biologics are subject to rigorous regulation by the FDA. The Federal Food, Drug and Cosmetic Act of 1976, as amended, and the regulations promulgated there under, and other federal and state statutes and regulations govern, among other things, the testing, manufacture, safety, efficacy, labeling, storage, record keeping, approval, advertising and promotion of our proposed products. Product development and approval within this regulatory framework take a number of years to accomplish, if at all, and involve the expenditure of substantial resources.

The steps required before a pharmaceutical product may be marketed in the United States include:

- preclinical laboratory tests, *in vivo* preclinical studies and formulation studies;
- submission to the FDA of an Investigational New Drug Application (IND), which must become effective before clinical trials can commence;
- adequate and well-controlled clinical trials to establish the safety and efficacy of the drug;
- the submission of a Biologic License Application (BLA) or New Drug Application (NDA) to the FDA; and
- FDA approval of the BLA or NDA prior to any commercial sale or shipment of the drug.

In addition to obtaining FDA approval for each product, each domestic drug-manufacturing establishment must be registered with, and inspected by, the FDA. Domestic manufacturing establishments are subject to biennial inspections by the FDA and must comply with current Good Manufacturing Practice (cGMP) regulations, which are enforced by the FDA through its facilities inspection program for biologics, drugs and devices. To supply products for use in the US, foreign manufacturing establishments must comply with cGMP regulations and are subject to periodic inspection by the FDA or by corresponding regulatory agencies in such countries under reciprocal agreements with the FDA.

Preclinical studies include laboratory evaluation of product chemistry and formulation, as well as animal studies, to assess the potential safety and efficacy of the proposed product. Laboratories that comply with the FDA regulations regarding Good Laboratory Practice must conduct preclinical safety tests. The results of the preclinical studies are submitted to the FDA as part of an IND and are reviewed by the FDA prior to commencement of clinical trials. Unless the FDA provides comments to an IND, the IND will become effective 30 days following its receipt by the FDA. Submission of an IND does not assure FDA authorization to commence clinical trials.

Clinical trials involve the administration of the investigational new drug to healthy volunteers or to patients under the supervision of a qualified principal investigator. Clinical trials are conducted in accordance with the FDA's Protection of Human Subjects regulations and Good Clinical Practices under protocols that detail the objectives of the study, the parameters to be used to monitor safety and the efficacy criteria to be evaluated. Each protocol must be submitted to the FDA as part of the IND. Further, each clinical study must be conducted under the auspices of an independent Institutional Review Board at the institution where the study will be conducted. The Institutional Review Board will consider, among other things, ethical factors, the safety of human subjects and the possible liability of the institution.

Clinical trials are typically conducted in three sequential phases, but the phases may overlap. In phase I, the drug is tested for:

- safety (adverse effects);
- dosage tolerance;
- metabolism;
- distribution;
- excretion; and
- pharmaco-dynamics (clinical pharmacology).

In phase II, a limited patient population is studied to:

- determine the efficacy of the drug for specific, targeted indications;
- determine dosage tolerance and optimal dosage; and
- identify possible adverse effects and safety risks.

If a compound is found to have potential efficacy and to have an acceptable safety profile in phase II clinical trials, phase III clinical trials are undertaken to further evaluate clinical efficacy and to further test for safety within an expanded patient population at geographically dispersed clinical study sites. With respect to any of our proposed products subject to clinical trials, there can be no assurance that phase I, phase II or phase III studies will be completed successfully within any specific time period, if at all. Furthermore, the Company or the FDA may suspend clinical trials at any time if it determines that the subjects or patients are being exposed to an unacceptable health risk.

The results of the pharmaceutical development, preclinical studies and clinical trials are submitted to the FDA in the form of a Biologic License Application (BLA), or New Drug Application (NDA), for approval of the marketing and commercial shipment of the drug. The testing and approval processes are likely to require substantial cost, time and effort, and there can be no assurance that any approval will be granted on a timely basis, if at all. The FDA may deny a BLA or an NDA if applicable regulatory criteria are not satisfied, may require additional testing or information, or may require post-market testing and surveillance to monitor the safety of the product. If regulatory approval is granted, such approval may entail limitations on the indicated uses for which the product may be marketed. The FDA may withdraw product approvals if compliance with regulatory standards is not maintained or if problems occur following initial marketing. Among the conditions for BLA or NDA approval is the requirement that the prospective manufacturers' quality control and manufacturing procedures conform to cGMP regulations. In complying with standards set forth in these regulations, manufacturers must continue to expend time, money and effort in the areas of production and quality control to ensure full technical compliance.

EMPLOYEES

As of February 1, 2002, NeoRx had 112 full-time employees and seven part-time employees. Of these full-time employees, 18 hold PhD degrees, four hold MD degrees, and one holds a DVM degree. Of the total, 86 employees were engaged in research, development, clinical or manufacturing activities, and 26 were employed in general administration.

We consider our relations with employees to be good. None of the Company's employees is covered by a collective bargaining agreement.

Item 2. PROPERTIES

NeoRx occupies approximately 36,000 square feet of office, laboratory and manufacturing space at 410 West Harrison Street, Seattle, Washington, under a lease that expires May 31, 2006. In July 2000, we entered into a facilities sublease agreement with F-5 Networks for approximately 14,700 square feet of office space located at 501 Elliot Avenue West Building 3, Floor 2, under a lease agreement that expires October 31, 2003. We have given notice of termination of this lease and have entered into a lease agreement for approximately 20,000 square feet of office space located at 300 Elliott Avenue West, adjacent to our facility at 410 West Harrison Street. This lease agreement expires June 1, 2009.

A portion of our Seattle facilities is used for pilot manufacturing to produce certain of our products under development for clinical trials. We believe that the production capacity of our pilot facility is adequate to satisfy our phase I/II clinical trial requirements for our Pretarget® product candidates in development. The facility passed an FDA inspection for these purposes in 1993 and a Washington State Board of Pharmacy inspection in January 2002.

In April 2001 NeoRx purchased from International Isotopes Inc. a radiopharmaceutical manufacturing facility located on 12 acres in Denton, Texas. The facility has achieved current Good Manufacturing Practice (cGMP) status and has been issued appropriate radiation permits from the State of Texas. The main building is approximately 88,000 square feet and houses approximately 12,000 square feet of cleanrooms. The area is used for radiopharmaceutical manufacturing, quality control laboratories, and support functions. Current capabilities include terminal and aseptic processing and filling of radiopharmaceuticals. The facility was designed to allow for future expansion.

We believe that our facilities are in good condition and are adequate for all present uses.

Item 3. LEGAL PROCEEDINGS

Not Applicable.

Item 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

Not Applicable.

PART II

Item 5. MARKET FOR REGISTRANT'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

The Company's common stock is traded on the NASDAQ National Market under the symbol NERX. The following table sets forth, for the periods indicated, the high and low sales prices for common stock as reported by NASDAQ. These quotations reflect inter-dealer prices without retail mark-up, markdown or commission, and may not necessarily represent actual transactions.

	High	Low
2001		
First Quarter	$12.50	$ 3.25
Second Quarter	7.25	3.00
Third Quarter	4.01	2.00
Fourth Quarter	6.80	2.51
2000		
First Quarter	$70.00	$ 3.50
Second Quarter	20.25	9.63
Third Quarter	26.25	14.63
Fourth Quarter	25.81	4.25

There were approximately 884 shareholders of record as of February 25, 2002. This figure does not include the number of shareholders whose shares are held on record by a broker or clearing agency, but includes such a brokerage house or clearing agency as one holder of record.

The Company has not paid any cash dividends on the common stock since its inception and does not intend to pay cash dividends on the common stock in the foreseeable future.

Recent Sales of Unregistered Securities.

The following securities of the Company were sold by the Company within the past three years in reliance on exemptions from registration under the Securities Act of 1933, as amended (the Securities Act).

Warrants. In connection with an agreement with a company for corporate communications services, the Company on August 15, 2001, issued a two-year warrant to purchase 15,000 shares of Common Stock at an exercise price of $3.51 per share. The warrant will expire in 2003.

In connection with the agreement to purchase the manufacturing facility in Denton, Texas, the Company on April 19, 2001, issued to International Isotopes Inc. a three-year warrant to purchase up to 800,000 shares of NeoRx Common Stock at a purchase price of $10 per share. The warrant is exercisable at any time during the term of the warrant. If at any time during the term of the warrant the closing price of the Company's Common Stock equals or exceeds $20 per share, the Company at any time thereafter will have the right to acquire all or any portion of the shares issuable under the warrant at a nominal amount. The Company must give at least 15 days' written notice of its election to purchase the shares issuable under the warrant and the purchase date on or after which it may consummate such purchase. The holder of the warrant may exercise the warrant through the payment of the exercise price prior to the purchase date set forth in the notice. In July 2001, International Isotopes transferred these warrants to certain of its preferred shareholders. On July 25, 2001, the Company filed with the Securities and Exchange Commission a registration statement to register the shares underlying the warrant. The registration statement was made effective on August 8, 2001.

In connection with a line of credit agreement, the Company on February 2, 2000, issued one four-year warrant to purchase 75,000 shares of Common Stock at an exercise price of $6.7734 per share. The warrant will expire in 2004.

In connection with an agreement with a company for corporate communications services, the Company on February 1, 2000, issued four two-year warrants to purchase an aggregate of 80,000 shares of Common Stock at exercise prices ranging from $6.00 to $9.00 per share. The warrants expired February 1, 2002.

In connection with an agreement with a company for corporate communications services, the Company on October 14, 1999, issued one five-year warrant to purchase 150,000 shares of Common Stock at an exercise price of $1.6875 per share, of which 69,000 shares were exercised during 2001. The warrant will expire in 2004.

In each case above, the warrant was issued in reliance on Section 4(2) of the Securities Act. The purchaser represented, in connection with the purchase of the warrant, that it was an accredited investor as defined in Regulation D under the Securities Act.

Private Placements of Common Stock: On April 14, 2000, NeoRx issued a total of 1,727,045 shares of its Common Stock to a total of 11 purchasers and received net proceeds of $17,978,967. On August 25, 2000, NeoRx issued a total of 2,450,000 shares of its Common Stock to a total of 8 purchasers and received net proceeds of $35,627,500. The shares in both of these transactions were issued in reliance on Section 4(2) of the Securities Act. All purchasers in each transaction represented, in connection with the purchase of its shares, that it was an accredited investor as defined in Regulation D under the Securities Act. The Company has filed Registration Statements on Form S-3 to register the shares issued for resale by the purchaser. Adams Harkness & Hill acted as the placement agent in both of these offerings and received aggregate commissions of $1,814,406. In addition, Roth Capital acted as a placement agent in the April 14, 2000 private placement and received commissions of $237,469.

The Company intends to use the net proceeds from the transactions described above to advance its research and development programs, including its Skeletal Targeted Radiotherapy (STR) and Pretarget® product candidates, as well as for other general corporate purposes.

Item 6. SELECTED FINANCIAL DATA (IN THOUSANDS, EXCEPT PER SHARE DATA)

	Years Ended December 31,				
	2001	2000	1999	1998	1997
Consolidated Statement of Operations Data:					
Revenues	$ 2,873	$ 3,549	$ 591	$ 9,087	$10,352
Operating expenses	29,020	21,594	15,354	15,378	14,647
Loss from operations	(26,147)	(18,045)	(14,763)	(6,291)	(4,295)
Net loss	(23,802)	(11,402)	(11,951)	(4,449)	(2,550)
Net loss applicable to common shareholders	(24,303)	(11,905)	(12,459)	(4,975)	(5,619)
Net loss per common share—basic and diluted	$ (0.92)	$ (0.50)	$ (0.59)	$ (0.24)	$ (0.31)
Weighted average common shares outstanding—basic and diluted	26,402	23,853	21,009	20,907	18,065
Consolidated Balance Sheet Data:					
Cash and cash equivalents	$ 4,097	$ 8,389	$ 3,752	$ 1,910	$ 1,949
Investment securities	29,484	49,189	15,289	28,242	31,760
Working capital	31,123	59,315	16,664	28,807	33,775
Total assets	51,028	64,458	20,765	32,441	36,321
Note payable	5,696	—	—	1,195	1,199
Shareholders' equity	$ 41,715	$ 62,245	$ 17,822	$29,044	$33,368

Item 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Introduction

The following discussion of results of operations, liquidity and capital resources, contains forward-looking statements that involve risks and uncertainties. As described in the "Cautionary Statement Regarding Forward Looking Statements" at the beginning of this report, NeoRx's actual results may differ materially from the results discussed in the forward-looking statements. Factors that might cause or contribute to such differences include those discussed herein and in the section entitled "Risk Factors."

Critical Accounting Policies

Basis of Revenue Recognition: The Company does not have any significant revenue sources that will continue into 2002. On occasion the Company derives revenue from licensing its non-strategic patent technologies and government grants. Pursuant to the Securities and Exchange Commission Staff Accounting Bulletin No. 101, revenues from collaborative agreements are recognized as earned as the Company performs research activities under the terms of each agreement. Billings in excess of amounts earned are classified as deferred revenue. Non-refundable upfront technology license fees, where the company is providing continuing services related to product development, are deferred. Such fees are recognized as revenue over the product development periods based on estimated total development costs. For a detailed description of the Company's revenue recognition policy, refer to Note 2, Summary of Significant Accounting Policies.

Results of Operations

Year Ended December 31, 2001 Compared with December 31, 2000

The Company's revenues for 2001 totaled $2.9 million, which included $1.2 million from the receipt of stock warrants from a prior licensing agreement with Angiotech Pharmaceuticals, Inc., $1.2 million from government grants and $0.5 million from other licensing agreements and a facilities lease agreement. The Company's revenues for 2000 totaled $3.5 million, which included $3.1 million from licensing agreements and $0.4 million from government grants. The majority of the revenue in 2000 was from Theseus Corporation and Angiotech Pharmaceuticals, Inc. for non-strategic patent licensing agreements entered into in 1998. The Company does not have any significant revenue sources that will continue into 2002. On occasion the Company derives revenue from licensing its non-strategic patent technologies, and government grants. Pursuant to SAB 101, the timing and amount of license revenue recognized during an accounting period is determined by the nature of the contractual provisions included in the license arrangement. For a detailed description of the Company's revenue recognition policy, refer to Note 2, Summary of Significant Accounting Policies.

The Company's total operating expenses increased 34% to $29.0 million in 2001 from $21.6 million in 2000. Research and development expenses increased 34% from $16.0 million in 2000 to $21.4 million in 2001. The increase in research and development expenses was primarily the result of the addition of operating costs for the Company's radiopharmaceutical manufacturing facility in Denton, Texas, which was acquired on April 19, 2001. Research and development expenses also increased as the result of increased spending for salaries, supplies consulting services and licensing fees for the Company's Pretarget® Lymphoma and Pretarget® Carcinoma projects. Research and development expenses are shown net of reimbursements received under collaborative agreements for payments made to NeoRx by third parties. The Company received reimbursements from collaborative agreements of $0.4 million in both 2001 and 2000. General and administrative expenses increased 35% to $7.6 million in 2001 compared to $5.6 million in 2000. The increase in general and administrative expenses largely resulted from accrued compensation costs from the departure of the former CEO, who resigned on July 31, 2001. General and administrative expenses also increased due to the addition of new staff and consulting services.

We expect research and development expenses to continue to increase significantly due to planned clinical trials for STR, increased spending for our Pretarget® clinical trials for lymphoma, Pretarget Carcinoma and a third Pretarget technology. Increasing costs for STR clinical trials are also dependant upon the approval of the FDA to resume the pivotal program for STR. Costs for general and administrative are also expected to increase with the addition of administrative staff and services in 2001 and 2002.

Other income in 2001 totaled $2.3 million, which consisted primarily of interest income from investment securities. Other income in 2000 totaled $6.6 million and included a $2.9 million gain on the sale of the Company's shares of Angiotech Pharmaceuticals, Inc. during the first quarter of 2000, $3.0 million of interest income and a $0.5 million gain recorded from the receipt of stock of North American Scientific, Inc. through their acquisition of Theseus LTD.

Preferred dividends were $0.5 million in 2001 and 2000. Preferred dividends in 2001 and 2000 are related to payment of dividends on Series 1 Preferred Stock.

Year Ended December 31, 2000 Compared with December 31, 1999

The Company's revenues for 2000 totaled $3.5 million, which included $3.1 million from licensing agreements and $0.4 million from government grants. The majority of the revenue in 2000 was from Theseus Corporation and Angiotech Pharmaceuticals, Inc. for non-strategic patent licensing agreements entered into in 1998. The Company's revenues for 1999 totaled $0.6 million, which consisted primarily of license fees.

The Company's total operating expenses were $21.6 million for 2000 and $15.4 million for 1999. Research and development expenses increased 39% from $11.5 million in 1999 to $16.0 million in 2000. The increase in research and development expenses was primarily due to increased costs for patient therapy, clinical trial expenses and manufacturing development relating to the Company's STR project. Research and development expenses for the Company's Pretarget® project also increased in 2000, primarily due to costs associated with our Pretarget® Lymphoma phase I/II study. Research and development expenses are shown net of reimbursements received under collaborative agreements for payments made by NeoRx to third parties. During 2000, the Company received $0.4 million in reimbursements. In 1999, reimbursements from collaborative agreements totaled $0.3 million. General and administrative expenses increased 44% to $5.6 million in 2000 compared to $3.9 million in 1999. The increase in general and administrative expenses is principally due to increased expenses for personnel, outside consulting services, recruiting and legal services.

Other income in 2000 included a $2.9 million gain on the sale of the Company's shares of Angiotech Pharmaceuticals, Inc. during the first quarter of 2000 and a $0.5 million gain recorded from the receipt of stock of North American Scientific, Inc. from their acquisition of Theseus LTD. Other income for 1999 included $1.9 million from final payments under a prior agreement. Other income also included interest income for 2000 of $3.0 million compared to $1.0 million in 1999. The increase in interest income was primarily due to higher cash and investment balances due to the private sales of 4.2 million shares of newly issued Common Stock of the Company that generated $54 million in net proceeds.

Preferred dividends were $0.5 million in 2000 and 1999. Preferred dividends in 2000 and 1999 are related to payment of dividends on Series 1 Preferred Stock.

Liquidity and Capital Resources

The Company has financed its operations primarily through the sale of equity securities, collaborative agreements and debt instruments. In 2000 the Company raised approximately $53.6 million (net) through the private placement of equity securities. The Company invests excess cash in investment securities that will be used to fund future operating costs. Cash, cash equivalents and investment securities totaled

$33.6 million at December 31, 2001. Cash used in operating activities for 2001 totaled $18.5 million. Revenues and other income sources were not sufficient in 2001 to cover operating expenses.

During 2001, the Company invested $7.3 million of cash in land, building and equipment primarily related to its acquisition of the Denton, Texas manufacturing facility.

At December 31, 2001, the Company has the following long-term commitments:

	Less than 1 year	2-3 years	4-5 years	Thereafter	Total
Lease obligations	$1,170	$2,134	$1,836	$1,553	$6,693
Note payable	304	971	1,067	3,658	6,000

Subsequent to December 31, 2001, the Company exercised its option to terminate its corporate office space lease with nine months notice and entered into a new lease for its corporate offices. The future minimum lease payments at December 31, 2001 reflect the termination of the existing lease and the addition of the new lease.

In February 2000, the Company sold the majority of its investment in Angiotech Pharmaceuticals, Inc. for $4.0 million. In January 2002, the Company sold the remainder of its Angiotech stock for $1.4 million and recognized a gain on the sale of approximately $109,000. In the first quarter of 2000, the Company established a line of credit with Pharmaceutical Product Development, Inc. (PPD) of up to $5.0 million to assist in funding its phase III trial of its STR product in development. The Company's STR phase III trial has been on clinical hold since November of 2000. This line of credit is available to the Company only upon the successful resumption of phase III trials. The Company has not drawn funds on this line of credit to date. See Note 7 to the Notes to Consolidated Financial Statements for additional information. In addition to our line of credit with PPD, we will need to raise additional equity financing to fund our planned STR pivotal trials and planned Pretarget® phase I/II trials.

The Company does not have any significant revenue sources that will continue into 2002. On occasion, the Company derives revenue from licensing its non-strategic patent technologies and government grants.

The Company expects that its capital resources and interest income will be sufficient to finance its currently anticipated working capital and capital requirements into the first quarter of 2003. The Company's actual capital requirements will depend on numerous factors, including results of research and development activities, clinical trials, the levels of resources that the Company devotes to establishing and expanding marketing and manufacturing capabilities, competitive and technological developments and the timing of revenues and expense reimbursements resulting from relationships with third parties or collaborative agreements. The Company intends to seek additional funding through arrangements with corporate partners, licensing agreements, public or private equity financing, or other sources. There can be no assurance that the Company will be able to obtain such additional capital or enter into relationships with corporate partners on a timely basis, on favorable terms, or at all. If adequate funds are not available, the Company may be required to delay, reduce or eliminate expenditures for certain of its programs or products or enter into relationships with corporate partners to develop or commercialize products or technologies that the Company would otherwise seek to develop or commercialize itself.

Recent Developments

New Accounting Pronouncements

In July 2001, the FASB issued Statement No. 141, Business Combinations, and Statement No. 142, Goodwill and Other Intangible Assets. Statement 141 requires that all business combinations be accounted for under a single method—the purchase method. Use of the pooling-of-interests method is no longer permitted. Statement 141 requires that the purchase method be used for business combinations initiated after June 30, 2001. Statement 142 requires that goodwill no longer be amortized to earnings, but instead be reviewed for impairment. The amortization of goodwill ceases upon adoption of the Statement, which was adopted by the company on January 1, 2002. The adoption of this statement did not have a material impact on the Company's financial statements.

In August 2001, the FASB issued Statement No. 143, Accounting for Asset Retirement Obligations, which addresses financial accounting and reporting obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. The standard applies to legal obligations associated with the retirement of long-lived assets that result from the acquisition, construction, development, and (or) normal use of the asset. Statement No. 143 requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The fair value of the liability is added to the carrying amount of the associated asset and this additional carrying amount is depreciated over the life of the asset. If the obligation is settled for other than the carrying amount of the liability, the Company will recognize a gain or loss on settlement. The Company will adopt this Statement on January 1, 2003. Management has not yet determined the impact of adopting this statement on its financial statements.

In October 2001, the FASB issued Statement No. 144, Accounting for Impairment or Disposal of Long-Lived Assets, which addresses financial accounting and reporting for the impairment or disposal of long-lived assets. While Statement No. 144 supersedes FASB Statement No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of, it retains many of the fundamental provisions of that Statement. Statement No. 144 also supersedes the accounting and reporting provisions of APB Opinion No. 30, Reporting the Results of Operations-Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions, for the disposal of a segment of a business. However, it retains the requirement in Opinion No. 30 to report separately discontinued operations and extends that reporting to a component of an entity that either has been disposed of (by sale, abandonment, or in distribution to owners) or is classified as held for sale. The Company adopted the provisions of Statement No. 144 on January 1, 2002. The adoption of this statement did not have a material impact on the Company's financial statements.

Item 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The Company is exposed to the impact of interest rate changes and changes in the market values of its investments.

Interest Rate Risk

The Company's exposure to market rate risk for changes in interest rates relates primarily to the Company's debt securities included in its investment portfolio. The Company does not have any derivative financial instruments. The Company invests in debt instruments of the US Government and its agencies and high-quality corporate issuers. Investments in both fixed rate and floating rate interest earning instruments carry a degree of interest rate risk. Fixed rate securities may have their fair market value adversely impacted due to a rise in interest rates, while floating rate securities may produce less income than expected if interest rates fall. Due in part to these factors, the Company's future investment income may fall short of expectations due to changes in interest rates or the Company may suffer losses in principal if forced to sell securities that have declined in market value due to changes in interest rates. At December 31, 2001, the Company owned government debt instruments in the amount of $2.6 million and corporate debt securities in the amount of $25.3 million. The Company's exposure to losses as a result of interest rate changes is managed through investing primarily in securities with relatively short maturities of up to three years and securities with variable interest rates. The Company has approximately $8.2 million of corporate debt securities and $1.1 million of federal government and agency securities that had maturity dates greater than one year at December 31, 2001. Of the investments with maturity dates greater than one year at December 31, 2001, $8.2 million were variable interest rate securities.

Investment Risk

The Company has received equity instruments under licensing agreements. These instruments are included in investment securities and are accounted for at fair value with unrealized gains and losses reported as a component of comprehensive loss and classified as accumulated other comprehensive income—unrealized gain on investment securities in shareholders' equity. Such investments are subject to significant fluctuations in fair market value due to the volatility of the stock market. At December 31, 2001, the Company owned such corporate equity securities in the amount of $1.6 million. In January 2002, all of the corporate equity securities were sold and the Company recognized a net gain on the sale of approximately $109,000.

Item 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

All financial schedules are omitted since the required information is not applicable or has been presented in the financial statements and the notes thereto.

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

The Board of Directors and Shareholders
NeoRx Corporation

We have audited the accompanying consolidated balance sheets of NeoRx Corporation and subsidiary as of December 31, 2001 and 2000, and the related consolidated statements of operations, shareholders' equity and cash flows for each of the years in the three-year period ended December 31, 2001. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of NeoRx Corporation and subsidiary as of December 31, 2001 and 2000, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2001 in conformity with accounting principles generally accepted in the United States of America.

KPMG LLP

Seattle, Washington
January 25, 2002

NEORX CORPORATION AND SUBSIDIARY
CONSOLIDATED BALANCE SHEETS
(In thousands, except share data)

ASSETS

	December 31, 2001	December 31, 2000
Current assets:		
Cash and cash equivalents	$ 4,097	$ 8,389
Investment securities	29,484	49,189
Notes receivable	177	2,617
Prepaid expenses and other current assets	907	1,333
Total current assets	34,665	61,528
Facilities and equipment, at cost:		
Land	460	—
Building	9,004	—
Leasehold improvements	3,283	3,283
Equipment and furniture	11,448	6,152
	24,195	9,435
Less: accumulated depreciation and amortization	(8,973)	(7,791)
Facilities and equipment, net	15,222	1,644
Other assets, net	1,141	1,286
Total assets	$ 51,028	$ 64,458

LIABILITIES AND SHAREHOLDERS' EQUITY

	December 31, 2001	December 31, 2000
Current liabilities:		
Accounts payable	$ 1,537	$ 1,702
Accrued liabilities	1,701	511
Current portion of note payable	304	—
Total current liabilities	3,542	2,213
Long-term liabilities:		
Note payable	5,696	—
Other	75	—
Total long-term liabilities	5,771	—
Shareholders' equity:		
Preferred stock, $.02 par value, 3,000,000 shares authorized:		
Convertible Preferred Stock, Series 1, 205,340 shares issued and outstanding at December 31, 2001 and 2000 (entitled in liquidation to $5,175 at December 31, 2001 and 2000)	4	4
Common stock, $.02 par value, 60,000,000 shares authorized, 26,571,098 and 26,197,699 shares issued and outstanding, at December 31, 2001 and 2000, respectively	532	524
Additional paid-in capital	223,905	220,702
Accumulated deficit	(183,304)	(159,001)
Accumulated other comprehensive income—unrealized gain on investment securities	578	16
Total shareholders' equity	41,715	62,245
Total liabilities and shareholders' equity	$ 51,028	$ 64,458

See accompanying notes to the consolidated financial statements.

NEORX CORPORATON AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands, except per share data)

	Years Ended December 31,		
	2001	2000	1999
Revenues	$ 2,873	$ 3,549	$ 591
Operating expenses:			
Research and development	21,448	15,989	11,462
General and administrative	7,572	5,605	3,892
Total operating expenses	29,020	21,594	15,354
Loss from operations	(26,147)	(18,045)	(14,763)
Other income (expense):			
Other income	—	471	1,900
Realized gain on sale of securities	4	3,353	—
Interest income	2,736	2,986	1,029
Interest expense	(395)	(167)	(117)
Total other income	2,345	6,643	2,812
Net loss	(23,802)	(11,402)	(11,951)
Preferred stock dividends	(501)	(503)	(508)
Net loss applicable to common shares	$(24,303)	$(11,905)	$(12,459)
Net loss per common share—basic and diluted	$ (0.92)	$ (0.50)	$ (0.59)
Weighted average common shares outstanding—basic and diluted	26,402	23,853	21,009

See accompanying notes to the consolidated financial statements.

NEORX CORPORATION AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
(In thousands)

	Preferred Stock		Common Stock					
	Number of Shares	Par Value	Number of Shares	Par Value	Additional Paid-In Capital	Accumulated Deficit	Accumulated Other Comprehensive Income	Shareholders' Equity
Balance, December 31, 1998	208	4	21,007	420	163,189	(134,637)	68	29,044
Exercise of stock options	—	—	66	1	105	—	—	106
Stock warrants issued for services	—	—	—	—	450	—	—	450
Compensation expense on stock options	—	—	—	—	407	—	—	407
Comprehensive loss:								
Net loss	—	—	—	—	—	(11,951)	—	(11,951)
Unrealized gain on investment securities	—	—	—	—	—	—	274	274
Total comprehensive loss	—	—	—	—	—	—	—	(11,677)
Preferred stock dividends	—	—	—	—	—	(508)	—	(508)
Balance, December 31, 1999	208	4	21,073	421	164,151	(147,096)	342	17,822
Common stock issued, net of offering costs of $2,141	—	—	4,177	84	53,523	—	—	53,607
Common stock issued for services	—	—	4	—	81	—	—	81
Exercise of stock options	—	—	940	19	2,138	—	—	2,157
Stock options and warrants issued for services and credit arrangement	—	—	—	—	786	—	—	786
Conversion of preferred stock	(3)	—	3	—	—	—	—	—
Conversion of subordinated debentures	—	—	1	—	23	—	—	23
Comprehensive loss:								
Net loss	—	—	—	—	—	(11,402)	—	(11,402)
Unrealized gain on investment securities	—	—	—	—	—	—	3,027	3,027
Less: reclassification adjustment for net gain on sales of securities	—	—	—	—	—	—	(3,353)	(3,353)
Total comprehensive loss	—	—	—	—	—	—	—	(11,728)
Preferred stock dividends	—	—	—	—	—	(503)	—	(503)
Balance, December 31, 2000	205	$ 4	26,198	$524	$220,702	$(159,001)	$ 16	$ 62,245
Common stock issued for services	—	—	50	1	147	—	—	148
Exercise of stock options and warrants	—	—	323	7	487	—	—	494
Stock options and warrants issued for services	—	—	—	—	1,281	—	—	1,281
Stock warrants issued for asset purchase	—	—	—	—	1,288	—	—	1,288
Comprehensive loss:								
Net loss	—	—	—	—	—	(23,802)	—	(23,802)
Unrealized gain on investment securities	—	—	—	—	—	—	566	566
Less: reclassification adjustment for net gain on sales of securities	—	—	—	—	—	—	(4)	(4)
Total comprehensive loss	—	—	—	—	—	—	—	(23,240)
Preferred stock dividends	—	—	—	—	—	(501)	—	(501)
Balance, December 31, 2001	205	$ 4	26,571	$532	$223,905	$(183,304)	$ 578	$ 41,715

See accompanying notes to the consolidated financial statements.

NEORX CORPORATION AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands)

	Years Ended December 31,		
	2001	2000	1999
Cash flows from operating activities:			
Net loss	$(23,802)	$(11,402)	$(11,951)
Adjustments to reconcile net loss to net cash used in operating activities:			
Depreciation and amortization	1,348	514	356
Gain on sale of securities	(4)	(3,353)	—
Stock and warrants received for license fees	(1,231)	(471)	—
Common stock issued for services	148	81	—
Stock options and warrants issued for services	1,281	486	450
Compensation expense on employee stock options	—	—	407
Change in operating assets and liabilities (net of acquisition):			
(Increase) decrease in notes receivable	2,440	(2,483)	(42)
(Increase) decrease in prepaid expenses and other assets	587	(875)	405
Increase (decrease) in accounts payable	(165)	883	63
Increase (decrease) in accrued liabilities	887	(418)	(263)
(Decrease) in deferred revenue	—	—	(250)
Net cash used in operating activities	(18,511)	(17,038)	(10,825)
Cash flows from investing activities:			
Proceeds from sales and maturities of investment securities	50,258	54,431	27,662
Purchases of investment securities	(28,760)	(84,833)	(14,435)
Facilities and equipment purchases	(7,272)	(2,012)	(154)
Net cash provided by (used in) investing activities	14,226	(32,414)	13,073
Cash flows from financing activities:			
Repayment of capital lease obligations	—	—	(4)
Repayment of subordinated debentures	—	(1,172)	—
Proceeds from stock options exercised	494	2,157	106
Preferred stock dividends	(501)	(503)	(508)
Proceeds from issuance of common stock	—	53,607	—
Net cash provided by (used in) financing activities	(7)	54,089	(406)
Net increase (decrease) in cash and cash equivalents	(4,292)	4,637	1,842
Cash and cash equivalents:			
Beginning of year	8,389	3,752	1,910
End of year	$ 4,097	$ 8,389	$ 3,752

See the accompanying notes to the consolidated financial statements.

NEORX CORPORATION AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1. The Company

NeoRx is a cancer therapeutics company developing products for targeted delivery of anti-cancer agents, including radiopharmaceuticals, directly to sites of disease. The consolidated financial statements include the accounts of NeoRx Corporation and its wholly owned subsidiary, NRX Acquisition Corporation (Company). All significant intercompany balances and transactions have been eliminated.

NOTE 2. Summary of Significant Accounting Policies

Cash and Cash Equivalents: All highly liquid investments with a remaining maturity of three months or less when purchased, are considered to be cash equivalents. Cash equivalents consisted primarily of money market funds, federal government and agency securities and corporate debt securities totaling $4,097,000 and $6,906,000 at December 31, 2001 and 2000, respectively.

Estimates and Uncertainties: The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Research and Development Revenues and Expenses: Revenues from collaborative agreements are recognized as earned as the Company performs research activities under the terms of each agreement. Billings in excess of amounts earned are classified as deferred revenue. Pursuant to the Securities and Exchange Commission Staff Accounting Bulletin No. 101, also known as SAB 101, "Revenue Recognition in Financial Statements," non-refundable upfront technology license fees, where the company is providing continuing services related to product development, are deferred. Such fees are recognized as revenue over the product development periods based on estimated total development costs.

The Company accounts for equity instruments received in payment for licensing fees or other services in accordance with Financial Accounting Standards Board Emerging Issues Task Force Issue No. 00-8 (EITF 00-8), Accounting by a Grantee for Equity Instruments to be Received in Conjunction with Providing Goods or Services. The Company records the fair value of the equity instruments as revenue in accordance with its revenue recognition policy. Revenue recognized from the receipt of equity instruments totaled approximately $1,231,000 in 2001. No revenue was recognized from the receipt of equity instruments in 2000 and 1999.

Milestone payments are recognized as revenue at the time such payments are due, based on the ratio of cumulative costs incurred to date, to total estimated development costs. Any remaining balance is deferred and recognized as revenue over the remaining development period. The Company adopted SAB 101 on October 1, 2000. The adoption of SAB 101 did not have a material impact on the Company's financial statements. Prior to the adoption of SAB 101, revenue was recognized for milestone payments upon the attainment of a specified event. Other payments for technology or licensing fees were recognized as revenue when payment was received, unless subject to a contingency, which resulted in the deferral of revenue. Research and development costs are expensed as incurred. It is the Company's practice to offset third-party collaborative reimbursements received as a reduction of research and development expenses. Third-party reimbursements for 2001, 2000 and 1999 were $383,775, $367,640, and $276,127, respectively.

Income Taxes: The Company computes income taxes using the asset and liability method, under which deferred income taxes are provided for the temporary differences between the financial reporting basis and the tax basis of the Company's assets and liabilities and for operating loss and tax credit carry forwards. A valuation allowance is established when necessary to reduce deferred tax assets to the amount, if any, which is more likely than not expected to be realized.

Fair Value of Financial Instruments: The Company has financial instruments consisting of cash, cash equivalents, investment securities, notes receivable, accounts payable, accrued liabilities and note payable. All of the Company's financial instruments, based on either the short-term nature of the instrument, current market indicators or quotes from brokers, approximate their carrying amount.

Investment Securities: The Company considers all investment securities as available-for-sale. All securities are carried at fair value. The Company does not invest in derivative financial instruments. Unrealized gains and losses on investment securities are reported as a component of comprehensive income or loss and classified as accumulated other comprehensive income or loss—unrealized gain (loss) on investment securities in shareholders' equity.

Segment Reporting: The Company has one operating business segment. Revenues consist almost entirely of fees received under license agreements. Expenses incurred are reported according to their nature.

Comprehensive Loss: The Company's comprehensive loss for 2001, 2000, and 1999 consisted of net loss and net unrealized gain on investment securities.

Facilities and Equipment: Facilities and equipment are stated at cost. Depreciation is provided using the straight-line method over estimated useful lives of five to seven years for equipment and furniture, three years for computer equipment and software and thirty years for buildings. Leasehold improvements are amortized using the straight-line method over the shorter of the assets' estimated useful lives or the terms of the leases.

Intangible Assets: Intangible assets principally represent licenses and processes and workforce and are included in other assets. Amortization is provided using the straight-line method over estimated useful lives of thirty years for licenses and processes and five years for workforce in place. Licenses and processes and workforce totaled approximately $845,000 at December 31, 2001, net of accumulated amortization of $31,000, and are included in other assets.

Net Loss Per Common Share: Basic and diluted loss per share are based on net loss applicable to common shares, which is comprised of net loss and preferred stock dividends in all periods presented. Shares used to calculate basic loss per share are based on the weighted average number of common shares outstanding during the period. Shares used to calculate diluted loss per share are based on the potential dilution that would occur upon the exercise or conversion of securities into common stock using the treasury stock method. Calculations of basic and diluted loss per share for 2001, 2000 and 1999 excludes the effect of options and warrants to purchase additional shares of common stock because the share increments would be antidilutive. The computation of diluted net loss per share excludes the following options and warrants to acquire shares of common stock for the years indicated because their effect would be antidilutive.

	2001	2000	1999
Common Stock options	4,614,000	3,156,000	3,629,000
Weighted average exercise price per share	$ 5.10	$ 5.16	$ 2.56
Common Stock warrants	1,051,000	305,000	150,000
Weighted average exercise price per share	$ 8.85	$ 4.46	$ 1.69

In addition, 234,088 aggregate shares issuable upon conversion of the Company's preferred stock are not included in the calculation of diluted loss per share for 2001 and 2000, and 283,712 aggregate shares issuable upon conversion of the Company's convertible subordinated debentures and its preferred stock are not included in the calculation of diluted loss per share for 1999 because the share increments would be antidilutive.

Stock Issued to Employees: The Company accounts for its stock option plans for employees in accordance with the provisions of Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations. Compensation expense related to employee stock options is recorded if, on the date of grant, the fair value of the underlying stock exceeds the exercise price. The Company amortizes compensation expense on fixed awards with pro rata vesting based on the straight-line method. The Company applies the disclosure-only requirements of SFAS No. 123, "Accounting for Stock-Based Compensation", which allows entities to continue to apply the provisions of APB Opinion No. 25 for transactions with employees and provide pro forma net income and pro forma earnings per share disclosures as if the fair-value based method of accounting in SFAS No. 123 had been applied to employee stock option grants.

Reclassifications: Certain reclassifications were made to the 2000 financial statements to make them comparable with the 2001 presentation.

Concentration in the Available Sources of Supply of Materials: The Company is dependent on suppliers for the timely delivery of materials and services and may experience interruptions in supply. The Company has limited suppliers of the following materials at December 31, 2001:

- Commercial quantities of holmium-166, the radionuclide used in the Company's STR product candidate, and yttrium-90, the radionuclide used in the Company's Pretarget® product candidates;
- The small-molecule compound used in the Company's STR product candidate to deliver holmium-166 to the bone; and
- The proteins and small-molecule compounds used in the Company's Pretarget® product candidates.

Sources of some of these materials are limited, and the Company may be unable to obtain these materials in amounts and at prices necessary to successfully commercialize its proposed products.

New Accounting Pronouncements: In July 2001, the FASB issued Statement No. 141, *Business Combinations,* and Statement No. 142, *Goodwill and Other Intangible Assets.* Statement 141 requires that all business combinations be accounted for under a single method—the purchase method. Use of the pooling-of-interests method is no longer permitted. Statement 141 requires that the purchase method be used for business combinations initiated after June 30, 2001. Statement 142 requires that goodwill no longer be amortized to earnings, but instead be reviewed for impairment. The amortization of goodwill ceases upon adoption of the Statement, which was adopted by the Company on January 1, 2002. The adoption of Statement No. 142 did not have a material impact on the Company's financial statements.

In August 2001, the FASB issued Statement No. 143, *Accounting for Asset Retirement Obligations,* which addresses financial accounting and reporting obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. The standard applies to legal obligations associated with the retirement of long-lived assets that result from the acquisition, construction, development, and (or) normal use of the asset. Statement No. 143 requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The fair value of the liability is added to the carrying amount of the associated asset and this additional carrying amount is depreciated over the life of the asset. If the obligation is settled for other than the carrying amount of the liability, the Company will recognize a gain or loss on settlement. The Company will adopt this Statement on January 1, 2003. Management has not yet determined the impact of adopting this statement on its financial statements.

In October 2001, the FASB issued Statement No. 144, *Accounting for Impairment or Disposal of Long-Lived Assets,* which addresses financial accounting and reporting for the impairment or disposal of long-lived assets. While Statement No. 144 supersedes FASB Statement No. 121, *Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of,* it retains many of the fundamental provisions of that Statement. Statement No. 144 also supersedes the accounting and reporting provisions of APB Opinion No. 30, *Reporting the Results of Operations—Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions,* for the disposal of a segment of a business. However, it retains the requirement in Opinion No. 30 to report separately discontinued operations and extends that reporting to a component of an entity that either has been disposed of (by sale, abandonment, or in distribution to owners) or is classified as held for sale. The Company adopted the provisions of Statement No. 144 on January 1, 2002. The adoption of this statement did not have a material impact on the Company's financial statements.

NOTE 3. Investment Securities

Investment securities consisted of the following (in thousands):

	December 31,	
	2001	2000
Federal government and agency securities	$ 2,556	$15,340
Corporate debt securities	25,292	33,595
Corporate equity securities	1,636	254
	$29,484	$49,189

Unrealized gains and losses at December 31, 2001 are as follows (in thousands):

	Amortized Cost Basis	Fair Market Value	Unrealized Gains	Unrealized Losses
Federal government and agency debt securities	$ 2,534	$ 2,556	$ 53	$(31)
Corporate debt securities	24,937	25,292	386	(31)
Corporate equity securities	1,435	1,636	201	—
	$28,906	$29,484	$640	$(62)
Net unrealized gains			$578	

Unrealized gains and losses at December 31, 2000 are as follows (in thousands):

	Amortized Cost Basis	Fair Market Value	Unrealized Gains	Unrealized Losses
Federal government and agency debt securities	$15,287	$15,340	$ 53	$ —
Corporate debt securities	33,415	33,595	183	(3)
Corporate equity securities	471	254	—	(217)
	$49,173	$49,189	$236	$(220)
Net unrealized gains			$ 16	

At December 31, 2001, the Company had approximately $8,169,000 of corporate debt securities with variable interest rates that mature from 2005 to 2011 and $1,051,000 of federal government and agency securities that mature in 2003. All other debt securities as of December 31, 2001 had maturities of less than one year.

NOTE 4. Notes Receivable

The Company has various unsecured notes receivable resulting from licensing agreements, which included a note for $2,500,000 at December 31, 2000. The note was collected during the year ended December 31, 2001.

NOTE 5. Accrued Liabilities

Accrued liabilities consist of the following (in thousands):

	December 31, 2001	December 31, 2000
Compensation	$ 798	$437
Severance	510	7
Other	393	67
	$1,701	$511

NOTE 6. Note Payable

In connection with the Company's April 19, 2001 acquisition of a radiopharmaceutical manufacturing facility and certain other related assets in Denton, Texas, the Company assumed a $6,000,000 note payable. The terms of the note payable include interest at a variable interest rate equal to the prime rate as published in the Wall Street Journal (4.75% at December 31, 2001) due and payable on a quarterly basis until April 2002. Beginning in May 2002, principal and interest will be due and payable in monthly installments of $61,195 until the final note maturity in April 2009. The assets acquired secure the note payable.

Note payable maturities as of December 31, 2001, are as follows (in thousands):

	Year
2002	$ 304
2003	474
2004	497
2005	521
2006	546
Thereafter	3,658
Total	$6,000

NOTE 7. Line of Credit

In 2000, the Company established a line of credit with Pharmaceutical Product Development, Inc. (PPD), of up to $5,000,000 to assist in funding the Company's phase III trials of its STR product. The FDA placed the Company's phase III trials on clinical hold in November 2000. This line of credit is available to the Company only upon the successful resumption of phase III trials. Funds may be drawn at any time for clinical trial services and interest is payable on any unpaid balances at 16%. Principal and interest are payable in full in twenty-four equal monthly installments beginning thirty days after funds are drawn. The Company has not drawn funds on this line of credit to date. The line of credit terminates on the earlier of the second anniversary of the first draw date or on various other dates related to commitments completed or change in control of the Company.

In connection with this line of credit agreement the Company issued a warrant to purchase 75,000 shares of Common Stock at an exercise price of $6.7734. The Company recorded the fair value of the warrants as a deferred cost within other assets, which is being amortized over the expected term of the line of credit. Based upon the Black-Scholes option-pricing model, the grant-date fair value of the warrant was $5.32 per share using assumptions of expected volatility of 112%, contractual warrant term of four years, expected dividend rate of zero and a risk-free rate of interest of 6.1%. The warrant expires in 2004.

NOTE 8. Leases

The lease agreements for the Company's principal locations expire in 2002, 2006 and 2009. Total rent expense under operating leases was approximately $1,387,000, $613,000, and $591,000, for 2001, 2000 and 1999, respectively.

Minimum lease payments under operating leases as of December 31, 2001, are as follows (in thousands):

	Year
2002	$1,170
2003	1,067
2004	1,067
2005	1,066
2006	770
Thereafter	1,553
Total minimum lease payments	$6,693

Subsequent to December 31, 2001, the Company exercised its option to terminate its corporate office space lease with nine months notice and entered into a new lease for its corporate offices. The future minimum lease payments at December 31, 2001 reflect the termination of the existing lease and the addition of the new lease.

NOTE 9. Shareholders' Equity

Common Stock Transactions: During 2001, the Company generated approximately $377,000 in net proceeds from the issuance of 254,399 common shares related to the exercises of employee stock options and approximately $117,000 in net proceeds from the issuance of 69,000 common shares related to the exercises of stock warrants. Also during 2001, the Company issued 50,000 common shares to an officer of the Company and recorded $148,000 in compensation expense.

During 2000, the Company generated approximately $53,607,000 in net proceeds from the private sales of 4,177,045 newly issued common shares of the Company. Also during 2000, the Company generated $2,157,278 in net proceeds from the issuance of 939,485 common shares related to the exercises of employee stock options. The Company issued 3,294 shares of common stock in exchange for 2,900 shares of Series 1 Convertible Preferred Stock, also known as Series 1 Preferred Stock, and issued 890 shares of common stock upon conversion of $23,000 of the Company's convertible subordinated debentures. The Company also issued 3,750 common shares for consulting services.

Preferred Stock Transactions. Holders of Series 1 Preferred Stock are entitled to receive an annual cash dividend of $2.4375 per share if declared by the Board of Directors (the Board), payable semi-annually on June 1 and December 1. Dividends are cumulative. Each share of Series 1 Preferred Stock is convertible into approximately 1.14 shares of common stock, subject to adjustment in certain events. The Series 1 Preferred Stock is redeemable at the option of the Company at $25.00 per share. Holders of Series 1 Preferred Stock have no voting rights, except in limited circumstances. The liquidation value at December 31, 2001 was approximately $5,175,000.

Shareholders' Rights Plan: The Company has adopted a Shareholders' Rights Plan intended to protect the rights of shareholders by deterring coercive or unfair takeover tactics. The Board declared a dividend to holders of the Company's common stock, payable on April 19, 1996, to shareholders of record on that date, of one preferred share purchase right, also known as the Right, for each outstanding share of the common stock. The Right is exercisable 10 days following the offer to purchase or the acquisition of a beneficial ownership of 20% of the outstanding common stock by a person or group of affiliated persons. Each Right entitles the registered holder, other than the acquiring person or group, to purchase from the Company one-hundredth of one share of Series A Junior Participating Preferred Stock, also known as Series A Preferred Stock, at a price of $40, subject to adjustment. The Rights expire in 2006. The Series A Preferred Stock will be entitled to a minimum preferential quarterly dividend of $1 per share and has liquidation provisions. Each share of Series A Preferred Stock has 100 votes, and will vote with the common stock. Prior to the acquisition by a person or group of 20% of the outstanding common stock, the Board may redeem each Right at a price of $.001.

In lieu of exercising the Right by purchasing one one-hundredth of one share of Series A Preferred Stock, the holder of the Right, other than the acquiring person or group, may purchase for $40, that number of the Company's common stock having a market value of twice that price.

The Board may, without further action by the shareholders of the Company, issue preferred stock in one or more series and fix the rights and preferences thereof, including dividend rights, dividend rates, conversion rates, voting rights, terms of redemption, redemption price or prices, liquidation preferences and the number of shares constituting any series or the designations of such series.

Stock Options: The Company has two stock option plans with options available for grant: the 1994 Stock Option Plan (the "1994 Plan") and the 1991 Stock Option Plan for Non-Employee Directors (the "Directors Plan").

The 1994 Plan, as amended in 2000, authorizes the Board or an Option Committee appointed by the Board to grant options to purchase a maximum of 5,800,000 shares of common stock. The 1994 Plan allows for the issuance of incentive stock options and nonqualified stock options to employees, officers, Directors, agents, consultants, advisors and independent contractors of the Company, subject to certain restrictions. All option grants expire ten years from the date of grant, except for certain grants to consultants, which have expirations based upon terms of service. Beginning in May 2000, option grants for employees with at least one year of service become exercisable in monthly increments over a four-year period from the grant date. Option grants for employees with less than one year of service and employees receiving promotions beginning in May 2000 become exercisable at a rate of 25% after one year from the grant date and then in monthly increments at a rate of 1/48th per month over the following three years. As of December 31, 2001, there were 267,638 shares of common stock available for grant under the 1994 Plan.

In connection with a severance and consulting agreement with a former officer, the Company accelerated the vesting of stock options to acquire 100,000 shares of common stock. The Company recognized approximately $208,000 in stock compensation expense in connection with the severance and consulting arrangement and has deferred stock compensation expense totaling approximately $107,000 at December 31, 2001. Compensation expense related to the unvested options at the time of separation of employment will be recognized over the two-year service period of the consulting arrangement.

Also in July 2001, the Company granted stock options pursuant to an agreement outside the Company's 1994 Plan and the Directors Plan to an officer of the Company to purchase 150,000 shares of common stock at an exercise price of $3.35 per share. The options vest in equal monthly increments over twelve months beginning one month after the date of grant and expire ten years from the date of grant.

In connection with various agreements with consultants in 2001 for consulting services, the Company granted stock options to purchase 180,000 shares of common stock at exercise prices ranging from $2.34 to $5.53 per share. The options vest at various intervals up to two years after the grant date. Compensation expense is recorded for the fair values of the grants over the period the services are provided by the consultants. Based upon the Black Scholes option-pricing model, fair values of the options ranged from $2.57 to $4.82 per share using assumptions of expected volatilities ranging from 98% to 146%, expected option lives of up to three years, expected dividend rate of zero and risk-free rates of interest ranging from 1.8% to 4.7%. The Company recorded compensation expense of approximately $451,000 in 2001 related to these grants with deferred compensation of $266,000 at December 31, 2001. The fair value of the options with future vesting dates will not be known until the earlier of the vesting of the options or the completion of the services being provided.

In connection with an agreement with a consultant in 2000 for clinical consulting services, the Company granted stock options to purchase 100,000 shares of common stock at an exercise price of $9.1875. The options vest 25% immediately, and 25% every six months thereafter. Compensation expense for the fair value of the grant was recorded over the period the services were provided by the consultant. Based upon the Black Scholes option-pricing model, the fair value of the options ranged from $7.81 to

$8.39 per share using assumptions of expected volatility of 142% to 144%, expected option life of two years, expected dividend rate of zero and risk-free rates of interest of 4.6% to 6.6%. During 2001, the clinical consulting services were completed. The Company recorded compensation expense of approximately $74,000 and $280,000 in 2001 and 2000, respectively.

In May 2000, the Company amended its 1994 stock option plan to provide that an employee will have two years to exercise the vested portion of an option upon retirement from the Company, whereas the employee previously had three months to exercise such option. Compensation expense equal to the intrinsic value of an employee's option at the modification date will be recorded for employees that receive an extension of their options upon retirement. The intrinsic value at the modification date for the options subject to the modification that are outstanding at December 31, 2001 totaled approximately $22,183,000.

In December 1999, the Company extended the term of 211,000 vested stock options for certain employees. At the time of the extension of the term, the fair value of the Company's common stock was greater than the exercise price of the stock options. The Company recorded approximately $407,000 in compensation expense for the difference between the fair value of the Company's common stock on the date the exercise period was extended and the exercise price of the stock options.

The Directors Plan authorizes the grant of stock options to non-employee Directors to purchase a maximum of 250,000 shares of Common Stock. Under the terms of the amended plan, each eligible Director receives annually, concurrent with the annual election of Directors, an option to purchase 10,000 shares of Common Stock at an exercise price equal to the fair market value of the Common Stock on the date of grant. The options become exercisable in two equal annual installments beginning with the first annual meeting of shareholders after the date of grant. In addition, each newly appointed non-employee Director receives a one-time initial option to purchase 20,000 shares of common stock at an exercise price equal to the fair market value of the common stock on the date of grant. Options expire on the earlier of ten years from the date of grant or five years after the Director's termination of service as a Director. As of December 31, 2001, there were no shares of common stock available for grant under the Directors Plan. Information relating to stock option activity is as follows (in thousands, except per share data):

	2001		2000		1999	
	Number of Shares	Weighted Average Exercise Price	Number of Shares	Weighted Average Exercise Price	Number of Shares	Weighted Average Exercise Price
Outstanding at beginning of year	3,156	$ 5.16	3,629	$ 2.56	3,335	$2.81
Granted	1,874	5.08	810	13.57	598	1.49
Exercised	(254)	1.48	(939)	2.30	(66)	1.60
Cancelled	(162)	11.69	(344)	5.38	(238)	3.70
Outstanding at end of year	4,614	$ 5.10	3,156	$ 5.16	3,629	$2.56
Exercisable at end of year	2,277	$ 4.79	1,705	$ 3.51	2,118	$3.22

Information relating to stock options outstanding and exercisable at December 31, 2001 is as follows (in thousands, except per share data):

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Number of Shares	Weighted Average Remaining Life in Years	Weighted Average Exercise Price	Number of Shares	Weighted Average Exercise Price
$1.25—$1.60	1,395	4.31	$ 1.54	1,026	$ 1.54
$1.63—$5.15	1,263	7.31	3.41	278	3.02
$5.16—$8.06	1,302	7.28	6.22	663	6.57
$8.38—$21.75	654	8.09	13.71	310	13.32
	4,614	6.51	$ 5.10	2,277	$ 4.79

Had compensation cost for these stock option plans been determined in accordance with SFAS 123, the Company's "Net Loss", "Net Loss Applicable to Common Shares" and "Net Loss Per Common Share" would have increased to the following pro forma amounts for 2001, 2000 and 1999 (in thousands, except per share data):

	2001	2000	1999
Net loss			
As reported	$(23,802)	$(11,402)	$(11,951)
Pro forma	(28,355)	(13,799)	(13,967)
Net loss applicable to common shares			
As reported	$(24,303)	$(11,905)	$(12,459)
Pro forma	(28,856)	(14,302)	(14,475)
Net loss per common share, basic and diluted			
As reported	$ (.92)	$ (.50)	$ (.59)
Pro forma	(1.09)	(.60)	(.69)

The fair value of each stock option granted is valued on the date of grant using the Black Scholes option-pricing model. During 2001, the weighted average grant-date fair value of stock options granted was $3.41 per share using assumptions of expected volatility of 98%, expected option lives of three years, expected dividend rate of zero and a risk-free rate of interest of 5.1%. During 2000, the weighted average grant-date fair value of stock options granted was $11.50 per share using assumptions of expected volatility of 144%, expected option lives of three years, expected dividend rate of zero and a risk-free rate of interest of 5.1%. During 1999, the weighted average grant-date fair value of stock options granted was $1.16 per share using assumptions of expected volatility of 112%, expected option lives of four years, expected dividend rate of zero and a risk-free rate of interest of 6.6%.

Restricted Stock. The Company has a Restricted Stock Plan (the "Restricted Stock Plan") under which restricted stock may be granted or sold to selected employees, officers, agents, consultants, advisors and independent contractors of the Company. Under the Restricted Stock Plan, adopted in 1991, 250,000 shares are authorized for grant, of which 130,250 shares remain available for grant at December 31, 2001. There were 50,000 shares granted without restrictions and 10,000 shares granted subject to certain performance requirements during 2001 for services provided or to be provided to the Company. The performance requirements related to the 10,000 shares granted were not met at December 31, 2001. There were 3,750 shares granted without restrictions during 2000 for services. The Company recorded approximately $148,000 and $81,000 in compensation expense related to these grants in 2001 and 2000, respectively. No restricted shares were granted in 1999.

Warrants. In connection with the agreement to purchase the manufacturing facility in Denton, Texas, the Company on April 19, 2001, issued to International Isotopes Inc. a three-year warrant to purchase up to 800,000 shares of NeoRx Common Stock at a purchase price of $10 per share. The warrant is exercisable at any time during the term of the warrant. If at any time during the term of the warrant the closing price of the Company's Common Stock equals or exceeds $20 per share, the Company at any time thereafter will have the right to acquire all or any portion of the shares issuable under the warrant at a nominal amount. The Company must give at least 15 days' written notice of its election to purchase the shares issuable under the warrant and the purchase date on or after which it may consummate such purchase. The holder of the warrant may exercise the warrant through the payment of the exercise price prior to the purchase date set forth in the notice. The warrant was valued at $1.61 per share using an option pricing model with assumptions of expected volatility of 125%, expected warrant life of three years, expected dividend rate of zero and a risk-free rate of interest of 4.6%. On July 25, 2001, the Company filed with the Securities and Exchange Commission a registration statement to register the shares underlying the warrant.

In connection with an agreement in 2001 for corporate communications services, the Company issued a warrant to purchase 15,000 shares of common stock at an exercise price of $3.51. The Company recorded an expense in the amount of $22,000 for the fair value of the warrants on the date the services were completed. Based upon the Black Scholes option-pricing model, the grant-date fair value of the warrant was $1.47 per share using assumptions of expected volatility of 142%, expected warrant life of two years, expected dividend rate of zero and a risk-free rate of interest of 3.2%. The warrant expires in 2003.

In connection with an agreement in 2000 for corporate communications services, the Company issued warrants to purchase 80,000 shares of common stock at exercise prices ranging from $6.00 to $9.00. The Company recorded an expense in the amount of $205,000 for the fair value of the warrants on the date the services were completed. Based upon the Black Scholes option-pricing model, the grant-date fair values of the warrants ranged from $5.32 to $7.97 per share using assumptions of expected volatility of 112%, expected warrant lives of two years, expected dividend rate of zero and a risk-free rate of interest of 6.1%. The warrants expired February 1, 2002.

In connection with an agreement with a company in 1999 for corporate communications services, the Company issued a warrant to purchase 150,000 shares of common stock at an exercise price of $1.6875, of which 69,000 shares were exercised during 2001. The Company recorded an expense in the amount of $450,000 for the fair value of the warrant on the date the services were completed. Based upon the Black Scholes option-pricing model, the grant-date fair value of the warrant was $1.22 per share using assumptions of expected volatility of 112%, expected warrant life of five years, expected dividend rate of zero and a risk-free rate of interest of 6.6%. The warrant expires in 2004.

NOTE 10. Revenues

Revenue in 2001 included $1,231,000 from the receipt of a warrant related to a prior licensing agreement. The Company recorded the fair value of the warrant as revenue when contingencies associated with the receipt of the warrant had been removed. The Company exercised the warrant in the fourth quarter of 2001. The shares acquired upon exercise are included in investment securities at December 31, 2001. The Company recorded approximately $335,000 of revenue from a lease agreement at its radiopharmaceutical manufacturing facility in Denton, Texas. The agreement expires in April 2002.

The Company recorded $1,975,000 of revenue in 2000 from a licensing agreement, entered into during 1998 with Theseus LTD, concurrent with Theseus LTD's 2000 acquisition by North American Scientific, Inc.

The Company received $1,900,000 in 1999 from final payments under a previous licensing agreement, which was recorded as other income.

NOTE 11. Cash Flows

Interest paid by the Company was $266,000, $49,000, and $117,000, for 2001, 2000 and 1999, respectively. During 2001, the Company acquired assets through the assumption of $378,000 in liabilities and a $6,000,000 note payable and through the forgiveness of a note receivable in the amount of $700,000 that was recorded under other assets at December 31, 2000. During 2000, $23,000 of subordinated debentures was converted into 890 shares of Common Stock. Also during 2000, the Company issued warrants valued at $399,000 in connection with the line of credit, which have been recorded as deferred costs within other assets.

NOTE 12. Federal Income Taxes

Temporary differences and carryforwards giving rise to deferred tax assets were as follows (in thousands):

	December 31,	
	2001	2000
Net operating loss carryforwards	$ 29,076	$ 26,865
Research and experimentation credit carryforwards	7,235	6,220
Capitalized research and development	9,108	5,732
Depreciation and amortization	205	425
Other	1,243	748
Deferred tax assets	46,867	39,990
Deferred tax asset valuation allowance	(46,867)	(39,990)
Net deferred taxes	$ —	$ —

The Company has established a valuation allowance equal to the amount of deferred tax assets because the Company has not had taxable income since its inception and significant uncertainty exists regarding the ultimate realization of the deferred tax assets. Accordingly, no tax benefits have been recorded in the accompanying statements of operations. The valuation allowance increased by $6,877,000, $7,903,000, and $4,000,000 in 2001, 2000 and 1999, respectively.

The Company has net operating loss carryforwards of approximately $86,000,000, which expire from 2002 through 2021. Research and experimentation credits expire from 2002 to 2021. As a result of changes in ownership, the utilization of the Company's net operating loss carry forwards may be limited.

Approximately $17,518,000 of the Company's net operating loss carryforwards at December 31, 2001 result from deductions associated with the exercise of non-qualified employee stock options, the realization of which would result in a credit to shareholders' equity.

NOTE 13. Related Party Transactions

The Company's Chairman of the Board of Directors, Dr. Fred Craves, had a consulting agreement with the Company that provided that he shall be retained as a general advisor and consultant to the Company's management on all matters pertaining to the Company's business. In exchange for such services, he was compensated $30,000 for each calendar quarter of services, plus reasonable travel and other expenses. Compensation payments under this agreement totaled $120,000 for each of the years 2001, 2000 and 1999. In addition, payments for travel and other expenses totaled approximately $58,800, $29,900 and $22,500 for 2001, 2000 and 1999, respectively. In 2002 the Company did not renew this agreement with Dr. Craves.

Dr. Craves is a founder of Bay City Capital, LLC, also known as BCC, a merchant bank focused on the life sciences industry. Another NeoRx Director is on the business advisory board of BCC. The Company and BCC entered into an agreement whereby BCC will act as the Company's advisor for the purpose of identifying opportunities to enter into strategic alliances. The Company paid a retainer fee of $50,000 in cash for each calendar quarter through the end of 2001. The Company renewed the agreement for 2002 and will pay a retainer fee of $80,000 per quarter. The agreement also includes a percentage of consideration, ranging from one to five percent, depending on the ultimate amount of consideration raised. Retainer fee payments under this agreement totaled $300,000 for 2001, which included the balance payable of $100,000 at December 31, 2000. The Company also paid to BCC approximately $612,000 during 2001 for commissions related to the purchase of the radiopharmaceutical manufacturing facility and certain related assets located in Denton, Texas.

In connection with an agreement to provide financial consulting services in 2001, a Director received fees in 2001 of $115,000 and stock option grants of 10,000 shares in December 2000 and 150,000 shares in January 2001. Services related to these stock options were fully provided by December 31, 2001 and this agreement was terminated; the associated stock options were fully vested at December 31, 2001, which included 58,333 of options that were modified in January 2002 to fully vest these options effective December 2001. The Company recorded an expense in the amount of $526,000 during 2001 for the fair value of the option grants on the date the services were completed.

The Company has a demand note receivable from an officer with a balance of approximately $115,000 as of December 31, 2001 that is recorded in other assets. During 2001 and 2000 the Company had a demand note from another officer of approximately $61,000; this note was paid in full on July 31, 2001.

NOTE 14. 401(K) Plan

The Company sponsors a 401(K) plan that covers substantially all employees. At its own discretion, the Company may make contributions to the plan on a percentage of participants' contributions. The Company made contributions of approximately $22,000, $17,000 and $19,000 for the years ended December 31, 2001, 2000 and 1999, respectively. The Company has no other post employment or post retirement benefit plans.

NOTE 15. Asset Acquisition

On April 19, 2001, the Company completed its purchase from International Isotopes Inc. of a radiopharmaceutical manufacturing and distribution facility and certain other related assets in Denton, Texas. The Company has hired certain former employees of International Isotopes to serve on the Company's radiopharmaceutical manufacturing team at the facility. The Company intends to use the facility primarily to produce its Skeletal Targeted Radiation (STR) product candidate and other products in development.

A summary of the purchase price for the radiopharmaceutical manufacturing facility is as follows:

Cash	$ 6,000,000
Stock warrant	1,288,000
Direct acquisition costs	1,146,000
Note payable	6,000,000
Liabilities assumed	378,000
Total purchase price	$14,812,000

The purchase price was allocated as follows:

Land	$ 460,000
Building	9,000,000
Machinery and equipment	4,132,000
Furniture and fixtures	344,000
Licenses and processes	786,000
Workforce	90,000
Total	$14,812,000

Licenses and processes and workforce will be amortized over their estimated useful lives of thirty years and five years, respectively.

Part of the cash consideration was in the form of forgiveness of amounts owed by International Isotopes, Inc. to NeoRx, including a note receivable of $700,000 included in other assets at December 31, 2000.

NOTE 16. Unaudited Quarterly Data

The following table presents summarized unaudited quarterly financial data (in thousands, except per share data):

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
2001				
Revenues	$ 1,039	$ 135	$ 263	$ 1,436
Operating expenses	5,486	6,444	8,418	8,672
Net loss	(3,581)	(5,570)	(7,478)	(7,173)
Net loss applicable to common shares	(3,706)	(5,695)	(7,604)	(7,298)
Net loss per common share—basic and diluted	(.14)	(.22)	(.29)	(.28)
2000				
Revenues	$ 149	$ 727	$ 684	$ 1,989
Operating expenses	6,063	5,062	4,852	5,617
Net loss	(2,366)	(3,855)	(3,450)	(1,731)
Net loss applicable to common shares	(2,493)	(3,982)	(3,575)	(1,855)
Net loss per common share—basic and diluted	(.12)	(.17)	(.15)	(.06)

Note: Net loss per common share—basic and diluted may not add to net loss per common share for the year due to rounding.

NOTE 17. Contingency

The Company is in continuing discussions with the FDA regarding its proposed STR product. The Company's phase III trial in multiple myeloma and other STR studies were placed on clinical hold by the FDA in November 2000, after some phase I/II patients developed a serious delayed toxicity. The Company has discussed with the FDA a revised pivotal trial plan for STR in patients with refractory or relapsed multiple myeloma, and submitted a protocol for a new radiation dosimetry study. The FDA requested that the Company conduct this study to collect additional radiation dosimetry data from a small number of patients, to demonstrate the accuracy of the method proposed for use in calculating dose in the pivotal trials, and select dose levels likely to produce an appropriate safety profile. In the first quarter of 2002 the Company plans to begin enrolling multiple myeloma patients in this dosimetry study. Based on the results of this study and subject to approval from the FDA, the Company plans to initiate a revised pivotal trial program. The pivotal trials cannot begin until the Company receives authorization from the FDA.

Item 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

PART III

Item 10. DIRECTORS AND EXECUTIVE OFFICERS OF THE REGISTRANT

(a) *Directors*. The information required by this item is incorporated herein by reference to the section captioned "Election of Directors" in the Company's Proxy Statement for the Annual Meeting of Shareholders to be held on May 2, 2002, filed with the Securities and Exchange Commission (the "Commission") pursuant to Section 14(a) of the Securities Exchange Act of 1934, as amended (the "Exchange Act").

(b) *Executive Officers*. Information with respect to the Company's executive officers is set forth below.

Name	Age	Position with the Company
Douglass B. Given, MD, PhD	50	President, Chief Executive Officer and Director
Wolfgang Oster, MD	45	Chief Operating Officer
Richard L. Anderson	62	Senior VP, Chief Financial Officer and Secretary
Karen Auditore-Hargreaves, PhD	49	Senior Vice President, Research and Development
Becky J. Bottino	53	Senior Vice President, Technical Operations
Linda T. Findlay	53	Vice President, Human Resources
Neile A. Grayson	41	Vice President, Medical and Regulatory Affairs
Richard G. Ghalie, MD	44	Vice President, Corporate Development
Melinda G. Kile	45	Vice President and Controller
Leslie J. Sabo	53	Vice President, Manufacturing
Anna L. Wight	47	Vice President, Legal

Business Experience

Douglass B. Given, MD, PhD, was appointed President, CEO and a Director of NeoRx Corporation in July 2001. Dr. Given is an Executive-in-Residence at Bay City Capital LLC. From November, 2000 to July 2001, Dr. Given served as a business advisor to NeoRx Corporation. He was formerly Corporate Senior Vice President and Chief Technology Officer, Mallinckrodt, Inc. from August 1999 to October 2000. From January 1993 to July 1999, Dr. Given served as CEO and a Director of Progenitor, Inc. and Mercator Genetics, Inc. He has held positions as Vice President, Schering Plough Research Institute; Vice President, Monsanto / GD Searle Research Laboratories; and Medical Advisor, Lilly Research Laboratories. Dr. Given holds a MD and a PhD from the University of Chicago, and an MBA from the Wharton School of Business, University of Pennsylvania. He is a Director of SemBioSys Genetics, Inc. and on the Advisory Council to the University of Chicago for Biological Sciences and the Pritzker School of Medicine.

Wolfgang Oster, MD, joined NeoRx as Chief Operating Officer in June 2001 from US Bioscience, Inc., which merged with MedImmune, Inc. At US Bioscience, he served as Executive Vice President of Worldwide Clinical Research. During his almost 10 years at US Bioscience, Dr. Oster also served as a board member of its European pharmaceutical divisions located in the UK and Netherlands, and as Managing Director for International R&D and Business Development. Previously, Dr. Oster held senior positions in oncology clinical research at Behringwerke/Hoechst. He holds an appointment as Adjunct Professor of Medicine at Brown University and is a Fellow of the Royal Society of Medicine, UK. Dr. Oster received an MD and a Fellowship in Internal Medicine as well as Hematology and Medical Oncology at the University of Mainz Medical School, Germany. Dr. Oster also holds a Habilitation Venia Legendi from the University of Freiberg, Germany.

Richard L. Anderson was appointed Senior Vice President and Chief Financial Officer and Secretary in September 2001. Mr. Anderson held the position of President, Chief Operating Officer and Chief Financial Manager and Secretary at NeoRx Corporation from December 1998 to March 2001. He held the position of Senior Vice President, Finance and Operations, Chief Financial Officer, and Secretary from September 1997 to December 1999. He was Senior Vice President and Chief Financial Officer from January 1996 to August 1997. From November 1994 to January 1997, Mr. Anderson was Vice President and Controller at Mosaix Inc., a provider of computer telephony integration products and services. From September 1993 to October 1994, Mr. Anderson was Vice President of Finance, Chief Financial Officer and Secretary of Merix Corporation (formerly a division of Tektronix), a manufacturer of printed circuit boards. Mr. Anderson holds an MS degree in Management from Johns Hopkins University, a MS degree in Solid State Physics from the University of Maryland, a BS in Physics from Bucknell University and is a Certified Public Accountant.

Karen Auditore-Hargreaves, PhD, was promoted to Senior Vice President, Research and Development in September 2001 and previously served as Vice President, Research and Development since May 1999. Prior to joining the Company, she was Vice President of Research, at CellPro, Inc. and was responsible for the development of products for the selection, activation and expansion of human hematopoietic cells. Prior to joining CellPro, Dr. Hargreaves held research management positions with Oculon Corporation, PATH and Genetic Systems Corporation. Dr. Hargreaves holds a Ph.D. in Genetics from the University of California, Davis and received her postdoctoral training at the Massachusetts Institute of Technology Center for Cancer Research.

Becky J. Bottino was promoted to Senior Vice President, Technical Operations in September 2001 and previously served as Vice President, Operations since September 1997. She was the Company's Director of Manufacturing and Product Development from October 1996 through September 1997, Director of Product Development from 1992 to 1994, and Manager of Product Development from 1989 to 1992. Ms. Bottino joined NeoRx in 1985 as a Research Technologist. She holds a MS degree in Chemistry from the University of Washington and a BS degree from the University of Utah.

Linda Findlay was promoted to Vice President, Human Resources in September 2001 and joined NeoRx in May 2000 as Director of Human Resources. Previously, she was with Danzas Corporation as Vice President, Human Resources. Prior to Danzas, she was with Genetic Systems, Muzak Limited Partnership, Thousand Trails Inc. and PACCAR, Inc. Ms. Findlay received a BA in Political Science from the University of Washington and an MS in Human Resource Management from Seattle Pacific University. She holds a Senior Professional in Human Resources (SPHR) certification.

Richard Ghalie, MD, joined NeoRx as Vice President, Medical and Regulatory Affairs in July 2001. Prior to joining NeoRx, Dr. Ghalie was Senior Franchise Medical Director, Specialty Therapeutics at Immunex, Inc. from November 2000 to July 2001. He has also held the following positions at Immunex: Senior Director Pharmaceutical Development from November 1999 to October 2000, Medical Director of Clinical Development from April 1995 to October 1999 and Associate Medical Director Clinical Development September 1994 to March 1995. In these positions, Dr. Ghalie provided medical leadership and directed numerous clinical programs for agents in oncology, neurology and tumor immunology. Dr. Ghalie received an M.D. from Saint-Joseph University, School of Medicine, Lebanon; an M.S. from the University of Paris VII, France; an Advanced Degree in Statistics and Epidemiology from the University of Paris XI, France; and an MBA from the University of Washington.

Neile Grayson, PhD, came to NeoRx in October 2001 as Vice President, Corporate Development to lead new business and corporate development initiatives. Previously, Dr. Grayson was with Mallinckrodt, Inc., where she held key management positions including Senior Director of Corporate Discovery Research from July 2000 to January 2001, Director of Corporate Discovery Research from August 1997 to July 2000, Director of Technology Assessment and Portfolio Planning from 1996 to 1997 and August 1999 to January 2001. She received her postdoctoral training and was a Fellow at the National Institute of

Diabetes and Digestive and Kidney Diseases. Dr. Grayson has a BS in Chemistry from Randolph-Macon College and a PhD in Medicinal Chemistry from the Medical College of Virginia, Commonwealth University.

Melinda G. Kile was promoted to Vice President and Controller in September 2001 and had previously served as the Controller since January 1998. She also served as Chief Accounting Officer from February 2001 to September 2001 and as Secretary from March 2001 to September 2001. She joined NeoRx from Perstorp Xytec, Inc., where she was Vice President and Chief Financial Officer from March 1996 to January 1998. Prior to joining Perstorp Xytec, Ms. Kile was Controller at Tree Top, Inc., and held a number of positions in finance and marketing from April 1983 through March 1996. Ms. Kile is a Certified Public Accountant and received a BS in Accounting from Central Washington University.

Les Sabo was promoted to Vice President, Manufacturing in September 2001 and joined NeoRx in April 2001 as Plant Manager and has responsibility for the manufacturing plant in Denton, Texas. Previously, Mr. Sabo was employed by Mallinckrodt, Inc. for 21 years, most recently as Director of Nuclear Medicine Operations. He was responsible for the manufacturing facility at Maryland Heights, Missouri and 37 radiopharmacies throughout the US. Other positions held at Mallinckrodt include Director of Manufacturing, Director of Quality, and Quality Assurance Manager for the Nuclear Medicine Division, US. Previously, Mr. Sabo was Manager, Stability and Analytical Method Development with Heun / Norwood, a pharmaceutical contract manufacturer. Mr. Sabo has a BA degree in Chemistry from Southern Illinois University.

Anna Lewak Wight, JD, was promoted to Vice President, Legal in September 2001 and previously served as Director of Intellectual Property since joining NeoRx in 1994. She previously was a partner in the law firm of Morrison & Foerster, managing their Seattle intellectual property practice. Ms. Wight was also a partner in the intellectual property law firm of Harness, Dickey and Pierce in Michigan, where she established and chaired the Biotechnology and Medical Arts Group. Ms. Wight received a JD from Wayne State University Law School and an MS from the Genetics Program at Michigan State University.

(c) *Compliance with Section 16(a) of the Exchange Act.* The information required by this item is incorporated herein by reference to the section captioned "Compliance With Section 16(a) of the Securities Exchange Act of 1934" in the Company's Proxy Statement for the Annual Meeting of Shareholders to be held on May 2, 2002 filed with the Commission pursuant to Section 14 (a) of the Securities Exchange Act of 1934 (the "Exchange Act").

Item 11. EXECUTIVE COMPENSATION

The information required by this item is incorporated herein by reference to the sections captioned "Executive Compensation" in the Company's Proxy Statement for the Annual Meeting of Shareholders to be held on May 2, 2002, filed with the Commission pursuant to Section 14(a) of the Exchange Act.

Item 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The information required by this item is incorporated herein by reference to the section captioned "Security Ownership of Certain Beneficial Owners and Management" in the Company's Proxy Statement for the Annual Meeting of Shareholders to be held on May 2, 2002, filed with the Commission pursuant to Section 14 (a) of the Exchange Act.

Item 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

The information required by this item is incorporated herein by reference to the section captioned "Certain Relationships and Related Transactions with Management" in the Company's Proxy Statement for the Annual Meeting of Shareholders to be held on May 2, 2002, filed with the Commission pursuant to Section 14(a) of the Exchange Act.

PART IV

Item 14. EXHIBITS, FINANCIAL STATEMENT SCHEDULES AND REPORTS ON FORM 8-K

(a) (1) Financial Statements—See Index to Financial Statements.

(a) (2) Financial Statement Schedules—Not applicable.

(a) (3) Exhibits—See Exhibit Index filed herewith.

(b) Reports on Form 8-K—

Form 8-K dated October 1, 2001, relating to a presentation updating cancer therapies.

(c) Exhibits—See Exhibit Index filed herewith.

SIGNATURES

Pursuant to the requirements of Section 13 of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NEORX CORPORATION
(Registrant)

/s/ RICHARD L. ANDERSON

Richard L. Anderson
Senior VP and Chief Financial Officer
(Principal Financial and Accounting Officer, Secretary)

Date: March 29, 2002

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the date indicated:

/s/ DOUGLASS B. GIVEN Douglass B. Given	President, Chief Executive Officer and Director (Principal Executive Officer)	March 29, 2002
/s/ FRED B. CRAVES Fred B. Craves	Chairman of the Board of Directors	March 29, 2002
/s/ JACK L. BOWMAN Jack L. Bowman	Director	March 29, 2002
/s/ E. ROLLAND DICKSON E. Rolland Dickson	Director	March 29, 2002
/s/ CARL S. GOLDFISCHER Carl S. Goldfischer	Director	March 29, 2002
/s/ ALAN A. STEIGROD Alan A. Steigrod	Director	March 29, 2002

NEORX CORPORATION

Notice of 2002 Annual Meeting of Shareholders

TO THE SHAREHOLDERS:

The 2002 Annual Meeting of Shareholders of NeoRx Corporation will be held at The Elliott Grand Hyatt Hotel, 721 Pine Street Seattle, Washington 98101, on Thursday May 2, 2002, at 9:00 a.m., for the following purposes:

1. To elect six members to the Company's Board of Directors, and
2. To consider and approve an increase in the number of shares issuable under the Company's Restated 1994 Stock Option Plan from 5,800,000 to 8,800,000, and
3. To consider and approve an increase in the number of shares issuable under the Company's 1991 Restricted Stock Plan from 250,000 to 400,000, and
4. To transact such other business as may properly come before the annual meeting and any adjournment or postponement thereof.

Your attention is directed to the accompanying proxy statement for further information with respect to the matters to be acted upon at the annual meeting. To constitute a quorum for the conduct of business at the annual meeting, holders of a majority of all outstanding shares of a common stock must be present in person or be represented by proxy. To ensure representation at the annual meeting, you are urged to complete, sign and date the enclosed proxy card and return it promptly in the enclosed postage-prepaid envelope.

The record date for determining shareholders entitled to notice of, and to vote at, the annual meeting is the close of business on March 15, 2002.

BY ORDER OF THE BOARD OF DIRECTORS

RICHARD L. ANDERSON
Senior Vice President, Chief Financial Officer and Secretary

March 29, 2002
Seattle, Washington

YOUR VOTE IS IMPORTANT. ACCORDINGLY, YOU ARE ASKED TO COMPLETE, SIGN, DATE AND RETURN THE ACCOMPANYING PROXY CARD REGARDLESS OF WHETHER OR NOT YOU PLAN TO ATTEND THE ANNUAL MEETING.

NEORX CORPORATION
PROXY STATEMENT

General

This proxy statement is furnished in connection with the solicitation by the Board of Directors of NeoRx Corporation of proxies in the accompanying form for use at the annual meeting of shareholders to be held on Thursday, May 2, 2002, and any adjournment or postponement thereof. The annual meeting will be held at 9:00 a.m. at the Elliott Grand Hyatt Hotel, 721 Pine Street, Seattle, Washington 98101.

Our principal office is located at 410 West Harrison Street, Seattle, Washington 98119. The approximate date of mailing this proxy statement and the accompanying proxy card is March 29, 2002.

Voting Securities

Only shares of our common stock outstanding at the close of business on March 15, 2002, the record date for determining shareholders, are entitled to receive notice of and to vote at the annual meeting. At the record date, there were 26,578,723 shares of common stock outstanding. Each shareholder is entitled to one vote for each share of common stock held of record in such person's name on the record date. Under Washington law and the Company's Articles of Incorporation, a quorum consisting of a majority of the shares entitled to vote must be represented in person or by proxy for the transaction of business at the annual meeting.

Each shareholder has the right to cumulate his or her votes and cast as many votes as are equal to the number of Directors to be elected multiplied by the number of such shareholder's shares. These votes may be cast for one candidate or distributed among as many candidates as the shareholder desires. If a shareholder wishes to cumulate his or her votes, he or she should multiply his or her shares by the number of Directors to be elected (deriving a cumulative total) and then write the number of votes for each Director next to each Director's name on the proxy card. The total votes cast in this manner may not exceed the cumulative total. If a shareholder does not wish to cumulate votes for Directors, he or she should indicate the vote for or against each nominee, as provided on the proxy card. On all other matters, each share of common stock entitles its holder to one vote on each matter to be acted upon at the annual meeting.

Under Washington law and the Company's Articles of Incorporation, if a quorum is present at the annual meeting, the six nominees for election as Directors who receive the greatest number of votes cast for the election of Directors by the shares present, in person or represented by proxy, and entitled to vote at the annual meeting will be elected Directors. Votes withheld with respect to the election of Directors will not be counted either in favor of or against the election of the nominees.

Under Washington law, the affirmative vote of a majority of votes cast will be required to approve an increase to the number of shares under the Company's Restated 1994 Stock Option Plan (Proposal 2) and to approve an increase to the number of shares under the 1991 Restricted Stock Plan (Proposal 3). Abstentions from voting will not be counted for any purpose in determining whether Proposals 2 and 3 have been approved. Brokers who hold shares for the account of their clients may vote their clients' proxies in the brokers' own discretion as to the election of Directors, if the clients have not furnished voting instructions prior to the annual meeting.

Proxies solicited by the Board of Directors will be voted in favor of the Director nominees and Proposals 2 and 3 unless shareholders direct otherwise in their proxies. The proxy cards also confer discretionary authority to vote the shares authorized to be voted thereby on any matter that was not known on the date of this proxy statement, but that properly may be presented for action at the annual meeting.

YOUR VOTE IS IMPORTANT. ACCORDINGLY, YOU ARE ASKED TO COMPLETE, SIGN, DATE AND RETURN THE ACCOMPANYING PROXY CARD REGARDLESS OF WHETHER OR NOT YOU PLAN TO ATTEND THE ANNUAL MEETING.

Revocation

Any shareholder returning a proxy has the power to revoke it at any time before shares represented thereby are voted at the annual meeting. Any shares represented by an un-revoked proxy will be voted unless the shareholder attends the annual meeting and votes in person. A shareholder's right to revoke a proxy is not limited by or subject to compliance with a specified formal procedure, but written notice of such revocation should be given to the Company's Corporate Secretary at or before the annual meeting.

Expenses of Solicitation

NeoRx has retained Mackenzie Partners, Inc., 105 Madison Avenue, 14 Floor New York, NY 10016, to help solicit proxies. NeoRx will pay the cost of their services, which is estimated at approximately $8,000 plus expenses. Proxies will be solicited by personal interview, mail and telephone. In addition, NeoRx may reimburse brokerage firms and other persons who represent beneficial owners of common stock for their expenses in forwarding solicitation materials to beneficial owners. Certain of NeoRx's directors, officers and regular employees, may also solicit proxies, personally or by telephone or facsimile, without additional compensation.

ELECTION OF DIRECTORS (PROPOSAL 1)

Nominees for Director

Six Directors are to be elected by the holders of common stock at the annual meeting. These Directors will serve one-year terms that will expire at the 2003 annual meeting of shareholders, or until their successors have been elected and qualified. Unless a shareholder withholds his or her vote, each proxy will be voted for the election of the following nominees:

DOUGLASS B. GIVEN, MD, PhD, age 50, was appointed President, CEO and a Director of NeoRx Corporation in July 2001. Dr. Given has been an Executive-in-Residence at Bay City Capital LLC, a merchant bank providing advisory services and investing in life science companies (BCC") since November, 2000. From November 2000 to July 2001, Dr. Given served as a consultant to NeoRx Corporation. He was formerly Corporate Senior Vice President and Chief Technology Officer, Mallinckrodt, Inc. from August 1999 to October 2000. From January 1993 to July 1999, Dr. Given served as CEO and a Director of Progenitor, Inc. and Mercator Genetics, Inc. He has held positions as Vice President, Schering Plough Research Institute; Vice President, Monsanto / GD Searle Research Laboratories; and Medical Advisor, Lilly Research Laboratories. Dr. Given holds an MD and a PhD from the University of Chicago, and an MBA from the Wharton School of Business, University of Pennsylvania. He is a Director of SemBioSys Genetics, Inc. and on the Advisory Council to the University of Chicago for Biological Sciences and the Pritzker School of Medicine.

JACK L. BOWMAN, age 69, has been a Director since January 1994. Mr. Bowman was Company Group Chairman of Johnson & Johnson, a multinational pharmaceutical company, from 1987 until his retirement in 1993. Mr. Bowman is a Director of Cell Therapeutics, Inc., Celgene Corp., Targeted Genetics Corporation, Osiris Therapeutics, Inc., and Cellegy Pharmaceuticals, Inc., each of which is a biotechnology company. He holds a BEd degree from Western Washington University.

FREDERICK B. CRAVES, PhD, age 56, has been the Company's Chairman of the Board of Directors since July 1993. In June 1997, Dr. Craves co-founded Bay City Capital LLC ("BCC"), as Managing Director since that company's inception. Dr. Craves has founded two investment companies. In 1996, he founded the Craves Group LLC and in 1994, he co-founded Burrill & Craves. He was also the founding

Chairman of the Board and Chief Executive Officer of Codon and the co-founder of Creative Biomolecules, Inc. Currently, Dr. Craves is Chairman of the Board of Epoch BioSciences, Inc. He is on the Board of Directors of Incyte Genomics, Medarex, Inc., Eos Biotechnology, Inc., Cacheon, Inc. and BioSeek, Inc. and is Vice Chairman of Reliant Pharmaceuticals LLC. Dr. Craves received a PhD in Pharmacology and Toxicology from the University of California, San Francisco.

E. ROLLAND DICKSON, MD, age 68, has been a Director since May 1998. Dr. Dickson has been the Mary Lowell Leary Professor of Medicine at Mayo Medical School and Director of Development at the Mayo Foundation for Medical Education and Research since 1993. In 1999, Dr. Dickson was appointed to the Board of Trustees of the Mayo Foundation. Dr. Dickson received his MD degree from Ohio State University.

CARL S. GOLDFISCHER, MD, age 43, has been a Director since March 2000. He has been Managing Director of Bay City Capital since July 2001 and serves on its Board of Directors and Executive Committee. He joined Bay City Capital as an Executive-in-Residence in December 2000. Dr. Goldfischer was the Vice President, Finance and Chief Financial Officer of ImClone Systems, Inc. from May 1996 to July 2000. From June 1994 until May 1996, Dr. Goldfischer served as a healthcare analyst with Reliance Insurance Company. Dr. Goldfischer is also a Director of Diametics Medical Corporation Immulogic Pharmaceutical Corp. and ETEX Corp., all medical device or biotechnology companies. Dr. Goldfischer received his MD degree from Albert Einstein College of Medicine in 1988, and served as a resident in radiation oncology at Montefiore Hospital of the Albert Einstein College of Medicine until 1991.

ALAN A. STEIGROD, age 64, has been a Director since May 1998. Mr. Steigrod has been Managing Director of Newport HealthCare Ventures, which provides consulting to the biopharmaceutical industry, since 1996. From March 1993 to November 1995, he served as President and Chief Executive Officer of Cortex Pharmaceuticals, Inc., a development stage neuroscience company. Mr. Steigrod is a director of Cellegy Pharmaceuticals, Inc., Lorus Therapeutics, Inc. and Sepracor, Inc., all biotechnology companies.

It is intended that votes will be cast pursuant to the enclosed proxy card for the election as Directors of the foregoing nominees. If any nominee shall not be a candidate for election as a Director at the annual meeting, it is intended that votes will be cast pursuant to the enclosed proxy for such substitute nominee as may be nominated by the existing Directors. No circumstances are presently known that would render any nominee named above unavailable.

Pursuant to the Company's Bylaws, shareholders seeking to nominate other candidates for election to the Board of Directors at the annual meeting must give written notice to the Company's Corporate Secretary not less than 60 days nor more than 90 days before the annual meeting. Such notice must contain certain information as to the shareholder giving the notice and each proposed nominee, including information required under the federal proxy rules. If less than 70 days' notice or prior public disclosure of the date of the scheduled annual meeting is given, notice by the shareholder must be given not later than the tenth day following the earlier of the mailing of notice of the annual meeting or the date public disclosure of the annual meeting was made. The Company's Bylaws provide that no person shall be elected a Director of the Company unless nominated in accordance with the Bylaws. As of the date of this Proxy Statement, the Company has not received any Director nominations by shareholders.

The Board of Directors met 5 times and held an additional 15 telephone board meetings during the year ended December 31, 2001. With the exception of E Rolland Dickson, each Board member attended at least 75% of the aggregate number of the meetings of the Board and the committees on which he served. E. Rolland Dickson attended 67% of the aggregate number of the meetings of the Board and the committees on which he served.

Board of Directors Recommendation

The Board of Directors unanimously recommends a vote "for" each of the Director nominees.

Compensation of Directors

The Company pays Directors who are not employees of the Company a semi-annual fee of $4,000 for service on the Board of Directors, together with a fee of $1,500 for each face-to-face Board meeting. In 2002, a policy of additional payments for the attendance of committee meetings was implemented. Payments of $500 are made for the attendance of committee meetings that last less than one hour and payments of $1,000 are made for the attendance of committee meetings that last more than one hour to non-employee board members. Payment for attendance at telephone board meetings is $500 for up to one hour, $1,000 for one to two hours and $1,500 for more than two hours. Non-employee Directors also receive stock option grants under the Company's 1991 Stock Option Plan for Non-Employee Directors (the "Directors Plan") or the Restated 1994 Stock Option Plan (the "1994 Plan"). Each new non-employee Director, upon election or appointment to the Board of Directors, receives an initial option to purchase 20,000 shares of Common Stock under the 1994 Plan at an exercise price equal to the fair market value per share of Common Stock on the grant date. In addition, each non-employee Director automatically receives an annual option grant to purchase 10,000 shares of common stock following each annual meeting of shareholders at an exercise price equal to the fair market value per share of common stock on the grant date, provided that a non-employee Director who has received the initial option grant for 20,000 shares of common stock within five months prior to any such annual meeting of shareholders, does not receive the annual grant for such annual meeting. The options granted as of each annual meeting of shareholders become exercisable in two equal installments over the next two years.

On May 22, 2001, each non-employee Director received a grant of options for 10,000 shares following his election to the Board of Directors.

Committees of the Board

The Board of Directors has two committees: an Audit Committee and a Compensation Committee. The Board has no Nominating Committee.

The Audit Committee is comprised of Mr. Steigrod, Dr. Dickson and Mr. Bowman. The Audit Committee reviews the preparation and audit of the Company's accounts, considers the engagement of independent public accountants for the ensuing year and the terms of such engagement, reviews the scope of the audit proposed by such accountants, and receives and reviews the audit reports. The Audit Committee convened three times during the year ended December 31, 2001.

The Compensation Committee is comprised of Messrs. Steigrod and Bowman. The Compensation Committee recommends to the Board of Directors the salary and certain terms of employment of the Company's officers and administers the Company's Restated 1994 Stock Option Plan and the grants of options there under. The Compensation Committee convened eleven times during the year ended December 31, 2001.

Report of the Audit Committee

The Audit Committee oversees the Company's financial reporting process on behalf of the Board of Directors. Management has the primary responsibility for the financial statements and the reporting process, including the systems of internal controls. The Board of Directors has adopted a written Audit Committee Charter. In fulfilling its oversight responsibilities, the Audit Committee reviewed the audited financial statements in the Annual Report with the management of the Company. In early 2001, two members of the Audit Committee, Drs. Carl S. Goldfischer and Fred G. Craves, were not independent as that term is defined in the Rule 4200(a)(15) of the National Association of Securities Dealers (NASD) listing standards. On May 22, 2001, the Board of Directors restructured the Audit Committee, appointing Alan A. Steigrod (Chairman) and Dr. E. Rolland Dickson in place of Drs. Goldfischer and Craves so that all members of the Audit Committee are now independent, as defined by NASD listing standards. The Audit Committee has discussed with the independent accountants the matters required to be discussed by

SAS 61. The Audit Committee also has received the written disclosures and the letter from the independent accountants required by Independence Standards Board Standard No. 1 and has discussed with the independent accountants the accountants' independence. In reliance on the reviews and discussions referred to above, the Audit Committee recommended to the Company's Board of Directors that the audited financial statements be included in the Annual Report on Form 10-K for the year ended December 31, 2001 for filing with the Security and Exchange Commission.

Submitted by the Audit Committee of the Board of Directors

AUDIT COMMITTEE

Mr. Alan Steigrod, Committee Chair

Dr. E. Rolland Dickson

Mr. Jack L. Bowman

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information regarding beneficial ownership, as of February 9, 2002, of the common stock by (a) each person known by the Board of Directors to beneficially own more than 5% of the outstanding common stock, (b) each Director and nominee for Director, (c) the Company's Chief Executive Officer and four other most highly compensated executive officers, and (d) all executive officers and Directors as a group. Except as otherwise indicated, the Company believes that the beneficial owners of the shares listed below have sole investment and voting power with respect to the shares.

Name	Number of Shares Beneficially Owned and Nature of Beneficial Ownership	Percentage of Common Stock (%)
The Bay City Capital Fund I, LP (1) 750 Battery Street, Suite 600 San Francisco, California 94111	2,365,200	8.90
Paul G. Abrams (2)	588,970	2.22
Douglass B. Given (3)	237,500	*
Wolfgang Oster	0	*
Richard L. Anderson (4)	452,895	1.70
Karen Auditore-Hargreaves (5)	62,395	*
Becky J. Bottino (6)	188,694	*
Jack L. Bowman (7)	99,500	*
Fred B. Craves (1)	2,640,200	9.94
E. Rolland Dickson (8)	50,000	*
Carl S. Goldfischer (9)	180,000	*
Alan A. Steigrod (10)	47,000	*
All executive officers and Directors as a group (11 persons) (11)	4,547,154	14.00

* Less than 1%

(1) Represents 275,000 shares subject to options exercisable within 60 days, and 2,365,200 shares held by The Bay City Capital Fund I, LP, ("BCCF"), 750 Battery St, Suite 600, San Francisco, CA 94111, an affiliate of Bay City Capital BD LLC and Bay City Capital LLC. Mr. Craves a founder of BCCF and disclaims beneficial ownership of these shares held by The Bay City Capital Fund I, LP.

(2) Includes 418,735 shares subject to options exercisable within 60 days.

(3) Includes 187,500 shares subject to options exercisable within 60 days.

(4) Includes 282,676 shares subject to options exercisable within 60 days.

(5) Includes 62,395 shares subject to options exercisable within 60 days.

(6) Includes 176,689 shares subject to options exercisable within 60 days.

(7) Includes 98,000 shares subject to options exercisable within 60 days.

(8) Includes 45,000 shares subject to options exercisable within 60 days.

(9) Includes 180,000 shares subject to options exercisable within 60 days.

(10) Includes 45,000 shares subject to options exercisable within 60 days.

(11) Includes 1,770,995 shares subject to options exercisable within 60 days.

EXECUTIVE COMPENSATION

Summary Compensation Table

The following table sets forth all compensation for services rendered in each of the last three years to the Company's Chief Executive Officer, the four most highly compensated officers other than the Chief Executive Officer that were serving as executive officers at the end of 2001, and Paul G. Abrams who resigned as Chief Executive Officer on July 30, 2001. (The "Named Executive Officers").

Annual compensation				Long-term Compensation		
Name and Principal Position	**Year**	**Salary ($)**	**Bonus ($) (1)**	**Restricted Stock Awards ($) (7)**	**Securities Underlying Options/SARs (#)**	**All Other Compensation ($) (2)**
Paul G. Abrams (3),	2001	$175,653	0	0	0	$174,160
Chief Executive Officer	2000	286,414	$55,865	0	105,000	825
	1999	286,486	41,544	0	133,000	852
Douglass B. Given (4),	2001	148,886	0	$148,000	200,000	360
Chief Executive Officer	2000	0	0	0	0	0
	1999	0	0	0	0	0
Wolfgang Oster (6),	2001	174,398	50,000	47,000	410,000	468
Chief Operating Officer	2000	0	0	0	0	0
	1999	0	0	0	0	0
Richard L. Anderson (5),	2001	234,202	17,500	0	0	2,109
Senior Vice President, Chief	2000	302,203	37,371	0	94,250	2,876
Financial Officer and Secretary	1999	226,000	33,592	0	0	2,696
Karen Auditore-Hargreaves,	2001	192,385	12,500	0	35,000	885
Senior Vice President,	2000	185,166	30,661	0	30,000	1,040
Research & Development	1999	120,369	26,825	0	100,000	825
Becky J. Bottino	2001	164,764	12,500	0	30,000	1,083
Senior Vice President,	2000	161,255	26,241	0	30,000	1,248
Technical Operations	1999	151,133	23,345	0	0	1,247

(1) Includes accrued bonus and annual achievement award.

(2) Consists of 5% matching of contributions paid to NeoRx Corporation's Employee Savings Plan and Trust, the Company's 401(k) plan, premiums paid under group term life insurance policies and severance to Paul G. Abrams.

(3) Paul G. Abrams resigned as Chief Executive Officer on July 30, 2001.

(4) Douglass B. Given joined NeoRx as Chief Executive Officer on July 30, 2001.

(5) Richard L. Anderson resigned as President, Chief Operating Officer and Chief Financial Officer on March 21, 2001. He was appointed Senior Vice President and Chief Financial Officer on September 13, 2001.

(6) Wolfgang Oster joined NeoRx as Chief Operating Officer on June 5, 2001.

(7) Restricted stock awards are valued in the table above at their fair market value based on the per share closing price of the Company's common shares on the NASDAQ on the date of grant. Restricted stock holdings as of December 31, 2001 and their fair market value based on the per share closing price of $5.77 on December 31, 2001 were as follows:

Name	# of Restricted Shares	Value on 12/31/01
Douglass B. Given	50,000	288,500
Wolfgang Oster	10,000	57,700

The restricted shares vest based upon satisfaction of certain requirements.

Stock Option Awards in 2001

The following table provides details regarding stock options granted to the Named Executive Officers in 2001. In addition, in accordance with Securities and Exchange Commission (the "SEC") rules, the hypothetical gains or "option spreads" that would exist for the respective options are shown. These gains are based on assumed rates of annual compounded stock price appreciation of 5% and 10% from the date the options were granted over their 10-year term.

Options Granted in 2001

Name	Number of Securities Underlying Options Granted (1) (#)	Percent of All Options Granted to Employees in 2001	Exercise Price Per Share ($)	Expiration Date	5% (2) ($)	10% (2) ($)
Paul G. Abrams	0	0.0000%	0	N/A	0	0
Douglass Given	150,000	10.0401%	$3.35000	7/30/2011	$ 316,020	$ 800,856
Wolfgang Oster	400,000	26.7735%	4.70000	6/4/2011	1,182,322	2,996,236
Richard L. Anderson	0	0.0000%	0	N/A	0	0
Karen Auditore-Hargreaves	35,000	2.3427%	5.94000	5/22/2011	130,747	331,339
Becky J. Bottino	30,000	2.0080%	5.94000	5/22/2011	112,069	284,005

(1) The options granted on 7/30/2001 to Douglass Given are exercisable 1/12th per month and expire ten years from the grant date. The options granted on 6/4/2001 to Wolfgang Oster will be exercisable at a rate of 25% after one year from the grant date and then in monthly increments at a rate of 1/48thper month of the original grant over the following three years and expire ten years from the grant date. The options granted on 5/22/01 to Karen Auditore-Hargreaves and Becky J. Bottino become exercisable in monthly increments over a four-year period from the grant date and expire ten years from the grant date. All options were granted with an exercise price equal to the fair market value of the Common Stock on the date of the grant based on the closing price of the common stock as quoted on the NASDAQ National Market. Under certain circumstances, defined as "change in control" in the Company's Restated 1994 Stock Option Plan, vesting of options will be accelarated and optinees will have the right to exercise all or a part of such options immediately prior to any such transaction.

(2) The amounts result from the assumed rates of stock price appreciation required by the SEC and are not intended to forecast actual stock price appreciation.

Stock Option Exercises

The following table sets forth information on option exercises in the year ended December 31, 2001 by the Named Executive Officers and the value of such officers' unexercised options at the end of 2001.

Aggregated Option Exercises in 2001 and Year-End Option Values

Name	Shares Acquired on Exercise	Value Realized	Number of Securities Underlying Unexercised Options at December 31, 2001 (#)		Value Of Unexercised In-The-Money Options at December 31, 2001 (1) ($)	
			Exercisable	Unexercisable	Exercisable	Unexercisable
Paul G. Abrams	80,000	$ 96,000	393,735	292,765	$1,462,158	$1,210,286
Richard L. Anderson	140,219	365,695	275,759	70,772	1,009,506	65,836
Karen Auditore-Hargreaves	0	0	56,979	98,021	175,800	219,750
Becky Bottino	5,000	21,300	176,689	61,562	669,031	74,276
Douglass B. Given	0	0	137,500	112,500	151,250	211,750
Wolfgang Oster	0	0	0	400,000	0	428,000

(1) The value of unexercised in-the-money options is calculated based on the market price per share on December 31, 2001, of $5.77 as reported by the NASDAQ National Market, less the exercise price.

Report of the Compensation Committee on Executive Compensation

Statement of Compensation Philosophy

The Compensation Committee of the Board of Directors is responsible for establishing compensation levels for the Company's executive officers, establishing and administering performance-based compensation plans, evaluating the performance of the Company's executive officers, and considering management succession and related matters.

The Company's executive compensation program primarily consists of three parts: base salary, annual bonus, and stock options. The Company's philosophy is to hire individuals who possess the requisite professional managerial skills, with demonstrated success in positions of comparable scope and responsibility in healthcare, biotechnology and other research and industrial settings, and who will help the Company achieve its mission of developing innovative targeted therapeutics for cancer and other diseases. The Company is committed to recruiting, motivating and retaining senior executives with demonstrated talent and managerial leadership skills.

The Company's goal for total compensation is to be competitive with other biotechnology enterprises. The program places significant emphasis on equity participation by granting stock options to align the interests of senior management with those of the Company's shareholders. The Company's cash compensation is designed to be competitive while also recognizing the need to conserve cash for product development.

Compensation payments in excess of $1 million to each of the Named Executive Officers are subject to a limitation on deductibility for the Company under Section 162(m) of the Internal Revenue Code of 1986, as amended. Certain performance-based compensation is not subject to the limitation on deductibility. Cash compensation to the Chief Executive Officer or any other executive officer has never exceeded $1 million and the Compensation Committee does not expect cash compensation in 2002 to the Chief Executive Officer or any other executive officer to exceed $1 million. The Board of Directors intends to qualify option awards for the performance-based exception to the $1 million limitation on deductibility of compensation payments.

Base Salary

The Company's philosophy is to maintain executive cash compensation at a competitive level sufficient to recruit and retain individuals possessing the above-mentioned skills. Determinations of appropriate cash compensation levels are generally made through regular participation in industry and industry-related surveys, as well as by monitoring developments in key industries such as biotechnology and pharmaceuticals. The Company's cash compensation levels are designed to be approximately equal to cash compensation paid by other biotechnology enterprises. For the last several years, executive officer base salaries have only been adjusted to be consistent with the Company's overall compensation targets based on survey data.

The survey data considered by the Compensation Committee in determining 2001 executive compensation include salary information provided by 153 biotechnology enterprises having between 50 and 149 employees (the "Comparison Group").

Annual Bonus

An annual bonus plan has been established to reward participants for their contributions to the achievement of Company-wide performance goals. All executive officers of the Company participate in the program, and the Compensation Committee may elect to expand it to cover other employees. This incentive plan is designed to ensure that when such payments are added to a participant's base salary, the resultant compensation for above-average performance will approximate the average total cash compensation level of comparable companies.

In 2001, executive officers were eligible to earn a bonus as percentage of salary, upon attainment of specific Company performance goals set by the Board of Directors. These goals included: achieving project milestones and increasing cash reserves. The Compensation Committee assigns relative weights to these goals in formulating the amount of the awards. In December 2001, the Compensation Committee determined what portions of the 2001 goals were met. Based on the overall performance of the Company, bonuses were paid to the following executive officers as a percent of their 2001 salary, Mr. Anderson- 7.4%, Dr. Auditore-Hargreaves- 6.4%, Ms. Bottino- 7.5% and Dr. Oster- 28.7%.

In addition to the bonus plan, the Compensation Committee has the discretion to grant achievement awards of cash and/or stock options to individual executive officers. These achievement awards are intended to recognize an individual for outstanding contributions to the Company.

Stock Options

Stock options are viewed as a basic element of the total compensation program and emphasize long-term Company performance, measured by the creation of shareholder value. Options under the Company's existing stock option plans are granted to all employees. In determining the size of the grants, the Compensation Committee considers the amount and value of options currently held, but focuses primarily on the executive's past and likely continued contribution to the Company, as well as the executive's relative position within the Company. Although the Compensation Committee does not have a target ownership level for Common Stock holdings by executives and key employees, the Compensation Committee's objectives are to enable such persons to develop and maintain a significant long-term ownership position in the Common Stock.

Stock options to executive officers are granted with exercise prices at least equal to the fair market value on the date of grant. The Company has generally awarded options to executives at the time of employment and promotion, and at discretionary intervals thereafter. The Compensation Committee seeks to keep its executive stock option compensation competitive with other biotechnology companies. Stock option exercisability is determined by the Compensation Committee. Options become exercisable in periods generally ranging from one to nine years after date of grant. In certain cases, exercisability may be accelerated based on achievement of corporate and individual objectives.

In addition to granting stock options to the Company's current executive officers under the programs described above, the Company also granted 511,013 stock options to approximately 114 other employees under the Company's 1994 Plan. This broad-based program is designed to create an entrepreneurial spirit in the Company and to provide broad incentives for the day-to-day achievements of these employees, which, in turn, is expected to improve the Company's long-term performance.

Compensation of the Chief Executive Officer

In determining the base salary compensation of Dr. Abrams for 2001 the Compensation Committee considered the same factors that it considered when determining compensation for all employees and for the Company's other executive officers, including the Company's performance as a whole. On July 30, 2001 Dr. Abrams resigned as CEO of NeoRx Corporation. Dr. Abrams' total compensation for base pay and severance received in 2001 was $349,812.

Douglass B. Given, MD, PhD was appointed CEO on July 30, 2001. Dr. Given's base compensation received in 2001 was $148,886. His annualized base salary is $350,000, which placed him at approximately the 75th quartile of the average of chief executive officers in the Radford Associates Biotechnology Survey of companies having between 50 and 149 employees. During 2001, Dr. Given received stock options granted outside the Company's stock option plan for an aggregate of 150,000 shares that will become exercisable in equal monthly increments over one year. Dr. Given was also granted 50,000 shares of restricted stock that vested on August 31, 2001.

Submitted by the Compensation Committee of the Board of Directors

COMPENSATION COMMITTEE

Mr. Jack L. Bowman, Committee Chair
Mr. Alan Steigrod

Stock Price Performance Graph

The graph below compares the cumulative total shareholder return on the Company's Common Stock with the cumulative total shareholder return of the NASDAQ Stock Market Index (US) and the NASDAQ Pharmaceutical Stocks Index.

Note: Stock price performance shown below for the Company is historical, and not necessarily indicative of future price performance.

Comparison of Five-Year Cumulative Total Return Among NeoRx Corporation, NASDAQ Stock Market Index (US) and NASDAQ Pharmaceutical Stocks Index (1)



$400
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NeoRx Corporation
Nasdaq Stock Market Index (US)
Nasdaq Pharmaceutical Index

	1996	1997	1998	1999	2000	2001
NeoRx Corporation	$100	$136	$ 33	$ 98	$127	$140
NASDAQ Stock Market Index (US)	$100	$123	$173	$312	$193	$153
NASDAQ Pharmaceutical Index	$100	$103	$131	$245	$308	$263

(1) Assumes $100 invested on December 31, 1996, in the Company's common stock, the NASDAQ Stock Market Index and the NASDAQ Pharmaceutical Stocks Index, an index of approximately 217 companies, whose common stock is quoted on the NASDAQ National Market. The Primary Standard Industrial Classification Code Number (SIC) of these companies is #2835—Pharmaceutical Companies. Total return performance for the NASDAQ Stock Market Index and the NASDAQ Pharmaceutical Stocks Index is weighted based on the market capitalization of the firms included in each index and assumes that dividends are reinvested. The NASDAQ Stock Market Index and the NASDAQ Pharmaceutical Stocks Index are produced and published by the Center for Research in Securities Pricing at the University of Chicago.

Employment and Change of Control Agreements and Severance Agreements

Each of the Named Executive Officers of the Company, except for Drs. Given and Oster, has an agreement that defines their terms of employment and change of control of the Company (as defined in the agreement). A change of control occurs through certain mergers, consolidations, certain purchases of a significant minority interest in the Company's Common Stock, liquidations, reorganizations, and sales of substantially all the assets of the Company. Upon a change of control of the Company, the executive officers may receive 12 months' salary and a proportional bonus, if earned. Also, the vesting of all options outstanding under the Company's employee stock option plans will be accelerated and optionees will have the right to exercise all or a part of such options immediately prior to any such transaction. Any unexercised options will terminate, except that, in the event of a merger in which the shareholders of the Company receive capital stock of another corporation, such unexercised options must be assumed or an equivalent option is substituted by the successor corporation. A qualifying termination under this agreement also is considered to occur when the executive officers' responsibilities or authority are materially reduced on more than a short-term basis. These agreements automatically renew every other year absent a notice of nonrenewal by either party, and are subject to review in 2003.

The Company also has severance agreements with each of the Named Executive Officers, except for Drs. Given and Oster, that provide that the executive officer would receive 12 months' salary if such executive officer were terminated "without cause" (as defined in each agreement) or "retired" in certain agreements. The agreements define severance without cause to include a material reduction in the executive officer's responsibility or authority. These agreements automatically renew every other year absent a notice of nonrenewal by either party, and are subject to review in 2003.

Certain Relationships and Related Transactions with Management

The Company's Chairman of the Board of Directors, Dr. Fred Craves, had a consulting agreement with the Company that provided that he be retained as a general advisor and consultant to the Company's management on all matters pertaining to the Company's business. In exchange for such services, he was compensated $30,000 for each calendar quarter, plus reasonable travel and other expenses. Compensation payments under this agreement totaled $120,000 for each of the years 2001, 2000 and 1999. In addition, payments for travel and other expenses totaled approximately $58,800, $29,900 and $22,500 for 2001, 2000 and 1999, respectively. In 2002, this agreement was not renewed.

Dr. Craves is a founder of Bay City Capital BD LLC, also known as BCC, a merchant bank focused on the life sciences industry. As of March 8, 2002, BCCF, an affiliate of BCC, owned 8.9% of the Company's common stock. Mr. Bowman is on the business advisory board of BCC, Dr. Given is an Executive-in-Residence at BCC, and Dr. Goldfischer is a managing director of BCC.

The Company and BCC entered into an agreement whereby BCC will act as the Company's advisor for the purpose of identifying opportunities to enter into strategic alliances. The Company paid a retainer fee of $50,000 in cash for each calendar quarter through the end of 2001. The Company renewed the agreement for 2002 and will pay a retainer fee of $80,000 per quarter. The agreement also includes a percentage of consideration, ranging from one to five percent, depending on the ultimate amount of consideration raised. Retainer fee payments under this agreement totaled $300,000 for 2001, which included the balance payable of $100,000 at December 31, 2000. The Company also paid to BCC approximately $612,000 during 2001 for commissions related to the purchase of the radiopharmaceutical manufacturing facility and certain related assets located in Denton, Texas, from International Isotopes, Inc. In January 2001 and 2002, Mr. Steigrod and Dr. Dickson unanimously approved extending the contract with BCC. The other Directors removed themselves from the discussion and the decision to hire BCC.

In connection with an agreement to provide financial consulting services in 2001, Dr. Carl Goldfischer received fees in 2001 of $115,000 and stock option grants of 10,000 shares in December 2000 and 150,000 shares in January 2001. Services related to these stock options were fully provided by December 31, 2001 after which this agreement expired. As of January 29, 2002, vesting was accelerated for those stock options granted pursuant to this agreement that has not already vested. The Company recorded an expense in the amount of $526,000 during 2001 for the fair value of the option grants on the date the services were completed.

In connection with consulting services performed in 2001, Dr. Abrams, the former CEO, of the Company received consulting fees in the amount of $127,725. Prior to his appointment as CEO in July 2001, Dr. Given provided consulting services to the Company. The total consulting fees paid to Dr. Given in 2001 were $225,000.

The Company has a demand note receivable from Neile Grayson, Vice President of Corporate Development with a balance of approximately $115,000 as of December 31, 2001. During 2001 and 2000, the Company had a demand note from Dr. Abrams of approximately $61,000; this note was paid in full on July 31, 2001.

Compliance With Section 16(a) of the Securities Exchange Act of 1934

Section 16(a) of the Securities Exchange Act of 1934, as amended, requires the Company's Directors and executive officers, and persons who own more than 10% of a registered class of the Company's securities, to file with the SEC the initial reports of ownership and reports of changes in ownership of Common Stock and other equity securities of the Company. Directors, executive officers and greater-than-10% shareholders are required by SEC regulations to furnish the Company with copies of all Section 16(a) forms they file.

Based solely on its review of the copies of such forms it received, or written representations from certain reporting persons that no such forms were required for those persons, the Company believes that during 2001 all filing requirements required by Section 16(a) applicable to Directors, executive officers and greater-than-10% shareholders were complied with by such persons, other than one late initial Form 3 filed by Neile Grayson.

APPOINTMENT OF INDEPENDENT PUBLIC ACCOUNTANTS

The Board of Directors has selected KPMG LLP to serve as independent public accountants. Representatives from KPMG LLP are expected to be present at the annual meeting to make a statement if they so desire and to respond to appropriate questions from shareholders.

The aggregate fees billed for professional services rendered by KPMG LLP for fiscal year 2001 are as follows:

(1)	**Audit Fees** (for audit of our annual financial statements for fiscal year 2001 and reviews of our quarterly financial statements)	$71,371
(2)	**Financial Information and Systems Design and Implementation Fees** (for designing or implementing a hardware or software system that aggregates source data underlying the Company's financial statements or generates information that is significant to the financial statements taken as a whole)	$ 0
(3)	**All Other Fees:**	
	Audit related fees *	31,551
	Other non-audit services **	18,092
	Total of all other fees	$49,642

* Audit related fees consisted principally of fees for the A-133 audit, SEC filing assistance and due diligence assistance pertaining to the acquisition of certain assets from International Isotopes, Inc.

** Other non-audit services consist of tax compliance services.

The Audit Committee has considered whether the provision of non-audit services is compatible with maintaining the independence of KPMG LLP. 100% of the hours expended on KPMG LLP's engagement to audit the Company's financial statements for fiscal year 2001 were attributed to work performed by persons who are full-time, permanent employees of KPMG LLP.

PROPOSAL TO INCREASE THE NUMBER OF SHARES UNDER THE COMPANY'S RESTATED 1994 STOCK OPTION PLAN (PROPOSAL 2)

The Board of Directors has unanimously adopted, subject to shareholder approval, an amendment to increase the number of shares authorized for issuance under the NeoRx Corporation Restated 1994 Stock Option Plan (the "1994 Plan"). As amended, the number of shares of Common Stock available for issuance under the 1994 Plan would be increased from 5,800,000 to 8,800,000 shares. As of March 1, 2002, approximately 252,222 shares remained available for issuance under the 1994 Plan. The Board believes that this number will be insufficient to achieve the purpose of the 1994 Plan over the term of the plan unless the additional shares are authorized. Therefore, the shareholders will be requested at the annual meeting to approve an amendment to the 1994 Plan which increases by 3,000,000 the number of shares that may be issued under the 1994 Plan. The 1994 Plan, as proposed to be amended subject to shareholder approval, is attached as Exhibit B to this proxy statement. The following summary of the 1994 Plan does not purport to be a complete description of the 1994 Plan and is qualified by reference to Exhibit B.

Description of the 1994 Plan

Purpose. The purpose of the 1994 Plan is to provide a means to allow grants of stock options to be made to selected employees, officers, directors, agents, consultants, advisors and independent contractors in order to attract and retain the services or advice of such persons and to provide added incentive to such persons by encouraging stock ownership in the Company. As of March 1, 2002, approximately 121 people were eligible to participate in 1994 Plan. The Company's policy is to grant all employees stock options upon commencement of employment. The number of shares granted to new employees is based on the employee's level of responsibility and compensation.

Stock Subject to the 1994 Plan. Pending approval of this amendment, a maximum of 8,800,000 shares of Common Stock, subject to adjustment for stock splits, will be available for grant and issuance under the

1994 Plan. Any shares that have been made subject to an option that cease to be subject to that award (generally because the option expires or terminates) will then become available for future grants under the 1994 Plan. Under the terms of the 1994 Plan, no individual may receive stock option grants in any fiscal year in excess of an aggregate of 500,000 shares.

Administration. The plan administrator of the 1994 Plan is currently the Compensation Committee of the Board of Directors. The plan administrator, subject to the terms and conditions of the 1994 Plan and to Section 422 of the Internal Revenue Code of 1986, as amended (the "Code"), has the authority to determine all matters related to the plan in its discretion, including the authority to select the individuals to receive awards and to determine the number of shares to be subject to each option, the exercise price, and all other terms and conditions of the option.

Awards. The plan administrator is authorized to grant incentive stock options and nonincentive stock options under the 1994 Plan. Awards may consist of one or both of these grant types.

Eligibility. Options may be granted to employees, officers, directors, agents, consultants, advisors or independent contractors of the Company or a related corporation, except that only employees of the Company may receive incentive stock options.

Terms and Conditions of Stock Option Grants. At the discretion of the plan administrator, options granted under the 1994 Plan may be either nonqualified stock options ("NSOs") or incentive stock options ("ISOs") as defined in Code Section 422. The exercise price for each option is determined by the plan administrator, but may not be less than 100% of fair market value on the date of grant. As of March 1, 2002, the closing price per share of Common Stock as reported by the NASDAQ National Market was $4.00.

The exercise price for shares purchased under an option must be paid in a form acceptable to the plan administrator, which forms may include cash, checks, shares of already-owned stock, a broker-assisted cashless exercise, or such other consideration as the plan administrator may permit.

Unless the plan administrator determines otherwise, the term of each option will be ten years from the date of grant and will vest and become exercisable at a rate of 25% per year over a four-year period from the grant date.

ISOs granted to persons who own more than 10% of the total combined voting power of all classes of the Company's stock must have an option term that does not exceed five years, and the exercise price may not be less than 110% of the fair market value of the Common Stock on the date of grant.

The vested portion of options may be exercised at any time in whole or in part in accordance with their terms. The unvested portion terminates upon termination of an optionee's employment or service relationship with the Company for any reason. In the event of termination for a reason other than cause, death or total disability, and unless otherwise provided by the plan administrator, the vested portion of options will generally be exercisable for three months after the date of termination unless the option expires by its terms on an earlier date. In the event of termination by reason of death or total disability (as that term is defined in the 1994 Plan), and unless otherwise provided for by the plan administrator, the option will generally be exercisable for one year from the date of such termination, unless the option expires by its terms on an earlier date. In the event of termination for cause (as that term is defined in the 1994 Plan), the option shall not be exercisable after notice is given to the optionee of such termination for cause. A transfer of employment or service relationship between the Company and a related corporation (as that term is defined in the 1994 Plan) or the change in service relationship between the Company and an optionee does not constitute a termination of employment under the 1994 Plan so long as the person remains an employee, officer or director or is an agent, consultant, advisor or independent contractor and has a written agreement with the Company to that effect.

Unless determined otherwise by the plan administrator in compliance with the requirements of Code Section 422, the optionee may not transfer the options except by will or by the applicable laws of descent and distribution. In the event the plan administrator does allow the transfer of an option granted under the plan, the option shall remain subject to the same terms and conditions following such transfer.

Capital Adjustments. In the event of certain reorganizations, stock dividends, stock splits, consolidations or similar changes in the common stock, the aggregate number and class of shares covered by each outstanding option and the per share exercise price will be proportionately adjusted, but not the aggregate exercise price. The maximum number of shares that may be granted to any individual in one fiscal year will also be proportionately adjusted.

Corporate Transactions. If certain corporate transactions occur, such as certain mergers, consolidations, reorganizations or liquidations of the Company, outstanding options will become fully vested and exercisable immediately prior to the transaction. Options not exercised prior to the corporate transaction will terminate, except that if the shareholders of the Company receive capital stock of another corporation in exchange for their shares of common stock, outstanding options will be assumed or an equivalent option substituted by the successor corporation. Options will be assumed by a successor corporation without any acceleration in vesting upon a re-incorporation of the Company, the creation of a holding company or a merger in which the shareholders of the Company immediately before the merger have the same proportionate ownership in the surviving company after the merger.

Termination and Amendment. The Board of Directors may at any time suspend, amend or terminate the 1994 Plan, provided that any amendment that increases the number of shares authorized for issuance under the 1994 Plan, modifies the class of eligible participants or otherwise requires shareholder approval under any applicable law will require shareholder approval within 12 months of the Board's adoption of such amendment. Any amendment that would constitute a "modification" to outstanding ISOs under Code Section 422 will have prospective effect only unless the holders of the outstanding options agree otherwise.

Federal Income Tax Consequences.

The following discussion summarizes the material United States federal income tax consequences to the Company and to participants in the 1994 Plan. This summary is based on the Code and the United States Treasury regulations promulgated thereunder as in effect on the date of the proxy statement, all of which may change with retroactive effect. The summary is not intended to be a complete analysis or discussion of all potential tax consequences that may be important to participants in the plan. Therefore, the Company strongly encourages participants to consult their own tax advisors as to the specific federal income tax or other tax consequences of their participation in the plan.

Incentive Stock Options. The incentive stock options granted under the 1994 Plan are intended to qualify for favorable federal income tax treatment accorded "incentive stock options" under the Code. Generally, the grant or exercise of an incentive stock option does not result in any federal income tax consequences to the participant or to the Company. However, the exercise of an incentive stock option will generally increase the participant's alternative minimum tax liability, if any.

The federal income tax consequence of a disposition of stock acquired through the exercise of an incentive stock option will depend on the period such stock is held prior to disposition. If a participant holds stock acquired through exercise of an incentive stock option for at least two years from the date on which the option is granted and at least one year from the date of exercise of the option, the participant will recognize long-term capital gain or loss in the year of disposition, equal to the difference between the amount realized on the disposition of the stock and the amount paid for the stock on exercise of the option.

Generally, if a participant disposes of the stock before the expiration of either the statutory holding periods described above (a "disqualifying disposition"), the participant will recognize ordinary income equal to the lesser of (i) the excess of the fair market value of the stock on the date of exercise over the exercise price and (ii) the excess of the amount realized on the disposition of the stock over the exercise price. Subject to certain limitations, to the extent the participant recognized ordinary income by reason of a disqualifying disposition, the Company generally will be entitled to a corresponding business expense deduction in the taxable year during which the disqualifying disposition occurs.

Generally, in the taxable year of a disqualifying disposition, the participant will also recognize capital gain or loss equal to the difference between the amount realized on the disposition of such stock over the sum of the amount paid for such stock plus any amount recognized as ordinary income by reason of the disqualifying disposition. Such capital gain or loss will be characterized as short-term or long-term depending on how long the stock was held. Long-term capital gains generally are subject to lower tax rates than ordinary income and short-term capital gains. Currently, the maximum capital gains rate for federal income tax purposes is 20% while the maximum ordinary income rate is 38.6%. Slightly different rules may apply to optionees who are subject to Section 16(b) of the Exchange Act.

Nonqualified Stock Options. Generally, the grant of a nonqualified stock option will not result in any federal income tax consequences to the Company or the participant. Upon exercise of an nonqualified stock option, the participant generally will recognize ordinary income equal to the excess of the fair market value of the stock on the date of exercise over the amount paid for the stock upon exercise of the option. Subject to certain limitations, the Company will be generally entitled to a corresponding business expense deduction equal to the ordinary income recognized by the participant.

Upon disposition of stock, the participant will recognize capital gain or loss equal to the difference between the amount realized on the disposition of such stock over the sum of the amount paid for such stock plus any amount recognized as ordinary income upon exercise of the option. Such capital gain or loss will be characterized as short-term or long-term, depending on how long the stock was held.

Slightly different rules may apply to optionees who acquire stock subject to certain repurchase options or who are subject to Section 16(b) of the Exchange Act.

Potential Limitations on Deductions. Section 162(m) of the Code precludes a deduction for compensation paid to our chief executive officer and our four highest compensated officers (other than our chief executive officer) to the extent that such compensation exceeds $1,000,000 for a taxable year. If certain requirements are met, qualified performance-based compensation is disregarded for purposes of the $1,000,000 limitation.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE FOR APPROVAL OF THE INCREASE IN THE NUMBER OF SHARES ISSUABLE UNDER THE COMPANY'S RESTATED 1994 STOCK OPTION PLAN.

PROPOSAL TO INCREASE THE NUMBER OF SHARES UNDER THE COMPANY'S 1991 RESTRICTED STOCK PLAN (PROPOSAL 3)

The Board of Directors has unanimously adopted, subject to shareholder approval, an amendment to increase the number of shares authorized for issuance under the NeoRx Corporation 1991 Restricted Stock Plan, as amended (the "1991 Plan"). As amended, the number of shares of Common Stock available for issuance under the 1991 Plan would be increased from 250,000 to 400,000 shares. As of March 1, 2002, approximately 130,250 shares remained available for issuance under the 1991 Plan. The Board believes that this number will be insufficient to achieve the purpose of the 1991 Plan over the term of the plan unless the additional shares are authorized. Therefore, the shareholders will be requested at the annual meeting to approve an amendment to the 1991 Plan which increases by 150,000 the number of shares that may be issued under the 1991 Plan. The 1991 Plan, as proposed to be amended subject to shareholder approval, is attached as Exhibit C to this proxy statement. The following summary of the 1991 Plan does not purport to be a complete description of the 1991 Plan and is qualified by reference to Exhibit C.

Description of the 1991 Plan

Purpose. The purpose of the 1991 Plan is to provide a means to allow grants or sales of restricted stock to be made to selected employees, officers, agents, consultants, advisors and independent contractors in order to attract and retain the services or advice of such persons and to provide added incentive to such persons by encouraging stock ownership in the Company. As of March 1, 2002, approximately 121 people were eligible to participate in 1991 Plan.

Stock Subject to the 1991 Plan. Pending approval of this amendment, a maximum of 400,000 shares of Common Stock, subject to adjustment for stock splits, will be available for grant and issuance under the 1991 Plan. Any shares that have been issued or sold under the 1991 Plan that are subsequently forfeited, surrendered, exchanged or cancelled for any reason will then become available for future grants under the 1991 Plan.

Administration. The plan administrator of the 1991 Plan is currently the Compensation Committee of the Board of Directors. The plan administrator, subject to the terms and conditions of the 1991 Plan, has the authority to determine all matters related to the plan in its discretion, including the authority to select the individuals to receive awards and to determine the number of shares to be subject to each restricted stock award, the purchase price, if any, and all other terms and conditions of the restricted stock award.

Awards. The plan administrator is authorized to grant restricted stock awards under the 1991 Plan.

Eligibility. Restricted stock awards may be granted to employees, officers, agents, consultants, advisors or independent contractors of the Company or a related corporation (as that term is defined in the 1991 Plan).

Terms and Conditions of Restricted Stock Awards. Grants of restricted stock may be made at the discretion of the plan administrator. The maximum number of shares that may be granted and the price per share, if any, at which such stock may be purchased will be established by the plan administrator. As of March 1, 2002, the closing price per share of Common Stock as reported by the Nasdaq National Market was $4.00.

Restricted stock shall be issued to grantees under the 1991 Plan subject to restrictions on transfer, sale or other disposition of such stock for a term to be determined by the plan administrator in its sole discretion (the "restricted term'). The restricted term need not be identical for all grants made under the 1991 Plan.

In the event of termination of a grantee's employment or service relationship with the Company for a reason other than death or disability (as that term is defined in the 1991 Plan), certain involuntary terminations other than for cause (as that term is defined in the 1991 Plan) or in connection with certain changes in control, the shares subject to the restricted term will be forfeited by the grantee and will be returned to the Company. The restricted term will be deemed to be satisfied in the event of termination of a grantee's employment or service relationship with the Company due to death or disability, involuntary termination without cause where the individual had a written agreement granting such benefit to the employee, or on the effective date of a dissolution, liquidation or merger or sale of assets of the Company that results in one or more affiliated corporations owning more than 80% of the outstanding voting stock of the Company (unless the holders of securities of the Company prior to the merger own the same proportionate ownership in the new entity holding 80% or more of the voting stock). A transfer of employment or service relationship between the Company and a related corporation (as that term is defined in the 1991 Plan) does not constitute a termination of employment under the 1991 Plan.

The plan administrator may also set certain specified financial or strategic performance goals and a time by which such performance goals must be accomplished as part of the terms and conditions of the restricted stock award. In the event that such performance goals are not met by the time set forth in the restricted stock award agreement, the shares will be forfeited by the holder and returned to the Company.

During the restricted term, the grantee may not transfer the restricted shares except by will or by the applicable laws of descent and distribution or pursuant to a "qualified domestic relations order" as that term is defined in the Internal Revenue Code of 1986, as amended (the "Code").

Capital Adjustments. In the event of certain reorganizations, stock dividends, stock splits, consolidations or similar changes in the common stock, the aggregate number and class of shares that may be granted under the 1991 Plan shall be proportionately adjusted.

Corporate Transactions. In the event of a corporate transaction such as a merger or sale of assets where less than 80% of the voting stock is transferred to one or more affiliated corporations, all securities received by a grantee in exchange for stock still subject to the restricted term shall continue to be subject to the terms of the 1991 Plan, including the restricted term.

Termination and Amendment. The Board of Directors may at any time suspend, amend or terminate the 1991 Plan, provided that any amendment that increases the number of shares authorized for issuance under the 1991 Plan, modifies the class of eligible participants or otherwise materially increases the benefits to participants under the 1991 Plan will require shareholder approval at the next annual meeting of the shareholders following the Board's adoption of such amendment.

Federal Income Tax Consequences.

The following discussion summarizes the material United States federal income tax consequences to the Company and to participants in the 1991 Plan. This summary is based on the Code and the United States Treasury regulations promulgated thereunder as in effect on the date of the proxy statement, all of which may change with retroactive effect. The summary is not intended to be a complete analysis or discussion of all potential tax consequences that may be important to participants in the plan. Therefore, the Company strongly encourages participants to consult their own tax advisors as to the specific federal income tax or other tax consequences of their participation in the plan.

Generally, upon acquisition of stock under a restricted stock award, the recipient will recognize ordinary income equal to the excess of the fair market value of the stock at the time of receipt over the amount, if any, paid for such stock. However, to the extent the stock is subject to certain restrictions, the recipient will not recognize any ordinary income until the restrictions lapse or, if earlier, the time the stock becomes transferable. At such time, the recipient will recognize ordinary income equal to the excess of the current fair market value of the stock over the amount, if any, paid for the stock. Any further appreciation in the fair market value of the stock will be taxed upon disposition of the stock. Subject to certain limitations, the Company generally will be entitled to a corresponding business expense deduction equal to the ordinary income recognized by the recipient.

However, within thirty (30) days of receipt of stock subject to restrictions as described above, the recipient may elect to recognize ordinary income in the taxable year of receipt, despite the fact that such stock is subject to restrictions. If such election is made, the recipient will recognize ordinary income equal to the excess of the fair market value of the stock at the time of receipt over the amount, if any, paid for the stock. If the stock is later forfeited, the participant will not be allowed a deduction for any income recognized in connection with making the election.

Upon disposition of the stock, the recipient will recognize capital gain or loss equal to the difference between the amount realized on the disposition of the stock and the sum of the amount paid for the stock, if any, plus any amount recognized as ordinary income upon acquisition or vesting of the stock (including income recognized pursuant to an election as described above). Such capital gain or loss will be characterized as short-term or long-term, depending upon how long the stock was held.

Slightly different rules may apply to persons who acquire stock subject to certain repurchase options or who are subject to Section 16(b) of the Exchange Act.

Potential Limitations on Deductions. Section 162(m) of the Code precludes a deduction for compensation paid to our chief executive officer and our four highest compensated officers (other than our chief executive officer) to the extent that such compensation exceeds $1,000,000 for a taxable year. If certain requirements are met, qualified performance-based compensation is disregarded for purposes of the $1,000,000 limitation.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE FOR APPROVAL OF THE INCREASE IN THE NUMBER OF SHARES ISSUABLE UNDER THE COMPANY'S 1991 RESTRICTED STOCK PLAN.

PROPOSALS OF SHAREHOLDERS

Under the Company's Bylaws, shareholders seeking to propose business to be conducted at an annual meeting of shareholders must give written notice to the Company no later than the date that shareholder nominations for Directors must be received. The notice must contain certain information as to the proposal and the shareholder, including the shareholder's share ownership and any financial interest of the shareholder in the proposal. Any proposal not made in compliance with the Bylaws may be rejected by the Board of Directors. No shareholder proposals for the annual meeting has been received by the Company as of the date of this proxy statement.

A shareholder who intends to present a proposal at our 2003 annual meeting must give notice of the proposal to the Company no later than November 29, 2002, to be considered for inclusion in the proxy statement and form of proxy relating to that meeting.

Pursuant to Rule 14a-4 under the Securities Exchange Act of 1934, as amended, the Company intends to retain discretionary authority to vote proxies with respect to shareholder proposals for which the proponent does not seek inclusion of the proposed matter in NeoRx's proxy statement for our 2002 annual meeting, except in circumstances where (i) NeoRx receives notice of the proposed matter no later than February 12, 2003, and (ii) the proponent complies with the other requirements set forth in Rule 14a-4.

OTHER BUSINESS

The Company knows of no other business to be presented at the annual meeting. If any other business properly comes before the annual meeting, it is intended that the shares represented by proxies will be voted with respect thereto in accordance with the best judgment of the persons named in the accompanying form of proxy.

Upon written request from any person solicited herein addressed to the Company's Corporate Secretary at the Company's principal offices, the Company will provide, at no cost, a copy of the Company's Form 10-K annual report as filed with the SEC for the year ended December 31, 2001.

By Order of the Board of Directors

Richard L. Anderson,
Senior Vice President,
Chief Financial Officer and Secretary

March 29, 2002
Seattle, Washington

Exhibit A NeoRx Corporation Audit Committee Charter

NeoRx Corporation

AUDIT COMMITTEE CHARTER

I. PURPOSE AND ROLE

The audit committee is a committee of the board of directors of the corporation. Its primary function shall be to assist the board in fulfilling its oversight responsibilities, by reviewing financial information to be provided to the shareholders and others, systems of internal controls that management and the board of directors have established, and the corporation's audit process. The audit committee's primary responsibilities are to:

Serve as an independent and objective monitor of the corporation's financial reporting process and internal control system.

Review and appraise the audit efforts of the corporation's independent accountants and internal auditing department.

Promote an open avenue of communication among the independent accountants, financial and senior management, the internal auditing department, and the board of directors.

The audit committee will primarily fulfill these responsibilities by carrying out the activities enumerated in Section IV of this charter.

The corporation's independent accountants shall ultimately be accountable to the board of directors and to the audit committee, and the board of directors and audit committee shall, as representatives of the corporation's shareholders, have the ultimate authority and responsibility to select, evaluate, and, where appropriate, replace the independent accountants (or to nominate the independent accountants to be proposed for shareholder approval).

The responsibilities of a member of the audit committee shall be in addition to such member's duties as a member of the board of directors. Additionally, while the audit committee shall have the responsibilities and powers set forth in this charter, it shall not be the duty of the audit committee to plan or conduct audits or to determine whether the corporation's financial statements are complete, accurate, or in accordance with generally accepted accounting principles. These are the responsibilities of management and the independent accountants. Nor shall it be the duty of the audit committee to conduct investigations, to resolve disagreements, if any, between management and the independent accountants, or to assure compliance with laws and regulations or the corporation's own policies or code of conduct.

II. COMPOSITION

The audit committee shall be comprised of three or more directors, who shall serve on the committee at the pleasure of the board of directors. Each member of the audit committee shall be free from any relationship that in the opinion of the board would interfere with the exercise of his or her independent judgment as a member of the committee. The membership of the committee shall meet the independence and financial literacy and experience requirements of The NASDAQ Stock Market, Inc., as the same may be modified or supplemented, or similar requirements of such other securities exchange or quotation system as may from time to time apply to the corporation. Unless a chair is selected by the full board, the members of the committee may designate a chair by majority vote of the full committee membership.

III. MEETINGS

As part of its job to promote open communication, the committee should meet as necessary or appropriate with management, the director of the internal auditing department and the independent accountants in separate executive sessions to discuss any matters that the committee or any of these groups believe should be discussed privately. In addition, when required under generally accepted auditing standards, the committee or its chair should meet with the independent accountants and management to review the corporation's quarterly financials, consistent with IV.4. below.

IV. RESPONSIBILITIES

To fulfill its responsibilities the audit committee shall:

Documents/Reports Review

1. Review and reassess the adequacy of this charter annually.

2. Review the corporation's annual financial statements and, as necessary or appropriate, any reports or other financial information submitted to governmental bodies or the public, such as certifications, reports, opinions, or reviews rendered by the independent accountants.

3. Review reports to management prepared by the internal auditing department and management's response.

4. When required under generally accepted auditing standards, review with financial management and the independent accountants the corporation's report on Form 10-Q prior to its filing or prior to the release of earnings. The chair of the audit committee may represent the entire committee for purposes of this review.

5. Prepare the report required by the rules of the Securities and Exchange Commission to be included in the corporation's annual proxy statement.

Independent Accountants

6. Recommend to the Board of Directors the selection of the independent accountants, considering independence and effectiveness, and approve the fees and other compensation to be paid to the independent accountants.

7. Ensure receipt from the independent accountants of a formal written statement delineating all relationships between the independent accountants and the corporation, consistent with Independence Standards Board Standard 1.

8. Actively engage in a dialogue with the independent accountants with respect to any disclosed relationships or services that may impact the objectivity and independence of the independent accountants, and take, or recommend that the full board of directors take, appropriate action to oversee the independence of the independent accountants.

9. Review the performance of the independent accountants and approve any proposed discharge of the independent accountants when circumstances warrant.

10. Periodically consult with the independent accountants out of the presence of management about internal controls and the fullness and accuracy of the corporation's financial statements.

Financial Reporting Processes

11. In consultation with the independent accountants and the internal auditors, review the integrity of the corporation's financial reporting processes, both internal and external.

12. Consider the independent accountants' judgments about the quality and appropriateness of the corporation's accounting principles as applied in its financial reporting.

13. Consider and approve, if appropriate, major changes to the corporation's auditing and accounting principles and practices as suggested by the independent accountants, management, or the internal auditing department.

Process Improvement

14. Following completion of the annual audit, review separately with each of management, the independent accountants and the internal auditing department any significant difficulties encountered during the course of the audit, including any restrictions on the scope of work or access to required information.

15. Review any significant disagreement among management and the independent accountants or the internal auditing department in connection with the preparation of the financial statements.

16. Review with the independent accountants, the internal auditing department and management the extent to which changes or improvements in financial or accounting practices, as approved by the audit committee, have been implemented. (This review should be conducted at an appropriate time subsequent to implementation of changes or improvements, as decided by the committee.)

Legal Compliance

17. Review activities, organizational structure, and qualifications of the internal audit department.

18. Review, with the corporation's counsel, legal compliance matters including corporate securities trading policies.

19. Review, with the corporation's counsel, any legal matter that could have a significant impact on the corporation's financial statements.

Other

20. Perform any other activities consistent with this charter, the corporation's by-laws and governing law, as the audit committee or the board deems necessary or appropriate.

Exhibit B NeoRx Corporation Restated 1994 Stock Option Plan

NEORX CORPORATION

RESTATED 1994 STOCK OPTION PLAN

As Proposed for Amendment and Restatement on March 18, 2002

SECTION 1. PURPOSE

The purpose of the Restated 1994 Stock Option Plan (this "Plan") is to provide a means whereby selected employees, officers, directors, agents, consultants, advisors and independent contractors of NeoRx Corporation (the "Company"), or of any parent or subsidiary (as defined in subsection 5.8 and referred to hereinafter as "related corporations") thereof, may be granted incentive stock options and/or nonqualified stock options to purchase the Common Stock (as defined in Section 3) of the Company, in order to attract and retain the services or advice of such employees, officers, directors, agents, consultants, advisors and independent contractors and to provide added incentive to such persons by encouraging stock ownership in the Company.

SECTION 2. ADMINISTRATION

This Plan shall be administered by the Board of Directors of the Company (the "Board") or a committee or committees (which term includes subcommittees) appointed by, and consisting of two or more members of, the Board. The administrator of this Plan shall hereinafter be referred to as the "Plan Administrator." So long as the Common Stock is registered under Section 12(b) or 12(g) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), the Board shall consider, in selecting the Plan Administrator and the membership of any committee acting as Plan Administrator of this Plan with respect to any persons subject or likely to become subject to Section 16 under the Exchange Act, the provisions regarding (a) "outside directors," as contemplated by Section 162(m) of the Internal Revenue Code of 1986, as amended (the "Code"), and (b) "nonemployee directors," as contemplated by Rule 16b-3 under the Exchange Act. The Board may delegate the responsibility for administering this Plan with respect to designated classes of eligible participants to different committees, subject to such limitations as the Board deems appropriate. Committee members shall serve for such term as the Board may determine, subject to removal by the Board at any time.

2.1 Procedures

The Board shall designate one of the members of the Plan Administrator as chairman. The Plan Administrator may hold meetings at such times and places as it shall determine. The acts of a majority of the members of the Plan Administrator present at meetings at which a quorum exists, or acts reduced to or approved in writing by all Plan Administrator members, shall be valid acts of the Plan Administrator.

2.2 Responsibilities

Except for the terms and conditions explicitly set forth in this Plan, the Plan Administrator shall have the authority, in its discretion, to determine all matters relating to the options to be granted under this Plan, including selection of the individuals to be granted options, the number of shares to be subject to each option, the exercise price, and all other terms and conditions of the options. Grants under this Plan need not be identical in any respect, even when made simultaneously. The interpretation and construction by the Plan Administrator of any terms or provisions of this Plan or any option issued hereunder, or of any rule or regulation promulgated in connection herewith, shall be conclusive and binding on all interested parties, so long as such interpretation and construction with respect to incentive stock options correspond to the requirements of Section 422 of the Code, the regulations thereunder and any amendments thereto.

2.3 Rule 16b-3 Compliance and Bifurcation of Plan

Notwithstanding anything in this Plan to the contrary, the Board, in its absolute discretion, may bifurcate this Plan so as to restrict, limit or condition the use of any provision of this Plan to participants who are subject to Section 16 of the Exchange Act without so restricting, limiting or conditioning this Plan with respect to other participants.

SECTION 3. STOCK SUBJECT TO THIS PLAN

The stock subject to this Plan shall be the Company's Common Stock (the "Common Stock"), presently authorized but unissued or subsequently acquired by the Company. Subject to adjustment as provided in Section 7, the aggregate amount of Common Stock to be delivered upon the exercise of all options granted under this Plan shall not exceed 8,800,000 shares. If any option granted under this Plan shall expire or be surrendered, exchanged for another option, canceled or terminated for any reason without having been exercised for vested and nonforfeitable shares, the unpurchased shares subject thereto shall thereupon again be available for purposes of this Plan, including for replacement options which may be granted in exchange for such expired, surrendered, exchanged, canceled or terminated options.

SECTION 4. ELIGIBILITY

An incentive stock option may be granted only to any individual who, at the time the option is granted, is an employee of the Company or any related corporation. A nonqualified stock option may be granted to any employee, officer, director, agent, consultant, advisor or independent contractor of the Company or any related corporation; provided, however, that such agent, consultant, advisor or independent contractor render bona fide services that are not in connection with the offer and sale of the Company's securities in a capital-raising transaction and do not directly or indirectly promote or maintain a market for the Company's securities. Any party to whom an option is granted under this Plan shall be referred to hereinafter as an "Optionee."

SECTION 5. TERMS AND CONDITIONS OF OPTIONS

Options granted under this Plan shall be evidenced by written agreements which shall contain such terms, conditions, limitations and restrictions as the Plan Administrator shall deem advisable and which are not inconsistent with this Plan. Notwithstanding the foregoing, options shall include or incorporate by reference the following terms and conditions:

5.1 Number of Shares and Price

The maximum number of shares that may be purchased pursuant to the exercise of each option and the price per share at which such option is exercisable (the "exercise price") shall be as established by the Plan Administrator, provided that the maximum number of shares with respect to which an option or options may be granted to any Optionee in any one fiscal year of the Company shall not exceed 500,000 shares (the "Maximum Annual Optionee Grant"); and provided that the Plan Administrator shall act in good faith to establish the exercise price which shall be not less than the fair market value per share of the Common Stock at the time the option is granted and, with respect to incentive stock options granted to greater than 10% shareholders, the exercise price shall be as required by subsection 6.1.

5.2 Term and Maturity

Subject to the restrictions contained in Section 6 with respect to granting incentive stock options to greater than 10% shareholders, the term of each incentive stock option shall be as established by the Plan Administrator and, if not so established, shall be 10 years from the date it is granted but in no event shall it exceed 10 years. The term of each nonqualified stock option shall be as established by the Plan Administrator and, if not so established, shall be 10 years. To ensure that the Company or a related corporation will achieve the purpose and receive the benefits contemplated in this Plan, any option granted to any Optionee hereunder shall, unless the condition of this sentence is waived or modified in the agreement evidencing the option or by resolution adopted at any time by the Plan Administrator, be exercisable as follows:

- Option grants for existing employees with at least one year of service become exercisable in monthly increments over a four-year period from the grant date.
- Option grants for new employees with less than one year of service and existing employees receiving promotions become exercisable at a rate of 25% after one year from the grant date and then in monthly increments at a rate of $1/48^{th}$ per month of the original grant over the following three years.

Unless the Plan Administrator (or the Company's Chief Executive Officer in the case of Optionees who are not subject to Section 16 under the Exchange Act) determines otherwise, the vesting schedule of an option shall be adjusted proportionately to the extent an Optionee's hours of employment or service are reduced after the date of grant.

5.3 Exercise

Subject to the vesting schedule described in subsection 5.2, each option may be exercised in whole or in part at any time and from time to time; provided, however, that an option may not be exercised for less than a reasonable number of shares at any one time, as determined by the Plan Administrator,. Only whole shares will be issued pursuant to the exercise of any option. Options shall be exercised by delivery to the Company of notice of the number of shares with respect to which the option is exercised, together with payment of the exercise price.

5.4 Payment of Exercise Price

Payment of the option exercise price shall be made in full at the time the notice of exercise of the option is delivered to the Company and shall be in cash, bank certified or cashier's check or personal check (unless at the time of exercise the Plan Administrator in a particular case determines not to accept a personal check) for the Common Stock being purchased.

The Plan Administrator can determine at any time before exercise that additional forms of payment will be permitted. Unless the Plan Administrator in its sole discretion determines otherwise, either at the time the option is granted or at any time before it is exercised, and to the extent permitted by applicable laws and regulations (including, but not limited to, federal tax and securities laws and regulations and state corporate law), an option may be exercised by a combination of cash and/or check and one or both of the following alternative forms:

(a) tendering (either actually or by attestation) shares of stock of the Company held by an Optionee having a fair market value equal to the exercise price, such fair market value to be determined in good faith by the Plan Administrator; provided, however, that payment in stock held by an Optionee shall not be made unless the stock shall have been owned by the Optionee for a period of at least six months (or any shorter period necessary to avoid a charge to the Company's earnings for financial accounting purposes); or

(b) delivery of a properly executed exercise notice, together with irrevocable instructions to a broker, all in accordance with the regulations of the Federal Reserve Board, to promptly deliver to the Company the amount of sale or loan proceeds to pay the exercise price and any federal, state or local withholding tax obligations that may arise in connection with the exercise.

5.5 Withholding Tax Requirement

The Company may require the Holder to pay to the Company the amount of any withholding taxes that the Company is required to withhold with respect to the grant or exercise of any option. Subject to the Plan and applicable law, the Plan Administrator, in its sole discretion may permit a Participant to satisfy withholding obligations, in whole or in part, by paying cash, by electing to have the Company withhold shares of Common Stock (up to the minimum required federal tax withholding rate) or by transferring to the Company shares of Common Stock (already owned by the Optionee for the period necessary to avoid a charge to the Company's earnings for financial reporting purposes), in such amounts as are equivalent to the fair market value of the withholding obligation. The Company shall have the right to withhold from any shares of Common Stock issuable pursuant to an option or from any cash amounts otherwise due or to become due from the Company to the Participant an amount equal to such taxes.

5.6 Holding Periods

5.6.1 Securities and Exchange Act Section 16

If an individual subject to Section 16 of the Exchange Act sells shares of Common Stock obtained upon the exercise of a stock option within six months after the date the option was granted, such sale may result in short-swing profit liability under Section 16(b) of the Exchange Act.

5.6.2 Taxation of Stock Options

In order to obtain certain tax benefits afforded to incentive stock options under Section 422 of the Code, an Optionee must hold the shares issued upon the exercise of an incentive stock option for two years after the date of grant of the option and one year from the date of exercise. An Optionee may be subject to the alternative minimum tax at the time of exercise of an incentive stock option.

The Plan Administrator may require an Optionee to give the Company prompt notice of any disposition of shares of Common Stock acquired by the exercise of an incentive stock option prior to the expiration of such holding periods.

Tax advice should be obtained when exercising any option and prior to the disposition of the shares issued upon the exercise of any option.

5.7 Transferability of Options

Options granted under this Plan and the rights and privileges conferred hereby may not be transferred, assigned, pledged or hypothecated in any manner (whether by operation of law or otherwise) other than by will or by the applicable laws of descent and distribution, and shall not be subject to execution, attachment or similar process. During an Optionee's lifetime, any options granted under this Plan are personal to him or her and are exercisable solely by such Optionee or a permitted assignee or transferee of such Optionee (as provided below). Any attempt to transfer, assign, pledge, hypothecate or otherwise dispose of any option under this Plan or of any right or privilege conferred hereby, contrary to the Code or to the provisions of this Plan, or the sale or levy or any attachment or similar process upon the rights and privileges conferred hereby shall be null and void. Notwithstanding the foregoing, to the extent permitted by Section 422 of the Code, the Plan Administrator may permit an Optionee to (i) during the Optionee's lifetime, designate a person who may exercise the option after the Optionee's death by giving written notice of such designation to the Company (such designation may be changed from time to time by the Optionee by giving written notice to the Company revoking any earlier designation and making a new designation) or (ii) transfer the option and the rights and privileges conferred hereby; provided, however, that any option so assigned or transferred shall be subject to all the same terms and conditions contained in the instrument evidencing the option.

5.8 Termination of Relationship

If the Optionee's relationship with the Company or any related corporation ceases for any reason, then the portion of the Optionee's option that is not exercisable at the time of such cessation shall terminate immediately upon such cessation, unless the Plan Administrator determines otherwise. If the Optionee's relationship with the Company or any related corporation ceases for any reason other than termination for cause, death or total disability, and unless by its terms the option sooner terminates or expires, then the Optionee may exercise, for a three-month period, that portion of the Optionee's option which is exercisable at the time of such cessation, but the Optionee's option shall terminate at the end of such period following such cessation as to all shares for which it has not theretofore been exercised, unless such provision is waived in the agreement evidencing the option or at any time prior to the expiration of the option by the Plan Administrator in its sole discretion. If, however, in the case of an incentive stock option, the Optionee does not exercise the Optionee's option within three months after cessation of employment, the option will no longer qualify as an incentive stock option under the Code.

If an Optionee is terminated for cause, any option granted hereunder shall automatically terminate as of the first discovery by the Company of any reason for termination for cause, and such Optionee shall thereupon have no right to purchase any shares pursuant to such option. "Termination for cause" shall mean dismissal for dishonesty, conviction or confession of a crime punishable by law (except minor violations), fraud, misconduct or unauthorized use or disclosure of confidential information, in each case as determined by the Plan Administrator and its determination shall be conclusive and binding. If an Optionee's relationship with the Company or any related corporation is suspended pending an investigation of whether or not the Optionee shall be terminated for cause, all the Optionee's rights under any option granted hereunder likewise shall be suspended during the period of investigation.

If an Optionee's relationship with the Company or any related corporation ceases because of a total disability, the portion of the Optionee's option that is exercisable at the time of such cessation may be exercised for a period of one year following such cessation (unless by its terms it sooner terminates and expires). As used in this Plan, the term "total disability" refers to a mental or physical impairment of the Optionee which is expected to result in death or which has lasted or is expected to last for a continuous period of 12 months or more and which causes the Optionee to be unable, in the opinion of the Company, to perform his or her duties for the Company and to be engaged in any substantial gainful activity. Total disability shall be deemed to have occurred on the first day after the Company has furnished its opinion of total disability to the Plan Administrator.

Any change of relationship with the Company shall not constitute a termination of the Optionee's relationship with the Company for purposes of this Section 5.8 so long as the Optionee continues to be an employee, officer, director or, pursuant to a written agreement with the Company, an agent, consultant, advisor or independent contractor of the Company or of a related corporation. The Plan Administrator, in its absolute discretion, may determine all questions of whether particular leaves of absence constitute a termination of services; provided, however, that with respect to incentive stock options, such determination shall be subject to any requirements contained in the Code. The foregoing notwithstanding, with respect to incentive stock options, employment shall not be deemed to continue beyond the first 90 days of such leave, unless the Optionee's reemployment rights are guaranteed by statute or by contract.

As used herein, the term "related corporation," when referring to a subsidiary corporation, shall mean any corporation (other than the Company) in, at the time of the granting of the option, an unbroken chain of corporations ending with the Company, if stock possessing 50% or more of the total combined voting power of all classes of stock of each of the corporations other than the Company is owned by one of the other corporations in such chain. When referring to a parent corporation, the term "related corporation" shall mean any corporation in an unbroken chain of corporations ending with the Company if, at the time of the granting of the option, each of the corporations other than the Company owns stock possessing 50%

or more of the total combined voting power of all classes of stock in one of the other corporations in such chain.

5.9 Death of Optionee

If an Optionee dies while he or she has a relationship with the Company or any related corporation or within the three-month period (or 12-month period in the case of totally disabled Optionees) following cessation of such relationship, any option held by such Optionee to the extent that the Optionee would have been entitled to exercise such option, may be exercised within one year after his or her death by the personal representative of his or her estate or by the person or persons to whom the Optionee's rights under the option shall pass (i) by will or by the applicable laws of descent and distribution or (ii) by a designation or transfer pursuant to Section 5.7.

5.10 No Status as Shareholder

Neither the Optionee nor any party to which the Optionee's rights and privileges under the option may pass shall be, or have any of the rights or privileges of, a shareholder of the Company with respect to any of the shares issuable upon the exercise of any option granted under this Plan unless and until such option has been exercised.

5.11 Continuation of Relationship

Nothing in this Plan or in any option granted pursuant to this Plan shall confer upon any Optionee any right to continue in the employ or other relationship of the Company or of a related corporation, or to interfere in any way with the right of the Company or of any such related corporation to terminate his or her employment or other relationship with the Company at any time.

5.12 Modification and Amendment of Option

Subject to the requirements of Code Section 422 with respect to incentive stock options and to the terms and conditions and within the limitations of this Plan, the Plan Administrator may modify or amend outstanding options granted under this Plan. The modification or amendment of an outstanding option shall not, without the consent of the Optionee, impair or diminish any of his or her rights or any of the obligations of the Company under such option. Except as otherwise provided in this Plan, no outstanding option shall be terminated without the consent of the Optionee.

5.13 Limitation on Value for Incentive Stock Options

As to all incentive stock options granted under the terms of this Plan, to the extent that the aggregate fair market value of the stock (determined at the time the incentive stock option is granted) with respect to which incentive stock options are exercisable for the first time by the Optionee during any calendar year (under this Plan and all other incentive stock option plans of the Company, a related corporation or a predecessor corporation) exceeds $100,000, such options shall be treated as nonqualified stock options. The previous sentence shall not apply if the Internal Revenue Service issues a public rule, issues a private ruling to the Company, any Optionee or any legatee, personal representative or distributee of an Optionee or issues regulations changing or eliminating such annual limit.

SECTION 6. GREATER THAN 10% SHAREHOLDERS

6.1 Exercise Price and Term of Incentive Stock Options

If incentive stock options are granted under this Plan to employees who own more than 10% of the total combined voting power of all classes of stock of the Company or any related corporation, the term of such incentive stock options shall not exceed five years and the exercise price shall be not less than 110%

of the fair market value of the Common Stock at the time the incentive stock option is granted. This provision shall control notwithstanding any contrary terms contained in an option agreement or any other document.

6.2 Attribution Rule

For purposes of subsection 6.1, in determining stock ownership, an employee shall be deemed to own the stock owned, directly or indirectly, by or for his or her brothers, sisters, spouse, ancestors and lineal descendants. Stock owned, directly or indirectly, by or for a corporation, partnership, estate or trust shall be deemed to be owned proportionately by or for its shareholders, partners or beneficiaries. If an employee or a person related to the employee owns an unexercised option or warrant to purchase stock of the Company, the stock subject to that portion of the option or warrant which is unexercised shall not be counted in determining stock ownership. For purposes of this Section 6, stock owned by an employee shall include all stock actually issued and outstanding immediately before the grant of the incentive stock option to the employee.

SECTION 7. ADJUSTMENTS UPON CHANGES IN CAPITALIZATION

The aggregate number and class of shares for which options may be granted under this Plan, the Maximum Annual Optionee Grant set forth in Section 5.1, the number and class of shares covered by each outstanding option and the exercise price per share thereof (but not the total price), and each such option, shall all be proportionately adjusted for any increase or decrease in the number of issued shares of Common Stock of the Company resulting from a split-up or consolidation of shares or any like capital adjustment, or the payment of any stock dividend.

7.1 Effect of Liquidation or Reorganization

Upon a merger, consolidation, acquisition of property or stock, separation, reorganization or liquidation of the Company, as a result of which the shareholders of the Company receive cash, stock or other property in exchange for or in connection with their shares of Common Stock (each, a "corporate transaction"), then the exercisability of each option outstanding under this Plan shall be automatically accelerated so that each such option shall, immediately prior to the specified effective date for the corporate transaction, become fully exercisable with respect to the total number of shares of Common Stock purchasable under such option and may be exercised for all or any portion of such shares. To the extent such option is not exercised, it shall terminate, except that in the event of a corporate transaction in which shareholders of the Company receive capital stock of another corporation in exchange for their shares of Common Stock, such unexercised option shall be assumed or an equivalent option shall be substituted by such successor corporation or a parent or subsidiary of such successor corporation. Any such assumed or equivalent option shall be fully exercisable with respect to the total number of shares purchasable under such option.

Notwithstanding the foregoing, upon a merger of the Company in which the holders of Common Stock immediately prior to the merger have the same proportionate ownership of common stock in the surviving corporation immediately after the merger, a mere reincorporation or the creation of a holding company, each option outstanding under this Plan shall be assumed or an equivalent option shall be substituted by the successor corporation or a parent or subsidiary of such corporation, and the vesting schedule set forth in the instrument evidencing the option shall continue to apply to such assumed or equivalent option.

7.2 Fractional Shares

In the event of any adjustment in the number of shares covered by any option, any fractional shares resulting from such adjustment shall be disregarded and each such option shall cover only the number of full shares resulting from such adjustment.

7.3 Determination of Board to Be Final

All Section 7 adjustments shall be made by the Board, and its determination as to what adjustments shall be made, and the extent thereof, shall be final, binding and conclusive. Unless an Optionee agrees otherwise, any change or adjustment to an incentive stock option shall be made in such a manner so as not to constitute a "modification" as defined in Code Section 424(h) and so as not to cause his or her incentive stock option issued hereunder to fail to continue to qualify as an incentive stock option as defined in Code Section 422(b).

SECTION 8. SECURITIES REGULATION

Shares shall not be issued with respect to an option granted under this Plan unless the exercise of such option and the issuance and delivery of such shares pursuant thereto shall comply with all relevant provisions of law, including, without limitation, any applicable state securities laws, the Securities Act of 1933, as amended, the Exchange Act, the rules and regulations promulgated thereunder, and the requirements of any stock exchange upon which the shares may then be listed, and shall be further subject to the approval of counsel for the Company with respect to such compliance, including the availability, if applicable, of an exemption from registration for the issuance and sale of any shares hereunder.

SECTION 9. AMENDMENT AND TERMINATION

9.1 Board Action

The Board may at any time suspend, amend or terminate this Plan, provided that, to the extent required for compliance with Section 422 of the Code or by any applicable law or regulation, the Company's shareholders must approve any amendment which will:

(a) increase the total number of shares that may be issued under this Plan;

(b) modify the class of participants eligible for participation in this Plan; or

(c) otherwise require shareholder approval under any applicable law or regulation.

Such shareholder approval must be obtained within 12 months of the adoption by the Board of such amendment.

Any amendment made to this Plan since its original adoption which would constitute a "modification" to incentive stock options outstanding on the date of such amendment shall not be applicable to such outstanding incentive stock options, but shall have prospective effect only, unless the Optionee agrees otherwise.

9.2 Automatic Termination

Unless sooner terminated by the Board, this Plan shall terminate ten years from the earlier of (a) the date on which this Plan is adopted by the Board or (b) the date on which this Plan is approved by the shareholders of the Company. No option may be granted after such termination or during any suspension of this Plan. The amendment or termination of this Plan shall not, without the consent of the option holder, impair or diminish any rights or obligations under any option theretofore granted under this Plan.

SECTION 10. GENERAL

10.1 Optionees in Foreign Countries

The Plan Administrator shall have the authority to adopt such modifications, procedures and subplans as may be necessary or desirable to comply with provisions of the laws of foreign countries in which the Company or its related corporations may operate to assure the viability of the benefits from options granted to Optionees employed in such countries and to meet the objectives of the Plan.

10.2 No Trust or Fund

The Plan is intended to constitute an "unfunded" plan. Nothing contained herein shall require the Company to segregate any monies or other property, or shares of Common Stock, or to create any trusts, or to make any special deposits for any immediate or deferred amounts payable to any Optionee, and no Optionee shall have any rights that are greater than those of a general unsecured creditor of the Company.

10.3 Severability

If any provision of the Plan or any option is determined to be invalid, illegal or unenforceable in any jurisdiction, or as to any person, or would disqualify the Plan or any option under any law deemed applicable by the Plan Administrator, such provision shall be construed or deemed amended to conform to applicable laws, or, if it cannot be so construed or deemed amended without, in the Plan Administrator's determination, materially altering the intent of the Plan or the option, such provision shall be stricken as to such jurisdiction, person or option, and the remainder of the Plan and any such option shall remain in full force and effect.

10.4 Choice of Law

The Plan and all determinations made and actions taken pursuant hereto, to the extent not otherwise governed by the laws of the United States, shall be governed by the laws of the State of Washington without giving effect to principles of conflicts of laws.

SECTION 11. EFFECTIVENESS OF THIS PLAN

This Plan shall become effective upon adoption by the Board so long as it is approved by the Company's shareholders at any time within 12 months of the adoption of this Plan.

Plan adopted by the Board of Directors on February 17, 1994 and approved by the shareholders on May 17, 1994; amended by the Board of Directors on March 11, 1996; amended and restated by the Board of Directors on December 3, 1996. Plan further amended and restated by the Board of Directors on March 7, 2000. Section 3 of the Plan amended by the Board of Directors on March 2, 2001 to increase the number of authorized shares from 4,500,000 to 5,800,000 shares and such amendment was approved by the shareholders on May 22, 2001. Section 3 of the Plan was amended by the Board of Directors on March 18, 2002 to increase the number of authorized shares from 5,800,000 to 8,800,000 shares pending approval from the Shareholders at the Company's Annual Meeting to be held on May 2, 2002.

Exhibit C NeoRx Corporation 1991 Restricted Stock Plan

NEORX CORPORATION

1991 RESTRICTED STOCK PLAN

As Proposed for Amendment and Restatement on March 18, 2002

SECTION 1. PURPOSE

The purpose of this 1991 Restricted Stock Plan (this "Plan") is to provide a means whereby selected employees, officers, agents, consultants, advisors and independent contractors of NeoRx Corporation (the "Company"), or of any parent or subsidiary thereof (as further defined in Section 11(c), "Related Corporations"), may be granted or sold restricted stock, in order to attract and retain the services or advice of such employees, officers, agents, consultants, advisors and independent contractors and to provide added incentive to such persons by encouraging stock ownership in the Company.

SECTION 2. ADMINISTRATION

This plan shall be administered by the Board of Directors of the Company (the "Board") or, in the event the Board shall appoint and/or authorize a committee to administer this Plan, by such committee. The administrator of this Plan shall hereinafter be referred to as the "Plan Administrator."

In the event a member of the Plan Administrator may be eligible, subject to the restrictions set forth in Section 4, to participate in or receive or hold restricted stock awards under this Plan, no member of the Plan Administrator shall vote with respect to the granting of a restricted stock award hereunder to himself or herself, as the case may be, and, if state corporate law does not permit a committee to grant restricted stock awards to Directors, then any restricted stock award granted under this Plan to a Director for his or her services as such shall be approved by the full Board.

The members of any committee serving as Plan Administrator shall be appointed by the Board for such term as the Board may determine. The Board may from time to time remove members from, or add members to, the committee. Vacancies on the committee, however caused, may be filled by the Board.

So long as the Company's common stock (the "Common Stock") is registered under Section 12(b) or 12(g) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), the Board shall consider, in selecting the Plan Administrator and the membership of any committee acting as Plan Administrator of this Plan with respect to any persons subject or likely to become subject to Section 16 under the Exchange Act, the provisions regarding "nonemployee directors," as contemplated by Rule 16b-3 under the Exchange Act.

2.1. Procedures

The Board shall designate one of the members of the Plan Administrator as chairperson. The Plan Administrator may hold meetings at such times and places as it shall determine. The acts of a majority of the members of the Plan Administrator present at meetings at which a quorum exists, or acts reduced to or approved in writing by all Plan Administrator members, shall be valid acts of the Plan Administrator.

2.2. Responsibilities

Except for the terms and conditions explicitly set forth in this Plan, the Plan Administrator shall have the authority, in its discretion, to determine all matters relating to the restricted stock awards to be granted under this Plan, including selection of the individuals to be granted restricted stock awards, the number of shares to be subject to each restricted stock award, the price, if any, at which the restricted stock is to be sold, the term or duration and the type of restrictions to be imposed upon the restricted stock, and all other terms and conditions of the restricted stock awards. Grants under this Plan need not be identical in any respect, even when made simultaneously. The interpretation and construction by the Plan Administrator of any terms or provisions of this Plan or any restricted stock award granted hereunder, or of any rule or regulation promulgated in connection herewith, shall be conclusive and binding on all interested parties.

2.3. Section 16(b) Compliance and Bifurcation of this Plan

Notwithstanding anything in this Plan to the contrary, the Board, in its absolute discretion, may bifurcate this Plan so as to restrict, limit or condition the use of any provision of this Plan to participants who are officers and Directors subject to Section 16 of the Exchange Act without so restricting, limiting or conditioning this Plan with respect to other participants.

If a Director or officer subject to Section 16 of the Exchange Act sells shares of restricted stock obtained pursuant to the grant of a restricted stock award under this Plan within six months after the date of such grant, such sale may result in short-swing profit liability under Section 16(b) of the Exchange Act.

SECTION 3. STOCK SUBJECT TO THIS PLAN

The stock subject to this Plan shall be the Common Stock, presently authorized but unissued or subsequently acquired by the Company. Subject to adjustment as provided in Section 10, the aggregate amount of Common Stock to be granted or sold as restricted stock under this Plan shall not exceed 400,000 shares as such Common Stock was constituted on the effective date of this Plan. If any restricted stock granted under this Plan shall be forfeited, surrendered, exchanged or canceled for any reason, such shares shall thereupon again be available for purposes of this Plan, including for replacement grants which may be made in exchange for such forfeited, surrendered, exchanged or canceled shares.

SECTION 4. ELIGIBILITY

Restricted stock may be granted to any employee, officer, agent, consultant, advisor or independent contractor of the Company or any related corporation, whether an individual or an entity. Any party who receives a grant under this Plan shall be referred to hereinafter as a "Grantee."

SECTION 5. TERMS AND CONDITIONS OF RESTRICTED STOCK AWARDS

Restricted stock awards granted under this Plan shall be evidenced by written agreements which shall contain such terms, conditions, limitations and restrictions as the Plan Administrator shall deem advisable and which are not inconsistent with this Plan. Notwithstanding the foregoing, restricted stock awards shall include or incorporate by reference the following terms and conditions:

5.1. Number of Shares and Price

The maximum number of shares of restricted stock that may be granted and the price per share, if any, at which such stock may be purchased shall be as established by the Plan Administrator.

5.2. Holding of Certificates

Each Grantee who receives a restricted stock award shall be issued certificates for the shares of restricted stock. The certificates evidencing the shares of restricted stock shall be imprinted with a legend to the effect that the shares of restricted stock represented thereby may not be sold, exchanged, transferred, pledged, hypothecated or otherwise disposed of except in accordance with the terms of this Plan and the written agreement thereunder, and each transfer agent for the Common Stock shall be instructed to the same effect in respect of such shares. The Plan Administrator may require under such terms and conditions as it deems appropriate or desirable that the certificates for shares of restricted stock delivered under this Plan may be held in custody by a bank or other institution, or that the Company may itself hold such shares in custody until the Restricted Term (as defined in Section 5.3) expires or until restrictions thereon otherwise lapse, and may require, as a condition of any receipt of such shares, that the Grantee shall have delivered a stock power endorsed in blank relating to such shares.

5.3. Restricted Term

Restricted stock shall be subject to a restriction period (after which restrictions will expire), which shall mean a period commencing on the date the restricted stock award is granted and ending on such date or dates as the Plan Administrator shall determine (the "Restricted Term").

Notwithstanding the foregoing, the Restricted Term shall expire with respect to all shares of restricted stock then subject to the Restricted Term upon the occurrence of (a) the Grantee's death or Disability (as defined in Section 11(b)) during the Restricted Term while the Grantee is an employee, officer, agent, consultant, advisor or independent contractor of the Company, (b) if so provided in the restricted stock award agreement, upon the termination by the Company without Cause (as defined in Section 11(a)) of the grantee's relationship with the Company as an employee, agent, consultant, advisor or independent contractor, or (c) the effective date of a dissolution or liquidation of the Company, or of a reorganization, merger, or consolidation of the Company with one or more corporations which results in more than eighty percent (80%) of the outstanding voting shares of the Company being owned by one or more affiliated corporations or other affiliated entities, or of a transfer of all or substantially all the assets or more than eighty percent of the then outstanding shares of the Company to another corporation or entity (other than a merger of the Company in which the holders of Common Stock immediately prior to the merger have the same proportionate ownership of common stock in the surviving corporation immediately after the merger, a mere reincorporation or the creation of a holding company).

5.4. Expiration of the Restricted Term

(a) Upon expiration of the Restricted Term applicable to any shares of restricted stock:

(i) The Grantee shall, with respect to such shares, make payment, in the form of cash or a certified or bank cashier's check, to the Company in an amount sufficient to satisfy any taxes or other amounts required by any governmental authority to be withheld and paid over to such authority for the account of the Grantee, or shall otherwise make arrangements satisfactory to the Company for the payment of such amounts through withholding or otherwise; and

(ii) The Grantee shall, if requested by the Company, make appropriate representations in a form satisfactory to the Company that such shares will not be sold other than pursuant to an effective registration statement under the Securities Act of 1933, as amended (the "Act") and any applicable state securities laws, or an applicable exemption from the registration requirements of the Act and any applicable state securities laws.

The foregoing clause (ii) shall not be effective if and so long as such shares are covered by an effective registration statement under the Act and a prospectus meeting the requirements of Section 10(a)(3) of the Act and the shares are either registered or exempt from registration under any applicable state securities laws. In connection with the issuance and delivery of such shares, the Company shall use its best efforts to comply with any applicable registration requirements of the Act, any applicable listing requirements of any national securities exchange on which stock of the same class is then listed, and any other requirements of law or any regulatory bodies having jurisdiction over such issuance and delivery, including any applicable state securities laws.

(b) To the extent permissible under applicable tax, securities and other laws, the Board may, in its sole discretion, permit the Grantee to elect to satisfy the tax withholding requirements described in

Section 5.4(a) above by applying shares with respect to which the Restricted Term has expired. Any such tax withholding may be permitted, at the discretion of the Board, for amounts up to the highest marginal income tax rates applicable to the Grantee.

(c) The Company shall have the right to withhold from any shares of Common Stock issuable upon the expiration of the Restricted Term an amount equal to such amount required to satisfy the tax withholding requirements.

(d) Any election by the Grantee to have shares withheld as provided in Section 5.4(b) above will be subject to the following restrictions:

(i) The election with respect to any shares must be made prior to the expiration of the Restricted Term with respect to such shares; and

(ii) The election will be subject to the approval or disapproval of the Board.

(e) The amount to be withheld under an election which meets the foregoing requirements will be the amount required to satisfy the statutory minimum federal, state and local tax withholding requirements; provided, however, that, at its discretion, the Board may allow the Grantee to increase the amount to be withheld under an election at the time when the election is made up to the amount necessary to satisfy the maximum federal, state and local taxes which will be payable by the Grantee with respect to the shares covered by the election.

(f) The Board reserves the right to modify the terms of any election to comply with the requirements of any applicable tax, securities and other laws or accounting principles.

5.5. Nontransferability of Restricted Stock

During the Restricted Term, the shares of restricted stock granted under this Plan may not be transferred, assigned, pledged or hypothecated in any manner (whether by operation of law or otherwise) other than by will or by the applicable laws of descent and distribution or pursuant to the terms of a qualified domestic relations order as defined in the Internal Revenue Code of 1986, as amended (the "Code"), and shall not be subject to execution, attachment or similar process. Any attempt to transfer, assign, pledge, hypothecate or otherwise dispose of any such shares under this Plan or of any right or privilege conferred hereby, contrary to the Code or to the provisions of this Plan, or the sale or levy or any attachment or similar process upon the rights and privileges conferred hereby shall be null and void. Notwithstanding the foregoing, if the Company permits, a Grantee may, during the Grantee's lifetime, designate a person to receive such shares after the Grantee's death by giving written notice of such designation to the Plan Administrator. Such designation may be changed from time to time by the Grantee by giving written notice to the Plan Administrator revoking any earlier designation and making a new designation.

SECTION 6. VOTING AND OTHER RIGHTS

During the Restricted Term, the Grantee shall, except as otherwise provided herein, have all the rights of a shareholder with respect to all the shares of restricted stock subject to the Restricted Term not previously forfeited by the Grantee pursuant to the terms of this Plan and any related agreement, including, without limitation, the right to vote such shares and the right to receive all dividends or other distributions with respect to such shares. In connection with the payment of such dividends or other distributions, there shall be deducted any taxes or other amounts required by any governmental authority to be withheld and paid over to such authority for the account of the Grantee.

SECTION 7. FORFEITURE OF SHARES

In the event that (a) the Grantee's relationship with the Company or any Related Corporation (as defined in Section 11(c)) as an employee, officer, agent, consultant, advisor or independent contractor ceases at any time before the end of the Restricted Term for any reason other than (i) his or her death or Disability (as defined in Section 11(b)), (ii) if so provided in the restricted stock award agreement, his or her involuntary termination without Cause (as defined in Section 11(a)), or (iii) the acquisition or merger of the Company or any similar transaction where the Company is not the survivor or the sale of all or substantially all the assets of the Company or (b) specified financial and strategic goals, if any, established by the Plan Administrator are not met prior to a date specified by the Plan Administrator (all such events referred to herein as an "Event of Forfeiture"), then all shares then subject to the Restricted Term shall thereupon be forfeited by the Grantee and transferred back to the Company without any consideration or payment therefor to the Grantee. Upon any such Event of Forfeiture, the Grantee shall deliver to the Company all certificates evidencing the shares subject to the Restricted Term, accompanied by stock powers and other instruments of transfer duly executed by the Grantee. After the time when any shares are required to be delivered to the Company for transfer to it pursuant to this Section 7, the Company shall not pay any dividend to the Grantee on account of such shares, or permit the Grantee to exercise any privileges or rights of a shareholder with respect to such shares, but shall, insofar as permitted by law, treat the Company as the owner of such shares.

For purposes of this Section 7, a transfer of relationship as an employee, officer, agent, consultant, advisor or independent contractor between the Company and any Related Corporation shall not be deemed to constitute a cessation of relationship with the Company or any of its Related Corporations. For purposes of this Section 7, employment shall be deemed to continue while the Grantee is on military leave, sick leave or other bona fide leave of absence (as determined by the Plan Administrator). The foregoing notwithstanding, employment shall not be deemed to continue beyond the first 90 days of such leave, unless the Grantee's reemployment rights are guaranteed by statute or by contract or unless the Plan Administrator determines otherwise.

SECTION 8. DELIVERY OF REPLACEMENT CERTIFICATES

Upon the Grantee's satisfaction of the requirements of Section 5.4, the Company shall deliver replacement certificates with respect to those shares no longer subject to the Restricted Term and related instruments of transfer which shall evidence that the shares are no longer subject to the Restricted Term. The Grantee shall, as a condition to such delivery, surrender the certificate(s) with respect to those shares no longer subject to the Restricted Term.

SECTION 9. EFFECT ON GRANTEE'S CONTINUED RELATIONSHIP WITH THE COMPANY

While it is intended that the Grantee's continued relationship with the Company or a Related Corporation as an employee, officer, agent, consultant, advisor or independent contractor during the Restricted Term is required in order for the Grantee to be able to retain all the shares (except as otherwise provided in Section 5.3), the Grantee's right, if any, to continue to serve the Company and any Related Corporation as an employee, officer, agent, consultant, advisor or independent contractor shall not be enlarged or otherwise affected by the grant to the Grantee of a restricted stock award, nor shall such grant in any way restrict the right of the Company or Related Corporation to terminate the Grantee's relationship as an employee, officer, agent, consultant, advisor or independent contractor at any time for any reason.

SECTION 10. STOCK SPLIT, REORGANIZATION, MERGER, ETC.

In the event of any recapitalization, reclassification, stock split or reverse stock split of the outstanding shares of Common Stock, the aggregate number and class of securities for which restricted stock awards may be granted under the Plan shall be proportionately adjusted. All securities received by the Grantee in respect of the Shares subject to the Restricted Term as a result of any merger, consolidation, sale of assets, reorganization, recapitalization, reclassification, stock dividend, stock split, reverse stock split or other distribution shall be subject to the provisions of the Plan unless the Restricted Term ends as a consequence of such transaction pursuant to Section 5.3.

SECTION 11. DEFINITIONS

(a) "Cause"— Termination by the Company of the Grantee's relationship with the Company as an employee, officer, agent, consultant, advisor or independent contractor for "Cause" means termination due to:

(i) Any felonious act by the Grantee; or

(ii) Unexcused absence, which is defined as:

failure by the Grantee to attend to his or her regularly assigned duties at the Company on a full-time basis for reasons other than incapacity due to physical or mental illness, or other than due to Disability (as defined in Section 11(b)); and

failure by the Grantee to return to full-time performance of his or her duties within fifteen (15) days after written notice to the Grantee calling for the Grantee's return to his or her regularly assigned duties is given by the Company.

(b) "Disability" means incapacity due to physical or mental illness which prevents the Grantee from performing his or her regularly assigned duties at the Company on a full-time basis for a consecutive period in excess of six months. Disability may be established only by a written certificate from an independent licensed physician.

(c) "Related Corporation," when referring to a subsidiary corporation, means any corporation (other than the Company) in, at the time of the granting of the restricted stock award, an unbroken chain of corporations ending with the Company, if stock possessing 50% or more of the total combined voting power of all classes of stock of the corporations other than the Company is owned by one of the other corporations in such chain. When referring to a parent corporation, the term "Related Corporation" shall mean any corporation in an unbroken chain of corporations ending with the Company if, at the time of the granting of the restricted stock award, each of the corporations other than the Company owns stock possessing 50% or more of the total combined voting power of all classes of stock in one of the other corporations in such chain.

SECTION 12. MODIFICATION AND AMENDMENT OF RESTRICTED STOCK AWARDS

Subject to the terms and conditions and within the limitations of this Plan, the Plan Administrator may modify or amend outstanding restricted stock awards granted under this Plan. The modification or amendment of an outstanding restricted stock award shall not, without the consent of the Grantee, impair or diminish any of the Grantee's rights or any of the obligations of the Company under such restricted stock award. Except as otherwise provided in this Plan, no outstanding restricted stock award shall be terminated without the consent of the Grantee.

SECTION 13. AMENDMENT AND TERMINATION

13.1. Board Action

The Board may at any time suspend, amend or terminate this Plan, provided that the approval of the holders of a majority of the Company's outstanding shares of voting capital stock is necessary at the next annual meeting of shareholders of the Company after the adoption by the Board of any amendment which will:

(a) increase the number of shares of restricted stock that may be granted under this Plan;

(b) materially modify the requirements as to eligibility for participation in this Plan; or

(c) otherwise materially increase the benefits accruing to the participants under this Plan.

13.2. Termination

The plan shall continue in effect until it is terminated by action of the Board or the Company's shareholders. No restricted stock award may be granted after any such termination or during any suspension of this Plan.

13.3. Effect of Amendment or Termination

The amendment or termination of this Plan shall not, without the consent of the Grantee, alter or impair any rights or obligations under any restricted stock award theretofore granted under this Plan.

SECTION 14. EFFECTIVENESS OF THIS PLAN

This Plan shall become effective upon adoption by the Board so long as it receives approval by the holders of a majority of the Company's outstanding shares of voting capital stock at the 1992 Annual Meeting.

Adopted by the Board of Directors on December 17, 1991 and approved by the Shareholders on February 20, 1992. Shares authorized for issuance under the Plan were adjusted to reflect a one-for-four reverse stock split on December 13, 1993, from one million shares authorized under this Plan to 250,000 shares after the reverse split. The Plan was amended and restated by the Board of Directors on December 3, 1996. Amendment to Section 3 adopted by the Board of Directors on March 18, 2002 to increase the number of shares authorized under the Plan from 250,000 to 400,000 shares pending shareholder approval at the Company's Annual Meeting to be held on May 2, 2002.

NeoRx Corporation | 410 West Harrison Street | Seattle, Washington | 98119-4007

February 28, 2002

To Our Shareholders:

The past year has been a period of carefully planned and executed changes within NeoRx Corporation, with the goal of moving our product candidates forward in clinical trials, and transforming the organization for growth as a therapeutic product company.

Our primary focus over the period has been the planned resumption of pivotal clinical trials of our lead product candidate, Skeletal Targeted Radiotherapy (STR), in patients with multiple myeloma. In parallel, we advanced the clinical development of our first two product candidates from our Pretarget® technology platform, completing patient enrollment in a phase Ia trial for non-Hodgkin's lymphoma, and initiating a phase I/II clinical program for patients with gastrointestinal adenocarcinoma.

This clinical progress was preceded by careful evaluation and restructuring of the development plans for the STR and the Pretarget product candidates, to implement programs with reasonable expectations for patient enrollment and per-patient costs, while at the same time pursuing aggressive schedules for clinical testing and filing for marketing approvals. For both the STR and Pretarget programs, we convened expert panels of leading clinicians to conduct comprehensive scientific peer reviews of the development programs and clinical data in hand. These reviews confirmed the positive biological activity of our product candidates, and the strong interest among leading clinical oncologists in making these products available to treat their patients.

For STR, we have maintained a constructive dialog with the FDA following the clinical hold placed by the agency on an earlier phase III trial. We have discussed with the FDA our revised pivotal trial plan for STR in patients with refractory or relapsed multiple myeloma, including strategies for managing the delayed toxicity experienced by some patients in phase I/II. Aligned with the revised plan, we expect to begin enrolling multiple myeloma patients in a radiation dosimetry study in the first quarter of 2002. The FDA had requested this study in a small number of patients to gather additional data for calculating radiation dose levels and selecting doses that can be expected to be well-tolerated. Based on this study and subject to approval from the FDA, we plan to resume the pivotal program for STR.

In our Pretarget program, we are undertaking phase I/II trials of our lead product candidate, Pretarget® Lymphoma, in patients with non-Hodgkin's lymphoma, based

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Officers

Douglass B. Given, M.D., Ph.D.
President and Chief Executive Officer

Wolfgang Oster, M.D.
Chief Operating Officer

Richard L. Anderson
Senior Vice President and Chief Financial Officer

Karen Auditore-Hargreaves, Ph.D.
Senior Vice President, Research and Development

Becky J. Bottino
Senior Vice President, Technical Operations

Linda Findlay
Vice President, Human Resources

Richard G. Ghalie, M.D.
Vice President, Medical and Regulatory Affairs

Neile A. Grayson, Ph.D.
Vice President, Corporate Development

Melinda G. Kile
Vice President and Controller

Les J. Sabo
Vice President, Manufacturing

Anna Lewak Wight, J.D.
Vice President, Legal

on our recently completed phase Ia dose optimization study. A phase I/II program for gastrointestinal adenocarcinoma also is underway with Pretarget® Carcinoma, our second product candidate selected from the Pretarget development platform. We plan to initiate additional phase I/II trials of Pretarget Carcinoma in patients with other types of adenocarcinoma (e.g., pancreatic, breast or prostate), based on successful completion of the ongoing study.

Pretarget technology is a broad development platform for targeted therapeutics that deliver intense doses of anti-cancer agents to tumors, while largely sparing healthy tissues. Our proprietary fusion protein technology allows us to develop a wide range of tumor-specific targeting agents for Pretarget therapies to potentially address multiple cancer indications. We currently are evaluating additional fusion proteins to advance into clinical testing.

Our acquisition of a cGMP radiopharmaceutical manufacturing and distribution facility in April 2001 was an important step forward in our clinical development and commercialization plans for the STR and Pretarget product candidates. With this facility fully operational and integrated under new management, we have the means to control production and shipping, critical to delivering the time-sensitive radionuclide product components to physicians as needed. We also have secured a source of the radionuclide 166-holmium for STR, and developed and qualified the STR production process to supply clinical product for the pivotal trials.

Wolfgang Oster joined NeoRx as Chief Operating Officer in June 2001. Wolfgang's distinguished career includes nearly 20 years of leadership in clinical oncology and drug development at Behringwerke / Hoechst, US Bioscience, and most recently Medimmune, where he held senior executive positions for worldwide clinical research. Wolfgang's experience in obtaining oncology drug approvals and expertise in clinical and regulatory affairs have had a significant impact on our product development programs, organization, and operations. He has been instrumental in forming a professional management structure for clinical and regulatory affairs, manufacturing, and quality assurance, complementing our core of scientific talent to build a competitive drug development organization. In further support of our programs and organization, Wolfgang has assembled product-specific advisory boards of leading clinicians from world-class institutions and regulatory affairs veterans from industry, to provide their expert guidance and objective oversight of our programs on an ongoing basis.

Doug Given was appointed President, CEO and a Director of the company in July 2001, following the resignation of Paul Abrams. As an Executive-in-Residence at Bay City Capital, Doug was responsible for providing the expertise and impetus for needed changes in the company's clinical programs. He joined NeoRx to continue to strengthen the company's business operations and competitive position, and to create further value in its clinical programs and technologies. To this end, he has assembled an experienced corporate development team charged with seeking new routes to growth and mitigating potential business and technical risk. Previously, Doug held senior executive positions with pharmaceutical and biotechnology companies, including Mallinckrodt, Schering Plough, Monsanto / GD Searle, and Lilly.

continued

Corporate Information

NeoRx is a cancer therapeutics company developing products for targeted delivery of anti-cancer agents, including radiopharmaceuticals, directly to sites of disease.

Independent Public Accountants

KPMG LLP, Seattle, Washington

Stock Exchange Listing

Shares of the Company's common stock trade on the NASDAQ National Market system under the symbol NERX. NeoRx does not pay cash dividends on its common stock and does not anticipate doing so in the foreseeable future.

Shareholder Inquiries

Registered shareholders who have questions regarding their stock should contact NeoRx's transfer agent and registrar:

Mellon Investor Services LLC
Shareholder Relations
85 Challenger Road
Ridgefield Park, NJ 07660
www.melloninvestors.com
1-800-522-6645

NeoRx Corporation
410 West Harrison Street
Seattle, Washington 98119-4007
Tel: 1-206-281-7001
Fax: 1-206-284-7112

Visit the NeoRx Website at
www.neorx.com

NeoRx and Pretarget are registered trademarks of NeoRx Corporation.

Though we have made measurable progress over the past 12 months, we have serious work and significant challenges ahead. Operationally, we will continue to focus on advancing STR, Pretarget Lymphoma and Pretarget Carcinoma in clinical trials, and to move additional Pretarget candidates into the clinical pipeline. In so doing, we intend to develop and deploy our capital and human resources prudently and efficiently. Our strategic priorities dovetail with this product-focused operating plan. We will continue to pursue new sources of funding for our clinical programs, and partnerships for development, commercialization, and access to complementary technologies and new product opportunities. With our STR and Pretarget clinical programs moving forward, and with the organizational and operational transformations achieved over the past year, we believe that NeoRx is well-positioned to be a key player at the forefront of targeted therapies.

We are grateful for the patience and loyalty of our shareholders, especially as we retrenched after a clinical setback and retooled for the future. We also appreciate the trust and confidence our shareholders place in the quality of our science and the ability of our people to plan and execute the development and commercialization of promising new cancer therapeutics.

In closing, we thank Paul Abrams for providing entrepreneurial leadership through his many years of service to NeoRx. We also thank the employees of NeoRx for their professionalism, dedication, and focus through the recent transitions, and for their unflagging commitment to creating cancer therapeutics with improved safety and efficacy, for greater patient benefit.

Sincerely,

Doug Given
President and Chief Executive Officer

Fred Craves
Chairman